

HUNTSMAN

Enriching lives through innovation

HUN

Huntsman Corporation: Positioned For Growth

2009 Annual Report



HUNTSMAN

Enriching lives through innovation

Celebrating 40 Years



In 1970 Jon Huntsman founded Huntsman Container Corporation. This early business formed the genesis of the global chemical enterprise known today as Huntsman Corporation.

1970	1983	1986	1993
Huntsman Container Corporation Founded	Acquisition from Shell Oil	Acquisition from Hoechst Celanese	Acquisition from Monsanto

POSITIONED FOR GROWTH

Huntsman is a global manufacturer and marketer of differentiated and inorganic chemical products that improve the quality of life for people around the world. Following more than 30 acquisitions since 1970 Huntsman has approximately 11,000 employees in multiple locations worldwide. Huntsman has global leadership positions in many of its key product lines and with a number of innovative products in its product offering is well positioned to capture future opportunity and growth.

HUN
LISTED
NYSE

Geographic Revenues



- 32% North America
- 30% Europe, Middle East, Africa
- 22% Asia-Pacific
- 16% Rest of World

Employees by Location



- 52% Europe, Middle East, Africa
- 20% Asia-Pacific
- 18% North America
- 10% Rest of World

1994	1997	1997	1998	1999	2003	2005	2006/2007
Acquisition of Texaco Chemical	Spin-off of Huntsman Packaging	Acquisition of PO facility from Texaco	Divestiture of Styrene Business to Nova	Acquisition from ICI	Acquisition of Vantico	Huntsman Corporation Listing on the NYSE	Divestiture of Petrochemicals Business to SABIC and Koch



Huntsman Corporation 1.

A Letter to Our Stockholders



Dear Fellow Stockholders,

Despite the prevailing headwind of economic uncertainties we faced this past year, 2009 was a very good year for Huntsman Corporation. Specifically, our earnings improved and our balance sheet strengthened.

While we experienced a decrease in underlying demand for many of our products as a result of the worldwide economic recession, we acted quickly and put in place a plan to control our costs; we temporarily idled and permanently closed less efficient capacity and reduced our workforce by nearly 10%. These actions combined to save over $150 million in costs.

We also aggressively managed our working capital investment, reducing inventories by approximately 20%. These efforts generated nearly $500 million in working capital improvements.

In 2009, we completed successful settlement negotiations with Credit Suisse and Deutsche Bank over the dispute of their roles in the failed merger with Hexion Specialty Chemicals, Inc. Through this settlement, along with a 2008 settlement with Apollo Management, L.P., we collected over $2.7 billion in cash and other settlement payments. With these time consuming and expensive legal battles behind us, we have been focused on managing our business.

We substantially reduced our net debt position, focusing our debt prepayments on loans with the highest interest rates and



Net Debt
(dollars in millions)

nearest maturities. Our net debt position decreased approximately $800 million in 2009. In fact, our net debt position decreased more than 50% since 2004. At the end of 2009 we had approximately $2.5 billion of liquidity on hand which is more than adequate to provide future operating flexibility and strategic growth for our company.

Despite turmoil in market demand resulting from the economic downturn, we were able to maintain constant contribution margins on a per unit basis during 2009. This is a critical metric for us as we consider the underlying health of our business. With the new capacity we have added in recent years, I believe that when demand returns to pre-recession levels, we will return to normalized earnings in excess of $1 billion per year.



Our profitable results in 2009 clearly demonstrate that our business model works. Looking forward, I expect our current business portfolio to grow at a rate in excess of global GDP growth.

The decisions over the past several years to exit our commodities businesses have proven very beneficial during these volatile economic conditions. Our business is less dependent on fluctuating crude-oil based raw materials and more leveraged to products where we can capitalize on our technological innovations, global marketing and low cost of manufacturing.



Peter R. Huntsman
President, Chief Executive Officer

We continue to expand our business internationally. In the last decade we have grown our business in the vital Asia Pacific region from less than 5% to over 20%. With balanced revenue exposure in North America and Europe—each of which represent approximately one third of our business—we have an attractive footprint that makes us an essential chemical provider to industries around the globe.

Much of our recent emphasis on future growth has been strategically focused on internal opportunities. We have completed a number of multi-year investments in manufacturing efficiency and capacity, including: expansion of our low cost titanium dioxide manufacturing facility in Greatham, UK; construction of a new maleic anhydride facility in Geismar, Louisiana; and construction of a new ethyleneamines facility in Jubail, Saudi Arabia with our joint venture partner the Zamil Group. We have also concentrated a large amount of time and energy in the development of products. We have a number of innovative products in our pipeline that I believe will provide long term benefits. In 2009 alone we were granted over 300 patents to protect our most recent innovations.

I believe that now more than ever, Huntsman is in a unique position to provide solutions to many of the energy and environmental concerns in the global markets. Our products will help construct the next generation of aerospace technology, more efficient wind generated power and better energy saving building materials. Huntsman's technology will replace oil based raw materials and provide solutions to both save and clean water resources, especially in developing markets.

Over the past four quarters, we have increased our earnings as demand for our products and the end markets that we serve continue to improve. We exited 2009 a much stronger company than a year earlier. Our balance sheet is stronger, our geographic exposure is more balanced, our product pipeline is more robust, and our cost structure is more competitive.

We have successfully met the challenges of 2009 and are now well positioned for future growth that will increase long term stockholder value.

March 15, 2010

Special Note to Stockholders



Jon M. Huntsman
Executive Chairman and Founder

The year 2010 marks a significant milestone in our business. In 1970, I risked everything I owned to begin a small polystyrene container manufacturing company in Southern California. This fledgling company, known as Huntsman Container Corporation, began its continuous pursuit of excellence in manufacturing. The evolution of this forty-year journey is now known as Huntsman Corporation—one of the largest and most prominent chemical manufacturing companies in the world.

We truly are a diversified global company. More than two-thirds of our 2009 revenues were generated outside of North America, while more than 80% of our associates live and work outside of the United States. With almost a quarter of our worldwide revenues now originating from Asia, our company will continue to make strategic decisions that will insure remarkable and steady growth globally.

In 2009, we successfully maintained a strong liquidity position through careful management of our resources and successful settlements of legal disputes from a failed merger. We also reduced net debt by nearly 25% from the prior year and were able to continue our regular quarterly cash dividend to stockholders. We are pleased that our dividend payment has never been reduced since its inception.

I continue to be impressed with the strategic oversight of our Board of Directors. Collectively, they represent an extraordinary breadth of professional knowledge and life experience. I am also proud and respectful of our energetic and talented management team, each of whom possesses many years of professional experience within the chemical industry. Peter Huntsman is a most accomplished and gifted CEO.

Notwithstanding major economic headwinds, our business prospered in virtually every area. Our future has never looked more promising, and our corporate enthusiasm has never been greater.

I am confident we will continue to experience improved financial performance and enhanced stockholder value as we aggressively execute our strategic vision in 2010 and beyond.

March 15, 2010

FORTY YEARS OF BUSINESS

From the Beginning: the origins of our business date back to this early photo of the Huntsman family and their venture into polystyrene packaging. This historical photo includes our current President and CEO Peter Huntsman (far left), our Executive Chairman and Founder Jon Huntsman (back row) and the current U.S. ambassador to China Jon Huntsman Jr. (far right).



Forty Years of Business: throughout our rise to prominence in the global chemical industry, we have kept firmly in place the core values upon which our company was founded. We are committed to enriching lives through the innovation that results from employing highly skilled and talented people to develop and manufacture the highest quality products that help make life better for consumers in a multitude of ways.

Huntsman Corporation Today: Our operating companies produce 33 billion pounds of products for a variety of global businesses. Huntsman has approximately 11,000 employees in more than 75 locations worldwide. In 2009 the company had revenues of $8 billion in approximately 150 countries.

OUR PRODUCTS
ARE DIRECTLY
EFFECTING ENERGY



Huntsman has a proven record of scientific and technological innovation (we have nearly 5,000 patents, granted and pending) and is recognized as a trusted partner and supplier of key products to essential industries throughout the world. Our products such as curing agents and epoxies are a vital component in creating large wind mill blades. There are a number of innovative products in our current portfolio and in development that address energy concerns.



5

HUNTSMAN OPERATES IN FIVE DIVISIONS:
Polyurethanes, Advanced Materials, Textile Effects, Performance Products and Pigments.



Huntsman serves a variety of end markets and essential industries.

We believe our business will grow at rates in excess of GDP growth. Over the past few years we have exited our chemical commodities businesses and expanded our international footprint. Supported by our strong balance sheet we're technologically and geographically ready to take advantage of opportunity.

 ## POSITIONED FOR GROWTH

POLYURETHANES



The Polyurethanes division serves over 3,000 customers in over 90 countries. We have world scale MDI production facilities in the U.S., the Netherlands and China and 13 highly capable downstream formulation facilities, which are located close to our customers, worldwide.

PERFORMANCE PRODUCTS



Huntsman Performance Products manufactures and markets more than 2,000 products for supply in a growing number of niche industrial end-uses. We operate 16 Performance Products manufacturing facilities worldwide and license a wide range of chemical manufacturing technologies globally.

ADVANCED MATERIALS



Our Advanced Materials division is a leading global manufacturer and marketer of technologically advanced epoxy, acrylic and polyurethane-based polymer products. We focus on developing products and solutions to solve new challenges, such as the global demand for alternative energy. Our breakthrough science and innovation is globally recognized and will grow our business in all regions.

TEXTILE EFFECTS



Our Textile Effects division is the leading global provider for textile chemicals and dyes. Our textile solutions enhance the color of finished textiles, and improve such performance characteristics as wrinkle resistance and the ability to repel water and stains.

PIGMENTS



We are a global leader in the manufacture and marketing of titanium dioxide, which is a white pigment used to impart whiteness, brightness and opacity to products such as paints, plastics, paper, printing, inks, fibers and ceramics.



 Polyurethanes





Huntsman Polyurethanes is a global leader in providing MDI-based polyurethanes solutions across an extensive range of applications and market sectors.

High performance thermal insulation, comfort, adhesion and protective coatings are just some of the key benefits that our products deliver.

Our insulation products conserve energy in residential and commercial properties, and play a critical role in the food supply chain—keeping products at the right temperature in refrigerated vehicles, chiller cabinets and refrigerators. We provide comfort in automotive seating, furniture and bedding, and footwear soling. Our adhesive products, coatings and elastomers are used extensively throughout consumer and industrial applications.

In fact, the range of polyurethanes applications is constantly growing and we aim to drive this growth in partnership with customers through our innovation, responsiveness and commitment.

GREEN GROWTH: MDI-based polyurethane is used to produce the most effective energy saving insulation available in the market. For every barrel of oil we consume making PU insulation, on average we save more than 100 barrels over the lifetime of the building being insulated.





Performance Products







Performance Products is a global producer

of chemical intermediates primarily based on amines, carbonates, surfactants and maleic anhydride, whose effects provide competitive advantages for our customers.

Amines are prominent in epoxy curing, fuel and lube additives and construction. Carbonates are used in leading-edge technologies such as lithium ion batteries and electronics. Surfactants are used in cleaning and personal care products, the oil industry and agriculture. Maleic anhydride's main use is in unsaturated polyester resin for housing, automotive and the marine industry.

Customer intimacy is critical as we partner with them to develop effective solutions. We expect significant growth to come from new markets in electronics, enhanced oil recovery and low-temperature detergents. The division's continued geographic expansion, especially in the Middle East and Asia-Pacific regions, will further fuel its growth opportunities.



GREEN GROWTH: Performance Products is an innovation leader in sustainability. Its products are currently used in renewable energy applications such as solar and wind energy and in lithium ion batteries. Recently-commercialized bio-based products include surfactants made from bio-diesel, polyols for urethane foam made from soybean oil and a specialty solvent made from glycerol.











Within our Advanced Materials division we have enjoyed a long heritage of pioneering technological excellence.

We are passionate about developing and providing innovative solutions to thousands of customers worldwide. Our breakthrough science and innovation is globally recognized and provides stimulus for our global growth. We are committed to developing new chemistry and materials in response to our customer's needs. Our objective is to match technological challenges and enable our customers to grow their businesses; our 2,000 employees at 13 locations worldwide are dedicated to delivering this promise daily.

GREEN GROWTH: We enable customers to be active in green technologies and introduce new eco-friendly processes as well as alternative materials to help reduce carbon footprint and preserve resources. We manufacture a moisture barrier essential for OLED lighting.





Textile Effects



Huntsman Textile Effects is the leading global provider of high-quality dyes and chemicals to the textile and related industries. Our textile competence is dedicated towards researching and developing excellent solutions to create innovative products and technologies with intelligent effects for a more sustainable planet. With operations in 110 countries and 12 manufacturing facilities worldwide, our thousands of customers around the world are assured of fast and expert technical service with added cost advantages.



GREEN GROWTH: Our *gentle power bleach*™ product helps customers reduce water and energy up to 40% in the bleaching process. It also gives a gentle soft fabric feel and makes colors more vivid.





Pigments





We specialize in producing a range of world class titanium dioxide (TiO_2) pigments used primarily to whiten, brighten and protect coatings and plastics. We are continually engaged with our customers to develop pigment innovations to meet challenging market needs, to increase customer value, and to help contribute to a sustainable future. We produce TiO_2 products specifically designed for water-based paints, and award winning pigments that help customers reduce energy consumption and increase processing efficiency.

GREEN GROWTH: We are developing new technology designed to reflect heat in plastics and coatings that will keep surfaces cooler and reduce energy consumption.





Strength in Management

Senior Management

Jon M. Huntsman
Executive Chairman of the Board and Director
50 years industry experience

Peter R. Huntsman
President, Chief Executive Officer and Director
26 years industry experience

J. Kimo Esplin
Executive Vice President and Chief Financial Officer
16 years industry experience

James R. Moore
Executive Vice President, General Counsel and Secretary
40 years industry experience

Daniele Ferrari
Division President, Performance Products
22 years industry experience

Andre Genton
Division President, Advanced Materials
26 years industry experience

Anthony P. Hankins
Division President, Polyurethanes
30 years industry experience

Paul G. Hulme
Division President, Textile Effects
25 years industry experience

Simon Turner
Division President, Pigments
24 years industry experience

Ronald W. Gerrard
Senior Vice President, Environmental, Health & Safety and Manufacturing Excellence
30 years industry experience

Brian V. Ridd
Senior Vice President, Purchasing
26 years industry experience

R. Wade Rogers
Senior Vice President, Global Human Resources
21 years industry experience

Russ R. Stolle
Senior Vice President and Deputy General Counsel
21 years industry experience

L. Russell Healy
Vice President and Controller
18 years industry experience

Board of Directors

Jon M. Huntsman[3]
Executive Chairman of the Board and Director

Peter R. Huntsman
President, Chief Executive Officer and Director

Nolan D. Archibald[2]
Chairman of the Compensation Committee and Director
Chairman, President and Chief Executive Officer of
The Black & Decker Corporation

M. Anthony Burns
Director nominee
Chairman Emeritus of Ryder System, Inc.

Marsha J. Evans[4]
Director
Rear Admiral, U.S. Navy (retired) and former President and
Chief Executive Officer of the American Red Cross

Patrick Harker
Director
President of the University of Delaware

H. William Lichtenberger[1,4]
Vice Chairman of the Board, Chairman of the Nominating
and Corporate Governance Committee and Lead Director
Former Chairman and Chief Executive Officer of Praxair, Inc.

Richard Michaelson[1,4]
Chairman of the Audit Committee and Director
Chief Financial Officer of Life Sciences Research Inc.

Wayne A. Reaud[2,3]
Chairman of the Litigation Committee and Director
Trial Lawyer and Founder of Reaud, Morgan & Quinn

Alvin V. Shoemaker[1,2]
Director
Private Investor and Former Chairman of First Boston, Inc.

Board Committees:
(1) Audit
(2) Compensation
(3) Litigation Committee
(4) Nominating and Corporate Governance

Environment, Health and Safety

At Huntsman, we know that environment, health and safety (EHS) excellence is not something to achieve once, it is something to work for each and every day. We believe our long-term financial success is largely dependent upon how we develop our employees, protect and contribute to the societies in which we operate and care for the environment. Our corporate sustainability is inextricably linked to our EHS stewardship. We have long ascribed to the belief that ethical and moral standards are the foundation of good business policies and we have always operated with integrity—economic growth being inseparable from environmental protection and social responsibility.

Environment

Huntsman continues a 5-year trend of reducing our absolute emissions of greenhouse gases (GHGs). Our 2008 total GHG emissions are the lowest levels we've recorded—a positive reinforcement that the efforts we are making across all our businesses to control GHG emissions are showing results.[1] Put into perspective, Huntsman's global 2008 annual GHG emissions of 3.5 million metric tons CO_2 is the equivalent of less than one typical coal fired U.S. power plant.[2] Likewise, the 20 percent reduction in GHG emissions that we recorded between 2007 and 2008 can be favorably compared to annual GHG savings associated with retiring 160,000 passenger cars from U.S. highways.[2]

Health and Safety

For the fourth consecutive year, Huntsman set a new company record for our already exceptional safety program. In 2009, our U.S. Occupational Safety and Health Administration (OSHA) Recordable Rate for injuries and illnesses was five times lower than the U.S. Chemical Industry as a whole.[3]





(1) Huntsman collects and reports direct and indirect greenhouse gas emissions in standard units of million metric tons of carbon dioxide equivalents (MMT CO_2) consistent with the guiding principles of the WRI/WBCSD Greenhouse Gas Protocol.

(2) Source: U.S. EPA, Greenhouse Gas Equivalencies Calculator

(3) U.S. Bureau of Labor Statistics

Financial Performance

In millions	Year Ended December 31,		
	2009	2008	2007
Revenues	$7,763	$10,215	$9,651
Gross profit	$1,068	$ 1,264	$1,540
Interest expense, net	$ 238	$ 263	$ 286
Net income (loss)[1]	$ 112	$ 610	$ (181)
Adjusted net (loss) income[2]	$ (323)	$ (57)	$ 271
Adjusted EBITDA[3]	$ 511	$ 643	$ 926
Capital expenditures	$ 189	$ 418	$ 665

	December 31,		
	2009	2008	2007
Total assets	$8,626	$ 8,058	$8,166
Net debt[4]	$2,462	$ 3,220	$3,415



Revenues
(dollars in billions)



Adjusted EBITDA
(dollars in millions)

Revenues by Division[5]

- 38% Polyurethanes
- 27% Performance Products
- 14% Advanced Materials
- 12% Pigments
- 9% Textile Effects

Adjusted EBITDA by Division[5]



- 56% Polyurethanes
- 38% Performance Products
- 10% Advanced Materials
- 4% Pigments
- (8%) Textile Effects

(1) Net income (loss) includes $210 million expense, $575 million income and $526 million income for 2007 through 2009, respectively, associated with the terminated merger and related litigation.
(2) For a reconciliation of Adjusted net (loss) income to Net income (loss), see page 131.
(3) For a reconciliation of Adjusted EBITDA to Net income (loss), see page 131.
(4) Net debt calculated as Total debt excluding affiliates less cash.
(5) Excludes Corporate and Other.

Financial Table of Contents

DEFINITIONS

Each capitalized term used without definition in this report has the meaning specified in the Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 19, 2010.

SELECTED FINANCIAL DATA

The selected historical financial data set forth below presents our historical financial data and the historical financial data of our predecessor Huntsman Holdings, LLC as of and for the dates and periods indicated. You should read the selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and accompanying notes.

	Year ended December 31,				
	2009	2008	2007	2006	2005
	(in millions, except per share amounts)				
Statements of Operations Data:					
Revenues	$7,763	$10,215	$9,651	$8,731	$8,446
Gross profit	1,068	1,264	1,540	1,422	1,413
Restructuring, impairment and plant closing costs	152	36	42	15	107
Operating (loss) income	(71)	165	537	645	554
Income (expenses) associated with the Terminated Merger and related litigation(a)	835	780	(210)	—	—
Income (loss) from continuing operations	115	479	43	310	(129)
(Loss) income from discontinued operations, net of tax(b)	(9)	117	(217)	(133)	124
Extraordinary gain (loss) on the acquisition of a business, net of tax of nil(c)	6	14	(7)	56	—
Cumulative effect of changes in accounting principle, net of tax(d)	—	—	—	—	(28)
Net income (loss)	112	610	(181)	233	(33)
Net income (loss) attributable to Huntsman Corporation	114	609	(172)	230	(35)
Basic income (loss) per common share(e):					
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	$ 0.50	$ 2.06	$ 0.23	$ 1.39	$(0.79)
(Loss) income from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax(b)	(0.04)	0.50	(0.98)	(0.60)	0.57
Extraordinary gain (loss) on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax(c)	0.03	0.06	(0.03)	0.25	—
Cumulative effect of changes in accounting principle attributable to Huntsman Corporation common stockholders, net of tax(d)	—	—	—	—	(0.13)
Net income (loss) attributable to Huntsman Corporation common stockholders	$ 0.49	$ 2.62	$(0.78)	$ 1.04	$(0.35)

	Year ended December 31,				
	2009	2008	2007	2006	2005
	(in millions, except per share amounts)				
Diluted income (loss) per common share(e):					
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	$ 0.49	$ 2.04	$ 0.22	$ 1.32	$(0.79)
(Loss) income from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax(b)	(0.04)	0.50	(0.93)	(0.57)	0.57
Extraordinary gain (loss) on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax(c)	0.03	0.06	(0.03)	0.24	—
Cumulative effect of changes in accounting principle attributable to Huntsman Corporation common stockholders, net of tax(d)	—	—	—	—	(0.13)
Net income (loss) attributable to Huntsman Corporation common stockholders.........................	$ 0.48	$ 2.60	$(0.74)	$ 0.99	$(0.35)
Other Data:					
Depreciation and amortization	$ 442	$ 398	$ 413	$ 465	$ 501
Capital expenditures	189	418	665	550	339
Dividends per share	0.40	0.40	0.40	—	—
Balance Sheet Data (at period end):					
Total assets	$8,626	$ 8,058	$8,166	$8,445	$8,871
Total debt...................................	4,217	3,888	3,574	3,645	4,458
Total liabilities	6,761	6,426	6,313	6,679	7,330

(a) For information regarding income (expenses) associated with the Terminated Merger and related litigation, see "Note 26. Income (Expenses) Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements.

(b) (Loss) income from discontinued operations represents the operating results, partial fire insurance settlement gains and loss on disposal of our former U.S. base chemicals business, our former North American polymers business, our former European base chemicals and polymers business and our former TDI business. The U.S. base chemicals business was sold on November 5, 2007, the North American polymers business was sold on August 1, 2007, the European base chemicals and polymers business was sold on December 29, 2006 and the TDI business was sold on July 6, 2005. See "Note 27. Discontinued Operations" and "Note 25. Casualty Losses and Insurance Recoveries" to our consolidated financial statements.

(c) The extraordinary gain (loss) on the acquisition of a business relates to the June 30, 2006 acquisition of our textile effects business. See "Note 3. Business Combinations—Textile Effects Acquisition" to our consolidated financial statements.

(d) During the fourth quarter of 2005, we adopted new accounting guidance regarding conditional asset retirement obligations and recorded a charge for the cumulative effect of accounting change, net of tax, of $32 million. Also, in 2005, we accelerated the date for actuarial measurement of our pension and postretirement benefit obligations from December 31 to November 30. The effect of the change in measurement date resulted in a cumulative effect of accounting change credit, net of tax, of $4 million.

(e) All per share information has been restated to give effect to the shares issued in connection with the Reorganization Transaction and our initial public offering of common stock on February 16, 2005 and the shares issued in connection with the exchange of certain warrants (the "HMP Warrants") on March 14, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a global manufacturer of differentiated organic chemical products and of inorganic chemical products. Our products comprise a broad range of chemicals and formulations, which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, epoxy-based polymer formulations, textile chemicals, dyes, maleic anhydride and titanium dioxide. Our administrative, research and development and manufacturing operations are primarily conducted at facilities located in 27 countries. We employed approximately 11,000 associates worldwide at December 31, 2009.

We operate in five segments: Polyurethanes, Advanced Materials, Textile Effects, Performance Products and Pigments. Our Polyurethanes, Advanced Materials, Textile Effects and Performance Products segments produce differentiated organic chemical products and our Pigments segment produces inorganic chemical products. In a series of transactions beginning in 2006, we have sold or shutdown substantially all of our Polymers and Base Chemicals operations. We report the results from our former Polymers and Base Chemicals businesses as discontinued operations. See "Note 27. Discontinued Operations" to our consolidated financial statements.

Growth in our Polyurethanes, Advanced Materials and Textile Effects segments has been driven by the continued substitution of our products for other materials across a broad range of applications, as well as by the level of global economic activity. Historically, demand for many of these products has grown at rates in excess of GDP growth. In Polyurethanes, this growth, particularly in Asia, has in recent years resulted in improved demand and higher industry capacity utilization rates for many of our key products, including MDI. However, new capacity combined with slower global demand has reduced capacity utilization in 2009. In January 2010, we idled our PO/MTBE production facility at Port Neches, Texas for turnaround and inspection. This planned shutdown is expected to last until the end of the first quarter of 2010 and we expect the reduced capacity to negatively impact results of our Polyurethanes segment during the first quarter. Timely startup of this facility is subject to construction and weather delays.

In our Performance Products segment, demand for our performance specialties has generally continued to grow at rates in excess of GDP as overall demand is significantly influenced by new product and application development. Demand for most of our performance intermediates has grown in line with GDP growth. Over time, demand for maleic anhydride has generally grown at rates that slightly exceed GDP growth. However, given its dependence on the UPR market, which is heavily influenced by construction end markets, maleic anhydride demand can be cyclical.

Historically, demand for titanium dioxide pigments has grown at rates approximately equal to global GDP growth. Pigment prices have historically reflected industry-wide operating rates but have typically lagged behind movements in these rates by up to twelve months due to the effects of product stocking and destocking by customers and producers, contract arrangements and seasonality. The industry experiences some seasonality in its sales because sales of paints, the largest end use for titanium dioxide, generally peak during the spring and summer months in the northern hemisphere. This results in greater sales volumes in the second and third quarters of the year.

For further information regarding sales price and demand trends, see "Results of Operations—Segment Analysis—Current Year vs. Prior Year Decrease" and "Results of Operations—Segment Analysis—Fourth Quarter 2009 vs. Third Quarter 2009 Increase (Decrease)" below.

OUTLOOK

Sales volumes decreased 6% for the year ended December 31, 2009 compared with 2008, but increased 13% in the fourth quarter of 2009 compared to the prior year. We are encouraged by recent trends in underlying demand. We expect demand in Asia to continue to be robust. Furthermore, we expect demand in the U.S. to recover in conjunction with the construction and automotive markets. We are uncertain as to demand recovery in certain of our markets in Europe. We expect that raw materials and energy costs could rise in the future but we expect to pass those costs increases on to our customers. However, in certain product lines it could take up to 90 to 120 days to do so. We will continue to make efforts to exercise operational discipline and maximize the manufacturing efficiency of our facilities. We also have a number of innovative products in our current portfolio and in development that address energy concerns that we expect to provide long term benefits.

RECENT DEVELOPMENTS

For a discussion of recent developments, see "Note 1. General—Recent Developments" to our consolidated financial statements.

RESULTS OF OPERATIONS

The following table sets forth the condensed consolidated results of operations for the years ended December 31, 2009, 2008 and 2007 (dollars in millions):

	Year Ended December 31,			Percent Change	
	2009	2008	2007	2009 vs 2008	2008 vs 2007
Revenues	$7,763	$10,215	$9,651	(24)%	6%
Cost of goods sold	6,695	8,951	8,111	(25)%	10%
Gross profit	1,068	1,264	1,540	(16)%	(18)%
Operating expenses	987	1,063	961	(7)%	11%
Restructuring, impairment and plant closing costs . . .	152	36	42	322%	(14)%
Operating (loss) income	(71)	165	537	NM	(69)%
Interest expense, net	(238)	(263)	(286)	(10)%	(8)%
Loss on accounts receivable securitization program .	(23)	(27)	(21)	(15)%	29%
Equity in income of investment in unconsolidated affiliates	3	14	13	(79)%	8%
Loss on early extinguishment of debt	(21)	(1)	(2)	NM	(50)%
Income (expenses) associated with the Terminated Merger and related litigation	835	780	(210)	7%	NM
Other income	—	1	—	NM	NM
Income from continuing operations before income taxes	485	669	31	(28)%	NM
Income tax (expense) benefit	(370)	(190)	12	95%	NM
Income from continuing operations	115	479	43	(76)%	NM
(Loss) income from discontinued operations (including gain (loss) on disposal of $1 in 2009, $11 in 2008 and ($340) in 2007), net of tax	(9)	117	(217)	NM	NM
Extraordinary gain (loss) on the acquisition of a business, net tax of nil	6	14	(7)	(57)%	NM
Net income (loss)	112	610	(181)	(82)%	NM
Net loss (income) attributable to noncontrolling interests	2	(1)	9	NM	NM
Net income (loss) attributable to Huntsman Corporation	114	609	(172)	(81)%	NM
Interest expense, net	238	263	286	(10)%	(8)%
Income tax expense (benefit) from continuing operations	370	190	(12)	95%	NM
Income tax (benefit) expense from discontinued operations	(6)	69	(140)	NM	NM
Depreciation and amortization	442	398	413	11%	(4)%
EBITDA(1)	$1,158	$ 1,529	$ 375	(24)%	308%
Net cash provided by (used in) operating activities .	$1,104	$ 767	$ (52)	44%	NM
Net cash (used in) provided by investing activities . .	(205)	(489)	200	(58)%	NM
Net cash provided by (used in) financing activities .	184	230	(269)	(20)%	NM

The following table sets forth certain items of income (expense) included in EBITDA (dollars in millions):

	Year ended December 31,		
	2009	2008	2007
Foreign exchange gains (losses)—unallocated	$ 16	$(31)	$ (12)
Loss on early extinguishment of debt	(21)	(1)	(2)
Loss on accounts receivable securitization program	(23)	(27)	(21)
Legal and contract settlement expense, net	—	—	(6)
Amounts included in discontinued operations	(15)	186	(324)
Gain on sale of businesses/assets, net	1	1	73
Income (expenses) associated with the Terminated Merger and related litigation	835	780	(210)
Extraordinary gain (loss) on the acquisition of a business	6	14	(7)
Restructuring, impairment and plant closing costs:			
Polyurethanes	(2)	—	—
Advanced Materials	(13)	(1)	(1)
Textile Effects	(6)	(24)	(24)
Performance Products	—	(1)	(1)
Pigments	(53)	(4)	(3)
Corporate and Other	(78)	(6)	(13)
Total restructuring, impairment and plant closing costs	(152)	(36)	(42)
Total	$ 647	$886	$(551)

NM—Not meaningful

(1) EBITDA is defined as net income (loss) attributable to Huntsman Corporation before interest, income taxes, depreciation and amortization. We believe that EBITDA enhances an investor's understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness. However, EBITDA should not be considered in isolation or viewed as a substitute for net income attributable to Huntsman Corporation, cash flow from operations or other measures of performance as defined by GAAP. Moreover, EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the method of calculation. Our management uses EBITDA to assess financial performance and debt service capabilities. In assessing financial performance, our management reviews EBITDA as a general indicator of economic performance compared to prior periods. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of

productive assets and the depreciation and amortization expense among companies. Our management also believes that our investors use EBITDA as a measure of our ability to service indebtedness as well as to fund capital expenditures and working capital requirements. Nevertheless, our management recognizes that there are material limitations associated with the use of EBITDA in the evaluation of our Company as compared to net income attributable to Huntsman Corporation, which reflects overall financial performance, including the effects of interest, income taxes, depreciation and amortization. EBITDA excludes interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations. EBITDA also excludes taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations. Finally, EBITDA excludes depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. Our management compensates for the limitations of using EBITDA by using it to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Our management also uses other metrics to evaluate capital structure, tax planning and capital investment decisions. For example, our management uses credit ratings and net debt ratios to evaluate capital structure, effective tax rate by jurisdiction to evaluate tax planning, and payback period and internal rate of return to evaluate capital investments. Our management also uses trade working capital to evaluate its investment in accounts receivable and inventory, net of accounts payable.

We believe that net income (loss) attributable to Huntsman Corporation is the performance measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA and that cash provided by operating activities is the liquidity measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA. The following table reconciles EBITDA to net income (loss) attributable to Huntsman Corporation and to net cash provided by (used in) operations (dollars in millions):

	Year Ended December 31,			Percent change	
	2009	2008	2007	2009 vs 2008	2008 vs 2007
EBITDA	$1,158	$1,529	$ 375	(24)%	308%
Depreciation and amortization	(442)	(398)	(413)	11%	(4)%
Interest expense, net	(238)	(263)	(286)	(10)%	(8)%
Income tax (expense) benefit from continuing operations	(370)	(190)	12	95%	NM
Income tax benefit (expense) from discontinued operations	6	(69)	140	NM	NM
Net income (loss) attributable to Huntsman Corporation	114	609	(172)	(81)%	NM
Net (loss) income attributable to noncontrolling interests	(2)	1	(9)	NM	NM
Net income (loss)	112	610	(181)	(82)%	NM
Extraordinary (gain) loss on the acquisition of a business, net of tax	(6)	(14)	7	(57)%	NM
Equity in income of investment in unconsolidated affiliates	(3)	(14)	(13)	(79)%	8%
Depreciation and amortization	442	398	413	11%	(4)%
(Gain) loss on disposal of businesses/assets, net	(2)	6	269	NM	(98)%
Noncash restructuring, impairment and plant closing costs	13	7	15	86%	(53)%
Loss on early extinguishment of debt	21	1	2	NM	(50)%
Noncash interest expense	22	2	5	NM	(60)%
Deferred income taxes	231	202	(203)	14%	NM
Net unrealized (gain) loss on foreign currency transactions	(26)	4	(9)	NM	NM
Noncash gain on partial fire insurance settlement	—	(135)	—	NM	NM
Other, net	41	40	28	3%	43%
Changes in operating assets and liabilities	259	(340)	(385)	NM	(12)%
Net cash provided by (used in) operating activities	$1,104	$ 767	$ (52)	44%	NM

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

For the year ended December 31, 2009, net income attributable to Huntsman Corporation was $114 million on revenues of $7.8 billion compared with net income attributable to Huntsman Corporation of $609 million on revenues of $10.2 billion for 2008. The decrease of $495 million in net income attributable to Huntsman Corporation was the result of the following:

- Revenues for the year ended December 31, 2009 decreased by $2,452 million, or 24%, as compared with 2008 due principally to lower average selling prices and sales volumes in all of our segments. See "—Segment Analysis" below.

- Our gross profit for the year ended December 31, 2009 decreased by $196 million, or 16%, as compared with 2008. Lower gross profit in our Advanced Materials, Textile Effects, Performance Products and Pigments segments was offset somewhat by higher gross profit in our Polyurethanes segment. See "—Segment Analysis" below.

- Our operating expenses for the year ended December 31, 2009 decreased by $76 million, or 7%, as compared with 2008. Operating expenses decreased by $40 million due to the impact of translating foreign currency amounts to the U.S. dollar as the U.S. dollar strengthened versus other relevant currencies. Also contributing to lower operating expenses was a $25 million increase in foreign exchange gains ($13 million of gains in 2009 as compared with $12 million of losses in 2008) and cost reduction efforts in response to the worldwide economic slowdown.

- Restructuring, impairment and plant closing costs for the year ended December 31, 2009 increased to $152 million from $36 million in 2008. For more information concerning restructuring activities, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

- Our net interest expense for the year ended December 31, 2009 decreased by $25 million, or 10%, as compared with 2008. This decrease was primarily due to lower average interest rates.

- Income associated with the Terminated Merger and related litigation for the year ended December 31, 2009 consisted primarily of an $868 million gain related to the Texas Bank Litigation Settlement Agreement, offset in part by litigation-related professional fees and employee retention bonuses of $33 million. Income associated with the Terminated Merger and related litigation for the year ended December 31, 2008 consisted primarily of $765 million related to the net proceeds from the Apollo Settlement Agreement and the recognition of the $100 million deferred credit related to the 2007 reimbursement of the $200 million termination fee paid to Basell pursuant to the Basell Merger Agreement (the "Basell Termination Fee"), offset in part by Merger-related directors, legal and professional fees. See "Note 26. Income (Expenses) Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements.

- During the year ended December 31, 2009, we recorded a loss on early extinguishment of debt of $21 million related primarily to the July 23, 2009 redemption of our 11.625% senior secured notes due October 2010, and the August 3, 2009 redemption of our 11.5% senior notes due July 2012. For more information regarding these redemptions, see "Note 13. Debt—Secured Notes," and "Note 13. Debt—Senior Notes" to our consolidated financial statements.

- Our income tax expense increased by $180 million to an expense of $370 million for the year ended December 31, 2009 as compared with an expense of $190 million for 2008. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Our tax expense increased largely due to income recognized pursuant to the Apollo Settlement Agreement in connection with the Merger and current year tax expense associated with the establishment of valuation allowances of $149 million, primarily in the U.K., partially offset by a tax benefit of $73 million related to the worthless stock deduction for the investment in the Australia styrenics business and a tax benefit of $38 million related to recognizing a tax

benefit for operating losses in certain jurisdictions with valuation allowances and current other comprehensive income. For further information concerning taxes, see "Note 18. Income Taxes" to our consolidated financial statements.

- During the year ended December 31, 2009, we recorded an after tax loss from discontinued operations of $9 million related primarily to legal costs incurred in connection with the ongoing arbitration of the fire insurance claim on our former Port Arthur, Texas olefins manufacturing plant and the settlement of product exchange liabilities. During the year ended December 31, 2008, we recorded after tax income from discontinued operations of $117 million related principally to a $175 million gain on partial fire insurance settlement and to sales and use tax settlements and post-closing adjustments associated with our former base chemicals and polymers businesses. See "Note 27. Discontinued Operations" and "Note 25. Casualty Losses and Insurance Recoveries" to our consolidated financial statements.

- During the years ended December 31, 2009 and 2008, we recorded an extraordinary gain on the acquisition of a business, net of tax, of $6 million and $14 million, respectively, related primarily to the reversal of accruals for certain employee termination costs recorded in connection with the Textile Effects Acquisition that were no longer deemed necessary and a reimbursement by Ciba of certain costs pursuant to the acquisition agreements. See "Note 3. Business Combinations" to our consolidated financial statements.

Segment Analysis

During the first quarter of 2009, we reorganized our operating segments to divide our former Materials and Effects segment into two different segments—our Advanced Materials segment and our Textile Effects segment. All segment information in this report has been restated to reflect this change.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table sets forth the revenues and EBITDA for each of our operating segments (dollars in millions):

	Year ended December 31,		Percent Change
	2009	2008	
Revenues			
Polyurethanes	$3,005	$ 4,055	(26)%
Advanced Materials	1,059	1,492	(29)%
Textile Effects	691	903	(23)%
Performance Products	2,090	2,703	(23)%
Pigments	960	1,072	(10)%
Corporate and Other	99	159	(38)%
Eliminations	(141)	(169)	(17)%
Total	$7,763	$10,215	(24)%
Segment EBITDA			
Polyurethanes	$ 384	$ 382	1%
Advanced Materials	59	149	(60)%
Textile Effects	(64)	(33)	94%
Performance Products	260	278	(6)%
Pigments	(24)	17	NM
Corporate and Other	558	550	1%
Subtotal	1,173	1,343	(13)%
Discontinued Operations	(15)	186	NM
Total	$1,158	$ 1,529	(24)%

	Average Selling Price	Sales Volumes
Current Year vs. Prior Year Decrease		
Polyurethanes(1)	(22)%	(5)%
Advanced Materials	(6)%	(25)%
Textile Effects(1)	(5)%	(20)%
Performance Products(1)	(21)%	(3)%
Pigments(1)	(5)%	(6)%
Fourth Quarter 2009 vs. Third Quarter 2009 Increase (Decrease)		
Polyurethanes(1)	9%	(11)%
Advanced Materials	3%	(2)%
Textile Effects(1)	2%	7%
Performance Products(1)	5%	1%
Pigments(1)	6%	(12)%

(1) Excludes revenues and sales volumes from tolling arrangements and bi-products.

NM—Not Meaningful

Polyurethanes

The decrease in revenues in our Polyurethanes segment for the year ended December 31, 2009 as compared to 2008 was primarily due to overall lower average selling prices and lower MDI sales volumes. Average MDI selling prices decreased primarily due to competitive pressures, lower raw material costs and the effects of the movement of the U.S. dollar against the Euro. MDI sales volumes decreased due to lower demand in major European and Americas markets as a result of the worldwide economic slowdown. MTBE sales volumes increased relative to 2008, which was impacted by the 2008 U.S. Gulf Coast storms, while average selling prices decreased in response to lower raw material costs. The slight increase in EBITDA in the Polyurethanes segment was primarily the result of higher MTBE sales volumes and margins as well as the negative effects in 2008 from the U.S. Gulf Coast storms which were offset somewhat by lower MDI sales volumes and margins.

Advanced Materials

The decrease in revenues in our Advanced Materials segment for the year ended December 31, 2009 compared to 2008 was due to lower sales volumes and lower average selling prices. Sales volumes decreased across all regions as a result of the worldwide economic slowdown. In addition, customers in our formulations and specialty components businesses depleted inventory over several quarters. Average selling prices in our base resins business decreased in response to lower raw material costs while average selling prices in our formulations and specialty components markets decreased as a result of changes in product mix, competitive pressures in our structural components for the ski, automotive and wind generation businesses, and the strength of the U.S. dollar against major European currencies. The decrease in EBITDA was primarily due to lower sales volumes and higher restructuring costs, partially offset by lower raw material and operating costs. During the years ended December 31, 2009 and 2008, our Advanced Materials segment recorded restructuring and plant closing charges of $13 million and $1 million, respectively. For more information concerning restructuring activities, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Textile Effects

The decrease in revenues in our Textile Effects segment for the year ended December 31, 2009 compared to 2008 was due to lower sales volumes and lower average selling prices. Sales volumes decreased primarily due to lower demand for apparel and home textile products in all regions, as well

as specialty textiles products in the Americas and Europe as a result of the worldwide economic slowdown. Average selling prices decreased primarily as a result of a shift in sales mix from Europe to Asia and the Middle East. The decrease in EBITDA was primarily due to lower sales volumes and lower contribution margins as selling prices decreased more than the reduction in raw material and energy costs, offset in part by lower selling, general and administrative costs and lower restructuring costs. During the years ended December 31, 2009 and 2008, our Textile Effects segment recorded restructuring and plant closing charges of $6 million and $24 million, respectively. For more information concerning restructuring activities, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Performance Products

For the year ended December 31, 2009, Performance Products segment revenues decreased due to lower sales volumes and lower selling prices when compared to 2008. Sales volumes decreased primarily from lower demand for almost all product lines as a result of the worldwide economic slowdown. The decrease in average selling prices was driven principally by lower raw material costs and the strengthening of the U.S. dollar against major European currencies and the Australian dollar. Performance Products segment EBITDA decreased mainly due to the fall in sales volumes and lower equity income partially offset by higher contribution margins as average selling prices fell more slowly than raw material and energy costs.

Pigments

The decrease in revenues in our Pigments segment for the year ended December 31, 2009 compared to 2008 was due to lower sales volumes and lower average selling prices. Sales volumes decreased primarily due to lower demand in Europe, North America and Asia as a result of the worldwide economic slowdown. Average selling prices decreased primarily as a result of the strength of the U.S. dollar against major European currencies, and due to lower average selling prices in Europe, Africa, Latin America and the Middle East in response to weaker demand, partially offset by higher average selling prices in Asia and North America. The decrease in EBITDA in our Pigments segment was primarily due to higher restructuring, impairment and plant closing costs as the impact of lower sales volumes and average selling prices was offset by lower raw materials and operating costs. During the years ended December 31, 2009 and 2008, our Pigments segment recorded restructuring, impairment and plant closing charges of $53 million and $4 million, respectively. For more information concerning restructuring activities, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Corporate and Other

Corporate and Other includes the results of our Australian styrenics business, unallocated foreign exchange gains and losses, unallocated corporate overhead, loss on accounts receivable securitization program, loss on the early extinguishment of debt, income (expenses) associated with the Terminated Merger and related litigation, net income (loss) attributable to noncontrolling interests, unallocated restructuring impairment and plant closing costs, extraordinary gain on the acquisition of a business and non-operating income and expense. For the year ended December 31, 2009, EBITDA from Corporate and Other items increased by $8 million to income of $558 million from income of $550 million for 2008. The increase in EBITDA from Corporate and Other for the year ended December 31, 2009 resulted primarily from a $55 million increase in income associated with the Terminated Merger and related litigation ($835 million in 2009 compared to $780 million in 2008). See "Note 26. Income (Expenses) Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements. Additionally, the increase in EBITDA was due to a $47 million increase in unallocated foreign exchange gains ($16 million of gains in 2009 versus $31 million of losses

in 2008), a $3 million decrease in net income attributable to noncontrolling interests, and a $4 million reduction in costs associated with our A/R Program ($23 million of costs in 2009 versus $27 million of costs in 2008). These increases to EBITDA were partially offset by higher restructuring charges of $72 million ($78 million in 2009 versus $6 million in 2008) primarily related to the announced closure of our styrenics operations at West Footscray, Australia. For more information concerning restructuring activities, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements. Additionally, EBITDA decreased due to a $20 million increase in costs associated with the early extinguishment of debt ($21 million loss in 2009 compared to $1 million loss in 2008) and an $8 million decrease in the extraordinary gain on the Textile Effects Acquisition ($6 million gain in 2009 compared to $14 million gain in 2008). For more information regarding the extraordinary gain associated with the Textile Effects Acquisition, see "Note 3. Business Combinations—Textile Effects Acquisition" to our consolidated financial statements.

Discontinued Operations

The operating results of our former polymers and base chemicals businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded from revenues for all periods presented. The EBITDA of our polymers and base chemicals businesses are included in discontinued operations for all periods presented.

During the year ended December 31, 2009, we recorded an after tax loss from discontinued operations of $9 million related primarily to legal costs in connection with the fire insurance claim on our former base chemicals business and the revaluation of product exchange liabilities. During the year ended December 31, 2008, we recorded after tax income from discontinued operations of $117 million related principally to a $175 million gain on partial fire insurance settlement and to sales and use tax settlements and post-closing adjustments associated with our former base chemicals and polymers businesses. See "Note 27. Discontinued Operations" and "Note 25. Casualty Losses and Insurance Recoveries" to our consolidated financial statements.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

For the year ended December 31, 2008, net income attributable to Huntsman Corporation was $609 million on revenues of $10.2 billion, compared with a net loss attributable to Huntsman Corporation of $172 million on revenues of $9.7 billion for 2007. The increase of $781 million in net income attributable to Huntsman Corporation was the result of the following:

- Revenues for the year ended December 31, 2008 increased by $564 million or 6% as compared with 2007 due principally to higher average selling prices in all our segments, partially offset by lower sales volumes in all of our segments. See "—Segment Analysis" below.

- Our gross profit for the year ended December 31, 2008 decreased by $276 million, or 18%, as compared with 2007. Lower gross profit in our Polyurethanes, Advanced Materials, Textile Effects and Pigments segments was somewhat offset by higher gross profit in our Performance Products segment. See "—Segment Analysis" below.

- Our operating expenses for the year ended December 31, 2008 increased by $102 million, or 11%, as compared with 2007. The increase resulted primarily from a $69 million gain recorded in 2007 in connection with the sale of our former U.S. butadiene and MTBE business and lower insurance recoveries of $11 million. Also contributing to the increase in operating expenses were a $9 million increase in research and development costs and higher overall selling, general and administrative costs, which largely resulted from the weakening of the U.S. dollar.

- Restructuring, impairment and plant closing costs for the year ended December 31, 2008 decreased to $36 million from $42 million in 2007. For more information concerning

15

restructuring activities, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

- Our net interest expense for the year ended December 31, 2008 decreased $23 million, or 8%, as compared with 2007. This decrease was primarily due to lower average interest rates on borrowings.

- Income (expenses) associated with the Terminated Merger and related litigation for the year ended December 31, 2008 consisted primarily of $765 million related to the net proceeds from the Apollo Settlement Agreement and recognition of the $100 million deferred credit related to the 2007 reimbursement of the $200 million Basell Termination Fee, offset in part by Merger-related directors, legal and professional fees. For the year ended December 31, 2007, the expenses consisted primarily of Merger-related legal fees and the Basell Termination Fee. For more information, see "Note 26. Income (Expenses) Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements.

- Our income tax expense increased by $202 million to an expense of $190 million for the year ended December 31, 2008 as compared with a benefit of $12 million for 2007. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Our income tax expense increased largely due to income recognized pursuant to the Apollo Settlement Agreement in connection with the Terminated Merger (including the realization of expenditures considered non-deductible in prior periods), current year tax expense associated with the establishment of valuation allowances compared with prior year benefits associated with the release of valuation allowances partially offset by current year tax benefits from reducing tax contingencies related to the settlement of tax audits. For further information concerning taxes, see "Note 18. Income Taxes" to our consolidated financial statements.

- The income (loss) from discontinued operations represents the operating results, partial fire insurance settlement gains, and impairment and gain (loss) on disposal with respect to each of our U.S. base chemicals business, our North American polymers business, our European base chemicals and polymers business and our TDI business. See "—Segment Analysis" below and "Note 27. Discontinued Operations" and "Note 25. Casualty Losses and Insurance Recoveries" to our consolidated financial statements.

- The extraordinary gain (loss) on the acquisition of a business relates to the June 30, 2006 acquisition of our textile effects business. During the year ended December 31, 2008, we recorded an extraordinary gain on the acquisition of $14 million related to the reversal of accruals for certain employee termination costs recorded in connection with the Textile Effects Acquisition that were no longer deemed necessary and a reimbursement by Ciba of certain restructuring costs associated with the acquisition. During the year ended December 31, 2007, we adjusted the preliminary purchase price allocation and finalized post-closing working capital adjustments, resulting in our recording an extraordinary loss on the acquisition of $7 million. See "Note 3. Business Combinations—Textile Effects Acquisition" to our consolidated financial statements.

Segment Analysis

During the first quarter of 2009, we reorganized our operating segments to divide our former Materials and Effects segment into two different segments—our Advanced Materials segment and our Textile Effects segment. All segment information in this report has been restated to reflect this change.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table sets forth the revenues and EBITDA for each of our operating segments (dollars in millions):

	Year ended December 31,		Percent Change
	2008	2007	
Revenues			
Polyurethanes	$ 4,055	$3,813	6%
Advanced Materials	1,492	1,434	4%
Textile Effects	903	985	(8)%
Performance Products	2,703	2,310	17%
Pigments	1,072	1,109	(3)%
Corporate and Other	159	155	3%
Eliminations	(169)	(155)	9%
Total	$10,215	$9,651	6%
Segment EBITDA			
Polyurethanes	$ 382	$ 592	(35)%
Advanced Materials	149	158	(6)%
Textile Effects	(33)	41	NM
Performance Products	278	202	38%
Pigments	17	51	(67)%
Corporate and Other	550	(342)	NM
Subtotal	1,343	702	91%
Discontinued Operations	186	(327)	NM
Total	$ 1,529	$ 375	308%

	Average Selling Price	Sales Volumes
Current Year-Over-Prior Year Increase (Decrease)		
Polyurethanes(1)	8%	(1)%
Advanced Materials	8%	(3)%
Textile Effects(1)	13%	(19)%
Performance Products(1)	29%	(11)%
Pigments(1)	10%	(12)%

(1) Excludes revenues and sales volumes from tolling arrangements and bi-products.

NM—Not Meaningful

Polyurethanes

For the year ended December 31, 2008, Polyurethanes segment revenues increased as a result of higher average selling prices, offset in part by reduced sales volumes. Average MDI selling prices increased by 4%, despite a significant decline in average selling prices in Asia during the fourth quarter of 2008, primarily due to global price increase initiatives early in the year in response to higher raw materials costs. Prices also benefited from foreign exchange movements as the U.S. dollar weakened against other relevant currencies. Average selling prices for MTBE increased by 20% due to improved market demand as well as in response to higher raw materials costs, again, despite a significant decline

in average selling prices during the fourth quarter of 2008. The decrease in Polyurethanes segment sales volumes was primarily driven by slower growth in the U.S. related to slower construction-related demand and production outages caused by the recent U.S. Gulf Coast storms. Lower sales volumes were also due to lower than expected sales volumes in Asia with Olympic-related production restrictions and a sharp drop in global demand in the fourth quarter of 2008 related to the overall economic slowdown. Segment EBITDA decreased principally on lower margins related to sharply higher raw material and energy costs and the overall effects of the recent U.S. Gulf Coast storms and also on a significant write-down of certain inventories to the lower of cost or market values, all of which more than offset improved average selling prices.

Advanced Materials

For the year ended December 31, 2008, Advanced Materials segment revenues increased primarily as a result of higher average selling prices, offset in part by lower sales volumes. Average selling prices in our Advanced Materials segment increased mainly as a result of price increase initiatives in certain markets and regions in response to higher raw materials costs and from foreign exchange movements as the U.S. dollar weakened against other relevant currencies. Sales volumes for our Advanced Materials segment decreased primarily as a result of lower demand, mainly in Europe and the U.S., as a consequence of the worldwide economic slowdown. Segment EBITDA decreased primarily as a result of lower contribution margins as lower sales volumes and higher raw materials, energy and manufacturing costs more than offset higher average selling prices, offset in part by lower general and administrative expenses.

Textile Effects

For the year ended December 31, 2008, Textile Effects segment revenues decreased primarily as a result of lower sales volumes, offset in part by higher average selling prices. Sales volumes for our Textile Effects segment decreased primarily as a result of lower demand for dyes and chemicals in all regions related to the worldwide economic slowdown. Average selling prices increased mainly as a result of price increase initiatives in certain markets and regions in response to higher raw materials costs and from foreign exchange movements as the U.S. dollar weakened against other relevant currencies. EBITDA from our Textile Effects segment decreased due principally to lower sales volumes and lower margins, as higher raw material and energy costs more than offset higher average selling prices. During each of the years ended December 31, 2008 and 2007, our Textile Effects segment recorded restructuring and plant closing charges of $24 million. For more information concerning restructuring activities, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Performance Products

For the year ended December 31, 2008, Performance Products segment revenues increased primarily due to an increase in average selling prices and higher toll manufacturing revenues, offset by lower sales volumes. Average selling prices rose in response to higher raw material costs and as a result of foreign exchange movements as the U.S. dollar weakened against other relevant currencies. The reduction in sales volumes was primarily due to the conversion of most of our ethylene glycol business to a toll manufacturing operation in 2008 and lower olefin by-product sales. Segment EBITDA increased principally due to expanded margins, as higher average selling prices more than offset increases in raw material and energy costs. The higher margins more than offset increases in plant fixed costs resulting from additional planned maintenance and hurricane repairs.

Pigments

For the year ended December 31, 2008, Pigments segment revenues decreased primarily as a result of lower sales volumes, offset in part by higher average selling prices in local currencies in all markets and foreign exchange movements as the U.S. dollar weakened against other relevant currencies. Sales volumes were lower primarily due to lower worldwide demand related to the global economic downturn. The positive effect on revenues of the U.S. dollar weakness was substantially offset by its effect on our costs. Segment EBITDA decreased principally due to lower sales volumes and reduced margins resulting from higher raw material and energy costs. During the years ended December 31, 2008 and 2007, our Pigments segment recorded restructuring and plant closing charges of $4 million and $3 million, respectively. For more information concerning restructuring activities, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Corporate and Other

Corporate and Other includes unallocated corporate overhead, unallocated foreign exchange gains and losses, loss on accounts receivable securitization program, loss on the early extinguishment of debt, other non-operating income and expense, net income (loss) attributable to noncontrolling interests, extraordinary gain (loss) on the acquisition of a business, gain on the sale of our former U.S. butadiene and MTBE business, income (expense) associated with the Terminated Merger and related litigation and the operating results of our Australian styrenics business. The increase in EBITDA from Corporate and Other for the year ended December 31, 2008 resulted primarily from a $990 million increase in the income associated with the Terminated Merger and related litigation ($780 million of income recorded in 2008 compared to $210 million of expenses in 2007). See "Note 26. Income (Expenses) Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements. Additionally, for the year ended December 31, 2008, EBITDA was higher by $21 million due to favorable adjustments to the extraordinary gain on acquisition of our Textile Effects business (a $14 million gain recorded in 2008 compared to a $7 million loss in 2007). For more information regarding the extraordinary gain associated with our Textile Effects Acquisition, see "Note 3. Business Combinations—Textile Effects Acquisition" to our consolidated financial statements. These increases in EBITDA were offset somewhat by a $19 million increase in unallocated foreign exchange losses (a loss of $31 million in 2008 compared to a loss of $12 million in 2007), an increase of $14 million in losses from our Australian styrenics business, and a $10 million decrease in net loss attributable to noncontrolling interests. In addition, the increase in Corporate and Other segment EBITDA was offset by an $11 million gain recorded in 2007 in connection with the U.K. Petrochemical Disposition and a $69 million gain recorded in 2007 in connection with the sale of our former U.S. butadiene and MTBE business. See "Note 24. Other Operating (Income) Expense" to our consolidated financial statements.

Discontinued Operations

The operating results of our former polymers and base chemicals businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded from revenues for all periods presented. The EBITDA of our polymers and base chemicals businesses are included in discontinued operations for all periods presented. The income (loss) from discontinued operations represents the operating results, partial fire insurance settlement gains, and impairment and gain (loss) on disposal with respect to each of our U.S. base chemicals business, our North American polymers business, our European base chemicals and polymers business and our TDI business. See "Note 27. Discontinued Operations" and "Note 25. Casualty Losses and Insurance Recoveries" to our consolidated financial statements.

Liquidity and Capital Resources

Cash Flows for Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net cash provided by operating activities for the years ended December 31, 2009 and 2008 was $1,104 million and $767 million, respectively. The increase in cash provided by operating activities was primarily attributable to settlement proceeds received in connection with the Texas Bank Litigation Settlement Agreement and by a $599 million favorable variance in operating assets and liabilities changes for the year ended December 31, 2009 as compared with 2008. These increases to cash provided by operating activities were offset in part by a decrease in operating income as described in "—Results of Operations" above.

Net cash used in investing activities for the year ended December 31, 2009 and 2008 was $205 million and $489 million, respectively. During the years ended December 31, 2009 and 2008, we paid $189 million and $418 million, respectively, for capital expenditures. This reduction in capital expenditures was largely attributable to higher 2008 spending on various projects, including $84 million spent on our maleic anhydride expansion at the Geismar, Louisiana site in 2008 as compared to $26 million in 2009; and $32 million spent on our MDI facility at the Geismar, Louisiana site in 2008. In addition, during 2008, we spent $29 million at our Greatham, U.K. titanium dioxide facility. During the year ended December 31, 2009, we paid $31 million for the Baroda acquisition. See "Note 3. Business Combinations—Baroda Acquisition" to our consolidated financial statements. During the years ended December 31, 2009 and 2008, we received $5 million and $3 million, respectively, from the sale of assets. During the year ended December 31, 2008, we made payments of $29 million related to certain expenditures for the rebuild of our former Port Arthur, Texas facility, resulting in an adjustment to the sales proceeds received in connection with the 2007 U.S. Base Chemicals Disposition. See "Note 27. Discontinued Operations" to our consolidated financial statements. During the year ended December 31, 2008, we contributed $44 million to our ethyleneamines joint venture in Saudi Arabia.

Net cash provided by financing activities for the years ended December 31, 2009 was $184 million as compared with $230 million of net cash provided by financing activities in 2008. During the year ended December 31, 2009 we issued the 2016 Senior Notes and obtained Term Loan C in connection with the Texas Bank Litigation Settlement Agreement. During this period, we also redeemed in full the $296 million outstanding principal amount 11.625% senior secured notes due October 2010 and the $198 million outstanding principal amount 11.5% senior notes due July 2012. During the year ended December 31, 2008, we issued the Convertible Notes in connection with the Apollo Settlement Agreement. For more information regarding the Convertible Notes, see "—Convertible Notes" below.

Cash Flows for Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Net cash provided by (used in) operating activities for the years ended December 31, 2008 and 2007 was $767 million and $(52) million, respectively. The increase in cash provided by operations was primarily attributable to $765 million of net cash received in connection with the Apollo Settlement Agreement and to a $45 million favorable year-over-year variance in operating assets and liabilities changes, offset in part by lower operating income as described in "—Results of Operations" above.

Net cash (used in) provided by investing activities for the years ended December 31, 2008 and 2007 was $(489) million and $200 million, respectively. During the years ended December 31, 2008 and 2007, we paid $418 million and $665 million, respectively, for capital expenditures. The capital expenditures for the year ended December 31, 2007 included $157 million spent on our former Port Arthur, Texas facility that was previously damaged by fire and has been sold to Flint Hills Resources. In addition, during 2007, we spent $72 million on our Greatham, U.K. expansion for our Pigments segment as compared with $29 million in 2008. During the years ended December 31, 2008 and 2007, we received $3 million and $850 million, respectively, from the sale of assets. On August 1, 2007, we completed the North American Polymers Disposition for $354 million and on November 5, 2007 we

completed the U.S. Base Chemicals Disposition for $415 million. In 2006, we sold the assets comprising our former U.S. butadiene and MTBE business and received the final payment of $70 from that sale in November 2007. During the year ended December 31, 2008, we made $29 million of payments related to certain expenditures to rebuild our former Port Arthur, Texas facility, resulting in an adjustment to the sales proceeds. See "Note 27. Discontinued Operations—U.S. Base Chemicals Business" to our consolidated financial statements. During the year ended December 31, 2008, we contributed $44 million to our ethyleneamines joint venture in Saudi Arabia. During the year ended December 31, 2007, we finalized our post-closing adjustments with respect to the Textile Effects Acquisition, resulting in a reduction to the purchase price of $27 million.

Net cash provided by financing activities for the year ended December 31, 2008 was $230 million as compared with a use of cash of $269 million in 2007. This increase in net cash provided by financing activities was primarily due to the issuance of the Convertible Notes in connection with the Apollo Settlement Agreement and lower net repayments of debt in 2008 as compared to 2007. For more information regarding the issuance of the Convertible Notes, see "—Convertible Notes" below.

Changes in Financial Condition

The following information summarizes our working capital (dollars in millions):

	December 31,		Increase (Decrease)	Percent Change
	2009	2008		
Cash and cash equivalents	$1,745	$ 657	$1,088	166%
Restricted cash	5	5	—	—
Accounts receivable, net	1,019	913	106	12%
Inventories	1,184	1,500	(316)	(21)%
Prepaid expenses	42	45	(3)	(7)%
Deferred income taxes	36	21	15	71%
Other current assets	109	99	10	10%
Total current assets	4,140	3,240	900	28%
Accounts payable	755	747	8	1%
Accrued liabilities	623	617	6	1%
Deferred income taxes	2	36	(34)	(94)%
Current portion of long-term debt	431	205	226	110%
Total current liabilities	1,811	1,605	206	13%
Working capital	$2,329	$1,635	$ 694	42%

Our working capital increased by $694 million as a result of the net impact of the following significant changes:

- The increase in cash and cash equivalents of $1,088 million resulted from the matters identified in the consolidated statements of cash flows.

- The increase in accounts receivable of $106 million was mainly due to higher sales during the fourth quarter of 2009 and lower amounts outstanding under our A/R Program.

- Inventories decreased by $316 million mainly due to lower inventory quantities resulting from improved inventory management and lower inventory costs.

- The increase in the current portion of long-term debt of $226 million was primarily a result of the current classification at December 31, 2009 of the Convertible Notes that were repurchased on January 11, 2010.

Debt and Liquidity

Our direct debt and guarantee obligations consist of the following: our Convertible Notes; our guarantees of certain debt of HPS (our Chinese MDI joint venture); our guarantee of certain debt of the Arabian Amines Company; certain indebtedness incurred from time to time to finance certain insurance premiums; and our guarantee of certain obligations of Huntsman International in its capacity as a contributor and servicer guarantor under our U.S. A/R Program.

Substantially all of our other debt has been incurred by our subsidiaries (primarily Huntsman International); such subsidiary debt is nonrecourse to us and we have no contractual obligation to fund our subsidiaries' respective operations.

Senior Credit Facilities

All of our Senior Credit Facilities are obligations of Huntsman International. As of December 31, 2009, our Senior Credit Facilities consisted of (i) the $650 million Revolving Facility; (ii) a $1,524 million term loan B facility ("Term Loan B"); and (iii) the $500 million ($444 million carrying value) Term Loan C (collectively with Term Loan B, the "Dollar Term Loans").

As of December 31, 2009, we had no borrowings outstanding under our Revolving Facility, and we had approximately $33 million (U.S. dollar equivalents) of letters of credit and bank guarantees issued and outstanding under our Revolving Facility. The Revolving Facility matures in August 2010, Term Loan B matures in 2014 and Term Loan C matures in 2016; provided, however, that the maturities of the Revolving Facility and the Dollar Term Loans will accelerate if we do not repay or refinance all but $100 million of Huntsman International's outstanding debt securities on or before three months prior to the maturity dates of such debt securities.

Our Senior Credit Facilities are subject to a single financial covenant (the "Leverage Covenant"), which applies only to the Revolving Facility and is tested at the Huntsman International level. The Leverage Covenant is applicable only if borrowings, letters of credit or guarantees are outstanding under the Revolving Facility (cash collateralized letters of credit or guarantees are not deemed outstanding). On April 16, 2009, Huntsman International entered into a waiver (the "Waiver") with respect to the Leverage Covenant. The Leverage Covenant, as amended pursuant to the Waiver, requires that the maximum senior secured leverage ratio does not exceed 5.00 to 1.00.

In addition, the Waiver modified the calculation used to determine compliance with the Leverage Covenant as follows:

* we are allowed to add back to "Consolidated EBITDA" any lost profits that are attributable to hurricanes Gustav and Ike that occurred in 2008 (such amounts being $49 million and $18 million for the third and fourth quarters, respectively, of 2008); and

* by modifying the definition of "Permitted Non-Cash Impairment and Restructuring Charges" to replace a reference to $100 million with $200 million for permitted cash charges to be added back to "Consolidated EBITDA".

The Waiver is effective from April 16, 2009 through June 30, 2010. However, we may consent to terminate the Waiver in conjunction with a proposed amendment to the Revolving Facility we are currently seeking. In that event, the senior secured leverage ratio would return to 3.75 to 1.00.

As consideration for the Waiver, Huntsman International agreed to increase the interest paid on borrowings under the Revolving Facility by 225 basis points from LIBOR plus 1.75% to LIBOR plus

4.00% and to increase the applicable unused fee by 25 basis points from 0.50% to 0.75%. In addition, during the wavier period, Huntsman International agreed not to:

- request a borrowing under the Revolving Facility during the next succeeding fiscal quarter if compliance with the senior secured leverage ratio, as agreed to in the Waiver, is not met in any fiscal quarter;

- repay or make any payment of principal or interest under the Intercompany Note (defined below) if there are outstanding borrowings under the Revolving Facility or to reduce the principal amount outstanding under the Intercompany Note to less than $525 million; and

- make any restricted payments in an aggregate amount greater than the sum of $100 million plus Available Equity Proceeds (as defined in the agreement governing our Senior Credit Facilities (the "Credit Agreement") received by Huntsman International.

At the present time, borrowings under the Revolving Facility, Term Loan B and Term Loan C bear interest at LIBOR plus 4%, LIBOR plus 1.75% and LIBOR plus 2.25%, respectively. However, the applicable interest rate of Term Loan B is subject to a reduction to LIBOR plus 1.5% upon achieving certain secured leverage ratio thresholds.

As of December 31, 2009, the weighted average interest rate on the Senior Credit Facilities was approximately 2.1%. Our obligations under the Senior Credit Facilities are guaranteed by our guarantor subsidiaries (each a "Guarantor" and collectively the "Guarantors"), which consist of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries, and are secured by a first priority lien on substantially all of our domestic property, plant and equipment, the stock of all of or our material domestic subsidiaries and certain foreign subsidiaries and pledges of intercompany notes between various of our subsidiaries.

Secured Notes

On July 23, 2009, we redeemed in full all of our $296 million 11.625% senior secured notes due October 2010. The total redemption payment, excluding accrued interest, was $305 million, which included principal of $296 million and a call premium of approximately $9 million. In connection with this redemption, we recognized a loss on early extinguishment of debt of $11 million.

Senior Notes

On August 3, 2009, we redeemed in full all of our $198 million 11.5% senior notes due July 2012. The total redemption payment, excluding accrued interest, was $204 million, which included principal of $198 million and a call premium of $6 million. In connection with this redemption, we recognized a loss on early extinguishment of debt of $10 million.

2016 Senior Notes

Pursuant to the Texas Bank Litigation Settlement Agreement, we entered into the Note Purchase Agreement with the Banks, pursuant to which the Banks purchased $600 million aggregate principal amount of the 2016 Senior Notes.

The 2016 Senior Notes are senior unsecured obligations and are guaranteed by certain subsidiaries named as Guarantors.

As of December 31, 2009, we had outstanding $600 million ($434 million carry value) of the 2016 Senior Notes with an effective interest rate at issuance of 11.73%. In June 2009, these liabilities were measured at fair value upon initial recognition. We used primarily the income approach to determine the fair value of these instruments. Fair value represents the present value of estimated future cash

flows calculated using interest rates that were available to us for issuance of debt with similar terms, adjusted for differences in remaining maturity using relevant debt yield curves.

The 2016 Senior Notes bear interest at the rate of 5.5% per year payable semi-annually in June and in December of each year. The 2016 Senior Notes will mature on June 30, 2016. We may redeem the 2016 Senior Notes in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption. The 2016 Senior Notes are governed by an indenture imposing certain limitations on Huntsman International's ability to, among other things, incur additional indebtedness; pay dividends or make certain other restricted payments; enter into certain transactions with affiliates; create dividend or other payment restrictions affecting restricted subsidiaries; merge or consolidate with any other person; sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their assets; or adopt a plan of liquidation.

Upon the occurrence of certain change of control events, holders of the 2016 Senior Notes will have the right to require that we purchase all or a portion (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder's 2016 Senior Notes in cash pursuant to the offer described by us, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Subordinated Notes

As of December 31, 2009, we had outstanding $175 million of 7.375% senior subordinated notes due 2015 and €135 million (approximately $194 million) of 7.5% senior subordinated notes due 2015 (the "2015 Subordinated Notes"). The 2015 Subordinated Notes are redeemable on or after January 1, 2010 at 103.688% and 103.750%, respectively, of the principal amount plus accrued interest, declining ratably to par on and after January 1, 2013.

As of December 31, 2009, we had outstanding €400 million (approximately $574 million) of 6.875% senior subordinated notes due 2013 (the "2013 Subordinated Notes") and $347 million aggregate principal amount ($351 million book value) of our 7.875% senior subordinated notes due 2014 (the "2014 Subordinated Notes"). The 2013 Subordinated Notes are currently redeemable at 105.156% of the principal amount plus accrued interest, declining ratably to par on or after November 15, 2012. The 2014 Subordinated Notes are redeemable on or after November 15, 2010 at 103.938% of the principal amount plus accrued interest, declining ratably to par on or after November 15, 2012.

Interest on the 2015 Subordinated Notes is payable semiannually in January and July of each year. Interest on the 2013 Subordinated Notes and the 2014 Subordinated Notes is payable semiannually in November and May of each year. All of our subordinated notes are unsecured. The indentures governing our subordinated notes contain covenants relating to, among other things, the incurrence of debt and limitations on distributions, certain restricted payments, asset sales and affiliate transactions. Our subordinated notes are guaranteed by the Guarantors. The indentures also contain provisions requiring us to offer to repurchase the notes upon a change of control.

Convertible Notes

As of December 31, 2009, we had outstanding $250 million of Convertible Notes ($236 million carrying value). On January 11, 2010, we repurchased the entire $250 million principal amount of the Convertible Notes from Apollo and its affiliates for approximately $382 million. The Convertible Notes were issued to Apollo in December 2008 as part of the Apollo Settlement Agreement. The Convertible Notes, which would have matured on December 23, 2018, bore interest at the rate of 7% per year and were convertible into approximately 31.8 million shares of our common stock at any time by the holders. As a result of the repurchase of the Convertible Notes, we will record a loss on early extinguishment of debt in the first quarter of 2010 in the amount of approximately $146 million. The

carrying value of $236 million relating to the Convertible Notes was classified as current as of December 31, 2009.

Other Debt

We maintain a $25 million European overdraft facility that is a demand facility used for the working capital needs of our European subsidiaries. As of December 31, 2009 and 2008, we had nil and $16 million U.S. dollar equivalents, respectively, in borrowings outstanding under the European overdraft facility. We also maintain other foreign overdraft facilities used for working capital needs.

HPS obtained secured loans for the construction of its MDI production facility. This debt consists of various committed loans. As of December 31, 2009, HPS had $20 million outstanding in U.S. dollar borrowings and 606 million in RMB borrowings (approximately $89 million) under these facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2009, the interest rate was approximately 1% for U.S. dollar borrowings, 5.3% for RMB term loan borrowings and 4.9% for RMB working capital loans. The term loans are secured by substantially all the assets of HPS and will be repaid in 16 semiannual installments (which began on June 30, 2007). We have guaranteed 70% of any amount due and unpaid by HPS under the loans described above (except for the VAT facility, which is not guaranteed). Our guarantees remain in effect until HPS has met certain conditions. The conditions outstanding include completion of the building and equipment mortgage registrations, which are progressing as planned, and maintaining a debt service coverage ratio of at least 1.5:1 at the time such registrations are completed. Our Chinese MDI joint ventures are unrestricted subsidiaries under the Senior Credit Facilities and under the indentures governing our outstanding notes.

As of December 31, 2009, HPS has a loan facility for the purpose of discounting commercial drafts with recourse. The facility has a stated capacity for discounting up to CNY700 million (approximately $103 million) and drafts are discounted using a discount rate of the three-month SHIBOR plus 2.2%. As of December 31, 2009 the all-in discount rate was 4.0%. As of December 31, 2009, HPS has discounted with recourse CNY363 million (approximately $53 million) of commercial drafts, all of which is included in current portion of long-term debt. While the facility has a maturity of July 2010, the lender has the right to accept or reject drafts presented for discounting.

Our Australian subsidiaries maintain credit facilities that had an aggregate outstanding balance of A$38 million (approximately $34 million) as of December 31, 2009, all of which is included in the current portion of long term debt. These facilities are nonrecourse to us and bear interest at the Australian index rate plus a margin of 2.4%. As of December 31, 2009, the interest rate for these facilities was 6.5%. The Australian credit facilities mature in May 2010.

We finance certain insurance premiums and, as of December 31, 2009 and 2008, we had outstanding notes payable in the amount of $18 million and $23 million, respectively. Insurance premium financings are generally secured by the unearned premiums under such policies.

In connection with the Baroda acquisition, a portion of the purchase price was funded through local financing and from liquidity available from our subsidiaries located in India. See "Note 3. Business Combinations." As of December 31, 2009, our Indian entities had combined debt outstanding of approximately $20 million (U.S. dollar equivalents). This debt is comprised of various facilities including approximately $9 million (U.S. dollar equivalents) in working capital facilities that are callable on demand and a five year term loan facility of approximately $11 million (U.S. dollar equivalents). See "Note 3. Business Combinations."

On June 30, 2008, our subsidiary, Huntsman (UK) Limited, entered into a $125 million short term committed revolving credit facility maturing on June 28, 2009. In connection with an amendment to our prior accounts receivable securitization program ("Prior A/R Program") on November 13, 2008, we

terminated this short term revolving credit facility of which nothing was drawn. See "Note 16. Securitization of Accounts Receivable."

Compliance with Covenants

Our management believes that we are in compliance with the covenants contained in the agreements governing our debt instruments, including Huntsman International's Senior Credit Facilities, Huntsman International's A/R Programs and the indentures governing Huntsman International's notes.

We have only one financial covenant under Huntsman International's Senior Credit Facilities—the Leverage Covenant which applies to Huntsman International's $650 million Revolving Facility. The Leverage Covenant is applicable only if borrowings, letters of credit or guarantees are outstanding under the Revolving Facility (cash collateralized letters of credit or guarantees are not deemed outstanding). On April 16, 2009, Huntsman International entered into the Waiver with respect to the Leverage Covenant. The Leverage Covenant, as amended pursuant to the Waiver, requires that the Secured Leverage Ratio does not exceed 5.00 to 1.00. Huntsman International may consent to terminating the Waiver in conjunction with a proposed amendment to the Revolving Facility we are currently seeking. In that event, the Secured Leverage Ratio would return to 3.75 to 1.00.

If in the future Huntsman International is not able to meet the Secured Leverage Ratio, unless we obtain an amendment or waiver (as to which we can provide no assurance), then, for so long as we did not meet the Secured Leverage Ratio, we would not have access to the liquidity otherwise available under our Revolving Facility. If we fail to meet the Secured Leverage Ratio at a time when we had loans or letters of credit outstanding under the Revolving Facility, we would be in default under Huntsman International's Senior Credit Facilities, and, unless we obtain a waiver or forbearance with respect to such default (as to which we can provide no assurance), we could be required to pay off the balance of the Senior Credit Facilities in full and would not have further access to such facilities.

Our A/R Programs consist of two facilities: the $250 million U.S. A/R Program and the €225 (approximately $323 million) EU A/R Program. The agreements governing the U.S. A/R Program and the agreements governing the EU A/R Program also contain certain financial covenants. Any material failure to meet the applicable A/R Programs covenants in the future could lead to an event of default under the A/R Programs, which could require us to cease our use of such facilities. Under these circumstances, unless any default was remedied or waived, we would likely lose the ability to obtain financing with respect to our trade receivables. A material default under the A/R Programs would also constitute an event of default under Huntsman International's Senior Credit Facilities, which could require us to pay off the balance of the Senior Credit Facilities in full and could result in the loss of the Senior Credit Facilities.

Short-Term and Long-Term Liquidity

We depend upon our cash, credit facilities, A/R Programs and other debt instruments to provide liquidity for our operations and working capital needs. As of December 31, 2009, we had $2,510 million of combined cash and unused borrowing capacity, consisting of $1,750 million in cash and restricted cash, $617 million in availability under our Revolving Facility, $25 million in availability under our European overdraft facility and $118 million in availability under our A/R Programs.

During 2009, we received settlement proceeds pursuant to the Texas Bank Litigation Settlement Agreement, including $632 million of cash (that included reimbursement of $12 million of our litigation costs). In addition, Huntsman International received $600 million for the 2016 Senior Notes and $500 million pursuant to the Term Loan C financing. See "Note 26. Income (Expenses) Associated with the Terminated Merger and Related litigation" to our consolidated financial statements.

26

On July 23, 2009, Huntsman International redeemed in full all of its $296 million 11.625% senior secured notes due October 2010. The total redemption payment, excluding accrued interest was $305 million, which included principal of $296 million and a call premium of $9 million. On August 3, 2009, Huntsman International redeemed in full all of its $198 million 11.5% senior notes due July 2012. The total redemption payment, excluding accrued interest was $204 million, which included principal of $198 million and a call premium of $6 million. The total redemption payments, excluding accrued interest, were a combined total of $509 million, including principal of $494 million and call premiums of approximately $15 million.

For the year ended 2009, we paid cash taxes in the amount of $155 million primarily related to the Texas Bank Litigation settlement.

Excluding the impact of the Texas Bank Litigation settlement, related taxes and the resulting redemptions of our notes in 2009, our liquidity as of December 31, 2009—comprised of cash and unused borrowing capacity—increased $136 million compared to December 31, 2008 in spite of the impact of the worldwide recession on earnings. This was largely due to effective working capital management, reduced capital expenditures and minimal scheduled debt maturities.

During 2010, we expect to spend between $250 million and $275 million for capital expenditures. We expect to fund capital expenditures through a combination of available cash and cash flows from operations.

Our liquidity can be significantly impacted by various factors. Concerning changes in working capital components for the year ended December 31, 2009, our accounts receivable and inventory, net of accounts payable, decreased by approximately $298 million, as reflected in our consolidated statement of cash flows. Our inventories decreased by $351 million largely as a result of improved inventory management efforts and reduced inventory costs. In addition, during the year ended December 31, 2009, amounts outstanding under the A/R Program decreased by $192 million (from $446 million as of December 31, 2008 to $254 million as of December 31, 2009). The reduction in amounts outstanding under the A/R Program was largely due to our decreased need to utilize the program as a result of our significant cash balances. We expect volatility in our working capital components to continue.

On September 8, 2009, we announced the closure of our styrenics facility located at West Footscray, Australia. We ceased operation of the West Footscray styrene plant on January 5, 2010 and we expect to complete the subsequent closure of our polystyrene and expandable polystyrene plants during the first quarter of 2010. During 2009, we recorded closure costs of approximately $63 million ($25 million primarily in severance, $8 million of contract termination costs and a $30 million preliminary estimate of environmental remediation costs) and expect to incur other closure related costs of approximately $7 million in 2010. We can provide no assurance that the eventual environmental remediation costs will not be materially different from our current estimate. The closure costs are expected to be funded as they are incurred over the next several years, with severance costs to be paid primarily in 2010. For a discussion of restructuring, impairment and plant closing costs, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

On April 29, 2006, we experienced fire damage at our Port Arthur, Texas facility. This facility has been subsequently rebuilt and sold. In connection with this fire damage, we have received partial insurance proceeds to date of $365 million. Binding arbitration to settle this claim began on November 2, 2009. The binding arbitration is ongoing and further oral arguments have been scheduled in March 2010. Prior to the commencement of the arbitration proceedings, we had claimed an additional approximately $242 million plus interest as presently due and owing and unpaid under the Policy for losses caused by the fire. The arbitration panel has made a preliminary ruling disallowing our claim for interest. In addition, the arbitration panel has made certain preliminary rulings on some of the discrete issues that so far effectively reduce the overall amount we have claimed by approximately

$40 million. A final ruling on these and the various other outstanding issues under the claim are not expected until after the oral arguments scheduled in March 2010. Collections on this insured loss, if any, will represent additional income from discontinued operations for us upon final settlement, and will be used to repay secured debt in accordance with relevant provisions of our debt agreements. See "Note 19. Commitments and Contingencies—Port Arthur Plant Fire Insurance Litigation" and "Note 25. Casualty Losses and Insurance Recoveries—Port Arthur, Texas Plant Fire" to our consolidated financial statements.

During the year ended December 31, 2009, we made contributions to our pension and postretirement benefit plans of $152 million. During 2010, we expect to contribute approximately $124 million to these plans.

As of December 31, 2009, we currently have $431 million classified as current portion of debt which consists of certain scheduled term payments and various short term facilities, including but not limited to our HPS draft discounting facility in China with $53 million outstanding, our Australian credit facilities with $34 million outstanding and certain other short term facilities totaling $48 million. Although we cannot provide assurances, we intend to renew, repay or extend the majority of these short-term facilities in the current period. In addition, on January 11, 2010 we redeemed the entire $250 million principal amount ($236 million carrying value) of our outstanding Convertible Notes for approximately $382 million. The carrying value of $236 million relating to the Convertible Notes was classified as current as of December 31, 2009. See "Note 13. Debt—Convertible Notes" to our consolidated financial statements.

Our $650 million Revolving Facility matures in August 2010. As of December 31, 2009, we had no borrowings outstanding under our Revolving Facility, and we had approximately $33 million (U.S. dollar equivalents) of letters of credit and bank guarantees issued and outstanding under our Revolving Facility. We are currently seeking to amend our Revolving Facility to, among other things, reduce the committed availability to $300 million and extend the maturity to four years from the date of the amendment. No assurance can be given that we will obtain these amendments.

Due to our ample liquidity in 2009, the effect of the current credit environment has been limited with regards to our need to access the credit markets. In addition, we have actively managed our credit exposure to ensure minimal credit losses during the recent economic environment.

Contractual Obligations and Commercial Commitments

Our obligations under long-term debt (including the current portion), lease agreements and other contractual commitments as of December 31, 2009 are summarized below (dollars in millions):

	2010	2011 - 2012	2013 - 2014	After 2014	Total
Long-term debt, including current portion	$ 431	$102	$2,450	$1,229	$4,212
Interest(1)	201	383	301	101	986
Operating leases	46	77	63	63	249
Purchase commitments(2)	582	332	138	74	1,126
Total(3)(4)	$1,260	$894	$2,952	$1,467	$6,573

(1) Interest calculated using interest rates as of December 31, 2009 and contractual maturity dates.

(2) We have various purchase commitments extending through 2023 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table above are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2010. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the above table. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our 2009 pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations.

(3) Totals do not include commitments pertaining to our pension and other postretirement obligations. Our estimated future contributions to our pension and postretirement plans are as follows (dollars in millions):

	2010	2011 - 2012	2013 - 2014	5-Year Average Annual
Pension plans	$112	$317	$295	$119
Other postretirement obligations	12	24	23	10

(4) The above table does not reflect expected tax payments and unrecognized tax benefits due to the inability to make a reasonably reliable estimate of the timing and amount to be paid. For additional discussion on unrecognized tax benefits, see "Note 18. Income Taxes" to our consolidated financial statement.

Off-Balance Sheet Arrangements

Receivables Securitization

For a discussion of our A/R Programs, see "Note 15. Securitization of Accounts Receivable" to our consolidated financial statements. Upon adoption of new accounting guidance in 2010, we believe that the receivables transferred into the A/R Programs will no longer meet the criteria for derecognition and amounts outstanding will be accounted for as secured borrowings.

Guarantees

Our unconsolidated Saudi Joint Venture obtained various loan commitments in the aggregate amount of approximately $195 million (U.S. dollar equivalents) of which $181 million, including bridge loans, was drawn and outstanding as of December 31, 2009. We have provided certain guarantees of approximately $14 million for these commitments and our guarantees will terminate upon completion of the project and satisfaction of certain other conditions. We have estimated that the fair value of such guarantees was nil as of the closing date of this transaction and, accordingly, no amounts have been recorded.

We also guarantee certain obligations of Huntsman International in its capacity as a contributor and servicer guarantor under the U.S. A/R Program.

Restructuring, Impairment and Plant Closing Costs

For a discussion of restructuring, impairment and plant closing costs, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Legal Proceedings

For a discussion of legal proceedings, see "Note 19. Commitments and Contingencies—Legal Matters" to our consolidated financial statements.

Environmental, Health and Safety Matters

For a discussion of environmental, health and safety matters, see "Note 20. Environmental, Health and Safety Matters" to our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For a discussion of recently issued accounting pronouncements, see "Note 2. Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements" to our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Our significant accounting policies are summarized in "Note 2. Summary of Significant Accounting Policies" to our consolidated financial statements. Summarized below are our critical accounting policies:

Fair Value

Pursuant to the Texas Bank Litigation Settlement Agreement, on June 22, 2009, Huntsman International entered into an amendment of its Senior Credit Facilities that created Term Loan C with a $500 million principal amount and also issued $600 million aggregate principal amount of 2016 Senior Notes. In accordance with accounting guidance regarding fair value measurements, we recorded the Term Loan C and the 2016 Senior Notes in our accounting records at fair values of $439 million and $425 million, respectively, upon initial recognition in June 2009.

We primarily used the income approach to determine the fair value of these instruments. Fair value represents the present value of estimated future cash flows calculated using interest rates that were available to us for issuance of debt with similar terms, adjusted for differences in remaining maturity using relevant debt yield curves.

Management used judgment with respect to assumptions used in estimating the fair values of the Term Loan C and the 2016 Senior Notes. The effect of the following changes in certain key assumptions is summarized as follows (dollars in millions):

Assumptions	Balance Sheet Impact(1)
Effective market yield	
—1% increase	$(45)
—1% decrease	47

(1) Estimated increase (decrease) to June 2009 fair values of Term Loan C and 2016 Senior Notes

Pursuant to the Apollo Settlement Agreement, on December 23, 2008, we issued $250 million of our Convertible Notes to Apollo affiliates under the Note Purchase Agreement. In accordance with accounting guidance regarding fair value measurements, we recorded these Convertible Notes in our

accounting records at a fair value of $235 million upon initial recognition in December 2008. As previously noted, we repurchased these notes on January 11, 2010.

We primarily used the income approach to determine the fair value of the Convertible Notes. Fair value is based on the present value of estimated future cash flows, calculated using management's best estimates of key assumptions including relevant interest rates, expected share volatility, dividend yields, and the probabilities associated with certain features of the Convertible Notes. We also used the market approach to assess comparables and corroborate the fair value determined using the income approach.

Management used judgment with respect to assumptions used in estimating the fair value of the Convertible Notes. The effect of the following changes in certain key assumptions is summarized as follows (dollars in millions):

Assumptions	Balance Sheet Impact(1)
Expected volatility	
—10% increase	$ 6
—10% decrease	(7)
Effective market yield	
—1% increase	(6)
—1% decrease	6

(1) Estimated increase (decrease) to December 31, 2008 fair value of Convertible Notes

Revenue Recognition

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

Revenue arrangements that contain multiple deliverables, which relate primarily to the licensing of technology, are evaluated in accordance with ASC 605-25, *Revenue Recognition—Multiple-Element Arrangements*, to determine whether the arrangements should be divided into separate units of accounting and how the arrangement consideration should be measured and allocated among the separate units of accounting.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using last-in first-out ("LIFO"), first-in first-out, and average cost methods for different components of inventory. Market is determined based on net realizable value for finished goods inventories and replacement cost for raw materials and work-in-process inventories. In periods of declines in the selling prices of our finished products, inventory carrying values may exceed the net realizable value upon sale, resulting in a lower of cost or market charge. We evaluate the need for a lower of cost or market adjustment to inventories based on the period-end selling prices of our finished products.

Long-Lived Assets

The useful lives of our property, plant and equipment are estimated based upon our historical experience, engineering estimates and industry information and are reviewed when economic events indicate that we may not be able to recover the carrying value of the assets. The estimated lives of our

property range from 3 to 33 years and depreciation is recorded on the straight-line method. Inherent in our estimates of useful lives is the assumption that periodic maintenance and an appropriate level of annual capital expenditures will be performed. Without on-going capital improvements and maintenance, the productivity and cost efficiency declines and the useful lives of our assets would be shorter.

Management uses judgment to estimate the useful lives of our long-lived assets. At December 31, 2009, if the estimated useful lives of our property, plant and equipment had either been one year greater or one year less than their recorded lives, then depreciation expense for the year ended December 31, 2009 would have been approximately $27 million less or $31 million greater, respectively.

We are required to evaluate our plant assets whenever events indicate that the carrying value may not be recoverable in the future or when management's plans change regarding those assets, such as idling or closing a plant. We evaluate impairment by comparing undiscounted cash flows of the related asset groups that are largely independent of the cash flows of other asset groups to their carrying values. Key assumptions in determining the future cash flows include the useful life, technology, competitive pressures, raw material pricing and regulations. In connection with our asset evaluation policy, we reviewed all of our long-lived assets for indicators that the carrying value may not be recoverable and determined that such indicators did not exist as of December 31, 2009.

Goodwill

We test our goodwill for impairment at least annually (at the beginning of the third quarter) and when events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill has been assigned to reporting units for purposes of impairment testing. Currently, substantially all of our goodwill balance relates to our Advanced Materials reporting unit.

Fair value is estimated using the market approach, as well as the income approach based on discounted cash flow projections. The estimated fair values of our reporting units are dependent on several significant assumptions including, among others, market information, operating results, earnings projections and anticipated future cash flows.

We tested goodwill for impairment at the beginning of the third quarter of 2009 as part of the annual impairment testing procedures and determined that no goodwill impairment existed. The results of our annual impairment testing indicated the excess of fair value of our Advanced Materials reporting unit over its carrying value was approximately $600 million.

In the first half of 2009, our market capitalization was below the net book value of our Company. We have evaluated the movement in our stock price as it relates to the fair values of our reporting units. Based on this evaluation, we determined that we did not have a triggering event that would require an interim goodwill impairment test. As of December 31, 2009, our market capitalization was well in excess of the net book value of our Company.

Restructuring and Plant Closing Costs

We have recorded restructuring charges in recent periods in connection with closing certain plant locations, workforce reductions and other cost savings programs. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Also in connection with the Textile Effects Acquisition, we recorded liabilities for workforce reduction, non-cancelable lease termination costs and demolition, decommissioning and other restructuring costs. Estimates for plant closing costs include the write-off of the carrying value of the plant, any necessary environmental and/or regulatory costs, contract termination and demolition costs. Estimates for workforce reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated,

termination benefits to be provided and other information, as necessary. While management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the initial estimate, management's estimates on a project-by-project basis have not varied to a material degree. For further discussion of our restructuring activities, see "Note 10. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed each period on a tax jurisdiction by tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets. Uncertainties regarding expected future income in certain jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We do not provide for income taxes or benefits on the undistributed earnings of our non-U.S. subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

We adopted new accounting guidance regarding uncertainty in income taxes on January 1, 2007, the cumulative effect of which was not significant. This new accounting guidance clarified the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires us to make many assumptions and judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and assumptions to measure the amount of the tax benefits to recognize based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the consolidated financial statements.

Employee Benefit Programs

We sponsor several contributory and non-contributory defined benefit plans, covering employees primarily in the U.S., the U.K., the Netherlands, Belgium and Switzerland, but also covering employees in a number of other countries. We fund the material plans through trust arrangements (or local equivalents) where the assets are held separately from us. We also sponsor unfunded postretirement plans which provide medical and life insurance benefits covering certain employees in the U.S. and Canada. Amounts recorded in the consolidated financial statements are recorded based upon actuarial valuations performed by various independent actuaries. Inherent in these valuations are numerous assumptions regarding expected return on assets, discount rates, compensation increases, mortality rates and health care costs trends. These assumptions are disclosed in "Note 17. Employee Benefit Plans" to our consolidated financial statements.

Management, with the advice of its actuaries, uses judgment to make assumptions on which our employee pension and postretirement benefit plan obligations and expenses are based. The effect of a 1% change in three key assumptions is summarized as follows (dollars in millions):

Assumptions	Statement of Operations(1)	Balance Sheet Impact(2)
Discount rate		
—1% increase	$(25)	$(391)
—1% decrease	29	457
Expected return on assets		
—1% increase	(10)	—
—1% decrease	10	—
Rate of compensation increase		
—1% increase	20	116
—1% decrease	(18)	(110)

(1) Estimated increase (decrease) on 2009 net periodic benefit cost

(2) Estimated increase (decrease) on December 31, 2009 pension and postretirement liabilities and accumulated other comprehensive (loss) income

Environmental Reserves

Environmental remediation costs for our facilities are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Estimates of environmental reserves require evaluating government regulation, available technology, site-specific information and remediation alternatives. We accrue an amount equal to our best estimate of the costs to remediate based upon the available information. The extent of environmental damage may not be fully known and the processes and costs of remediation may change as new information is obtained or technology for remediation is improved. Our process for estimating the expected cost for remediation considers the information available, technology that can be utilized and estimates of the extent of environmental damage. Adjustments to our estimates are made periodically based upon additional information received as remediation progresses. For further information, see "Note 20. Environmental, Health and Safety Matters" to our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures. We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive income (loss).

All derivatives, whether designated in hedging relationships or not, are recorded on our balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged items are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in accumulated other comprehensive (loss) income, to the extent effective, and will be recognized in the income statement when the hedged item affects earnings. Changes in the fair value of the hedge in the net investment of certain international operations are recorded in other comprehensive income, to the extent effective. The effectiveness of a cash flow hedging relationship is established at the inception of the hedge, and after inception we perform effectiveness assessments at least every three months. A derivative designated as a cash flow hedge is determined to be effective if the change in value of the hedge

divided by the change in value of the hedged item is within a range of 80% to 125%. Hedge ineffectiveness in a cash flow hedge occurs only if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction. For a derivative that does not qualify or has not been designated as a hedge, changes in fair value are recognized in earnings.

INTEREST RATE RISKS

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

From time to time, we may purchase interest rate swaps and/or interest rate collars to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle us to receive from the counterparties (major banks) the amounts, if any, by which our interest payments on certain of our floating-rate borrowings exceed a certain rate, and require us to pay to the counterparties (major banks) the amount, if any, by which our interest payments on certain of our floating-rate borrowings are less than a certain rate.

On December 9, 2009, we entered into a five-year year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of this contract is $50 million and was designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap were recorded in accumulated other comprehensive (loss) income. We will pay a fixed 2.6% on the hedge and receive the one-month LIBOR rate. As of December 31, 2009, the fair value of the hedge was $1 million and is recorded in other noncurrent assets.

In addition, on January 14, 2010 we entered into five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of this contract is $50 million and was designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap were recorded in accumulated other comprehensive (loss) income. We will pay a fixed 2.8% on the hedge and receive the one-month LIBOR rate.

Interest rate contracts were recorded as a component of other noncurrent assets and liabilities as of December 31, 2009. The effective portion of the changes in the fair value of the swap were recorded in accumulated other comprehensive (loss) income. As of December 31, 2009, the fair value was not considered significant. As of December 31, 2009 and 2008, we had contracts with an aggregate notional amount of $61 million and $13 million, respectively.

For the years ended December 31, 2009 and 2008, the changes in accumulated other comprehensive (loss) income associated with cash flow hedging activities were not considered significant.

During 2010, interest expense of nil is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. We are exposed to credit losses in the event of nonperformance by a counterparty to the derivative financial instruments. We anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. Market risk arises from changes in interest rates.

A one-percentage-point change in interest rates would not have a significant impact on our outstanding interest rate hedge.

FOREIGN EXCHANGE RATE RISK

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of one year or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of December 31, 2009, we had approximately $100 million notional amount (in U.S. dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month. A one-percentage-point change in foreign exchange rates would not have a significant impact on these foreign exchange contracts.

On January 15, 2008, we entered into a series of forward foreign currency contracts in our Pigments segment to partially hedge the impact, for up to one year, of movements in foreign currency rates associated with the purchases of raw materials and sales of pigment in non-functional currencies. During the first quarter of 2009, any remaining contracts matured and the realized gains (losses) recorded in the consolidated statements of operations were not considered significant. As of December 31, 2008, these contracts had a notional amount of approximately $9 million and were designated as cash flow hedges. As of December 31, 2008, the fair value of these contracts was not considered significant. For the year ended December 31, 2008, the effective portion of the changes in the fair value was not significant with ineffectiveness of $1 million recorded as a decrease in sales, $1 million recorded as a reduction in cost of sales and a foreign currency loss of $1 million.

On October 24, 2008, we unwound a cross currency interest rate swap pursuant to which we had swapped $153 million of LIBOR floating rate debt payments for €116 million of EURIBOR floating rate debt payments. This swap was not designated as a hedge for financial reporting purposes. For the years ended December 31, 2008 and 2007, we recorded a foreign currency gain (loss) on this swap of $21 million and ($17) million, respectively, in the consolidated statements of operations.

On October 24, 2008, we unwound a cross currency interest rate swap pursuant to which we had swapped $96 million of LIBOR floating rate debt payments for €71 million of EURIBOR floating rate debt payments. This swap was designated as a hedge of a net investment for financial reporting purposes. We received a cash benefit from the unwind of $3 million in the fourth quarter of 2008. For the years ended December 31, 2008 and 2007, the effective portion of the changes in the fair value of $14 million and ($8) million, respectively, was recorded as income (loss) in other comprehensive (loss) income, with ineffectiveness of $2 million and nil, respectively, recorded in interest expense in our consolidated statements of operations.

On July 12, 2007, we unwound a cross currency interest rate swap pursuant to which we had swapped $31 million of 11.0% fixed rate debt for €25 million of 9.4% fixed rate debt. The swap was not designated as a hedge for financial reporting purposes. We recorded an unrealized foreign currency loss on this swap of $2 million in our consolidated statements of operations for the year ended December 31, 2007.

A significant portion of our debt is denominated in euros. We also finance certain of our non-U.S. subsidiaries with intercompany loans that are, in many cases, denominated in currencies other than the entities' functional currency. We manage the net foreign currency exposure created by this debt through various means, including cross-currency swaps, the designation of certain intercompany loans as

permanent loans because they are not expected to be repaid in the foreseeable future ("permanent loans") and the designation of certain debt and swaps as net investment hedges.

Foreign currency transaction gains and losses on intercompany loans that are not designated as permanent loans are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are designated as permanent loans are recorded in other comprehensive income. From time to time, we review such designation of intercompany loans.

We review our non-U.S. dollar denominated debt to determine the appropriate amounts designated as hedges. As of December 31, 2009, we have designated approximately €325 million (approximately $466 million) of euro-denominated debt as a hedge of our net investment. For the years ended December 31, 2009, 2008 and 2007, the amount of (loss) gain recognized on the hedge of our net investment was $(5) million, $31 million and $(58) million, respectively, and was recorded in other comprehensive income (loss). As of December 31, 2009, we had approximately €957 million (approximately $1,373 million) in net euro assets.

COMMODITY PRICES RISK

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for many of our finished products are at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. Consequently, we do not generally hedge our commodity exposures.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2009. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective, in that they ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes to our internal control over financial reporting occurred during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control framework and processes are designed to provide reasonable assurance to management and our Board of Directors regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;

- provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and Directors of our Company;

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements; and

- provide reasonable assurance as to the detection of fraud.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time.

Our management assessed the effectiveness of our internal control over financial reporting and concluded that, as of December 31, 2009, such internal control is effective. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* ("COSO").

Our independent registered public accountants, Deloitte & Touche LLP, with direct access to our Board of Directors through our Audit Committee, have audited the consolidated financial statements prepared by our Company and have issued attestation reports on internal control over financial reporting for our Company.

MANAGEMENT'S PROCESS TO ASSESS THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we completed a comprehensive compliance process to evaluate our internal control over financial reporting. We involved employees at all levels of our Company during 2009 in training, performing and evaluating our internal controls.

Our management's conclusion on the effectiveness of internal control over financial reporting is based on a comprehensive evaluation and analysis of the five elements of COSO. Our management considered information from multiple sources as the basis its conclusion—including self-assessments of the control activities within each work process, assessments of entity-level controls and internal control attestations from significant nonconsolidated joint ventures and external service providers, as well as from key management. In addition, our internal control processes contain self-monitoring mechanisms, and proactive steps are taken to correct deficiencies as they are identified. We also maintain an internal auditing program that independently assesses the effectiveness of internal control over financial reporting within each of the five COSO elements.

/s/ PETER R. HUNTSMAN

Peter R. Huntsman
President and Chief Executive Officer

/s/ J. KIMO ESPLIN

J. Kimo Esplin
Executive Vice President and Chief Financial Officer

/s/ L. RUSSELL HEALY

L. Russell Healy
Vice President and Controller

February 19, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huntsman Corporation and subsidiaries

We have audited the internal control over financial reporting of Huntsman Corporation and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 19, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's retrospective application of new accounting guidance related to the presentation of noncontrolling interests in the consolidated financial statements effective January 1, 2009, and for changes in reportable segments that occurred in the first quarter of 2009.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 19, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huntsman Corporation and subsidiaries

We have audited the accompanying consolidated balance sheets of Huntsman Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Huntsman Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the consolidated financial statements, the Company adopted new accounting guidance related to the measurement date of defined benefit pension and other postretirement plans effective January 1, 2008.

As discussed in Notes 2 and 29 to the consolidated financial statements, such statements have been adjusted for the retrospective application of new accounting guidance related to the presentation of noncontrolling interests in the consolidated financial statements effective January 1, 2009, and for changes in reportable segments that occurred in the first quarter of 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 19, 2010

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions, Except Share and Per Share Amounts)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,745	$ 657
Restricted cash	5	5
Accounts and notes receivable (net of allowance for doubtful accounts of $56 and $47, respectively)	1,018	905
Accounts receivable from affiliates	1	8
Inventories	1,184	1,500
Prepaid expenses	42	45
Deferred income taxes	36	21
Other current assets	109	99
Total current assets	4,140	3,240
Property, plant and equipment, net	3,516	3,649
Investment in unconsolidated affiliates	250	267
Intangible assets, net	125	153
Goodwill	94	92
Deferred income taxes	138	284
Notes receivable from affiliates	8	9
Other noncurrent assets	355	364
Total assets	$ 8,626	$ 8,058
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 730	$ 731
Accounts payable to affiliates	25	16
Accrued liabilities	623	617
Deferred income taxes	2	36
Current portion of debt	431	205
Total current liabilities	1,811	1,605
Long-term debt	3,781	3,677
Notes payable to affiliates	5	6
Deferred income taxes	289	117
Other noncurrent liabilities	875	1,021
Total liabilities	6,761	6,426
Commitments and contingencies (Notes 19 and 20)		
Equity		
Huntsman Corporation stockholders' equity:		
Common stock $0.01 par value, 1,200,000,000 shares authorized, 237,225,258 and 234,430,334 issued and 234,081,490 and 233,553,515 outstanding as of December 31, 2009 and 2008, respectively	2	2
Mandatory convertible preferred stock $0.01 par value, 100,000,000 shares authorized	—	—
Additional paid-in capital	3,155	3,141
Unearned stock-based compensation	(11)	(13)
Accumulated deficit	(1,015)	(1,031)
Accumulated other comprehensive loss	(287)	(489)
Total Huntsman Corporation stockholders' equity	1,844	1,610
Noncontrolling interests in subsidiaries	21	22
Total equity	1,865	1,632
Total liabilities and equity	$ 8,626	$ 8,058

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Millions, Except Per Share Amounts)

	Year ended December 31,		
	2009	2008	2007
Revenues:			
Trade sales, services and fees, net	$7,667	$10,051	$9,465
Related party sales	96	164	186
Total revenues	7,763	10,215	9,651
Cost of goods sold	6,695	8,951	8,111
Gross profit	1,068	1,264	1,540
Operating expenses:			
Selling, general and administrative	860	882	871
Research and development	145	154	145
Other operating (income) expense	(18)	27	(55)
Restructuring, impairment and plant closing costs	152	36	42
Total expenses	1,139	1,099	1,003
Operating (loss) income	(71)	165	537
Interest expense, net	(238)	(263)	(286)
Loss on accounts receivable securitization program	(23)	(27)	(21)
Equity in income of investment in unconsolidated affiliates	3	14	13
Loss on early extinguishment of debt	(21)	(1)	(2)
Income (expenses) associated with the Terminated Merger and related litigation	835	780	(210)
Other income	—	1	—
Income from continuing operations before income taxes	485	669	31
Income tax (expense) benefit	(370)	(190)	12
Income from continuing operations	115	479	43
(Loss) income from discontinued operations (including gain (loss) on disposal of $1 in 2009, $11 in 2008 and ($340) in 2007), net of tax	(9)	117	(217)
Income (loss) before extraordinary gain (loss)	106	596	(174)
Extraordinary gain (loss) on the acquisition of a business, net of tax of nil	6	14	(7)
Net income (loss)	112	610	(181)
Net loss (income) attributable to noncontrolling interests	2	(1)	9
Net income (loss) attributable to Huntsman Corporation	$ 114	$ 609	$ (172)
Net income (loss)	$ 112	$ 610	$ (181)
Other comprehensive income (loss)	203	(749)	321
Comprehensive income (loss)	315	(139)	140
Comprehensive loss attributable to noncontrolling interests	1	2	6
Comprehensive income (loss) attributable to Huntsman Corporation	$ 316	$ (137)	$ 146

(continued)

44

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Continued)
(In Millions, Except Per Share Amounts)

	Year ended December 31,		
	2009	2008	2007
Basic income (loss) per share:			
Income from continuing operations attributable to Huntsman Corporation common stockholders	$ 0.50	$ 2.06	$ 0.23
(Loss) income from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax	(0.04)	0.50	(0.98)
Extraordinary gain (loss) on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax	0.03	0.06	(0.03)
Net income (loss) attributable to Huntsman Corporation common stockholders	$ 0.49	$ 2.62	$(0.78)
Weighted average shares	233.9	232.0	221.0
Diluted income (loss) per share:			
Income from continuing operations attributable to Huntsman Corporation common stockholders	$ 0.49	$ 2.04	$ 0.22
(Loss) income from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax	(0.04)	0.50	(0.93)
Extraordinary gain (loss) on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax	0.03	0.06	(0.03)
Net income (loss) attributable to Huntsman Corporation common stockholders	$ 0.48	$ 2.60	$(0.74)
Weighted average shares	238.3	234.3	232.8
Amounts attributable to Huntsman Corporation common stockholders:			
Income from continuing operations	$ 117	$ 478	$ 52
(Loss) income from discontinued operations, net of tax	(9)	117	(217)
Extraordinary gain (loss) on the acquisition of a business	6	14	(7)
Net income (loss)	$ 114	$ 609	$ (172)
Dividends per share	$ 0.40	$ 0.40	$ 0.40

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars in Millions)

	Shares		Huntsman Corporation Stockholders						Noncontrolling interests in subsidiaries	Total equity
	Common Stock	Mandatory convertible preferred stock	Common stock	Mandatory convertible preferred stock	Additional paid-in capital	Unearned stock-based compensation	Accumulated deficit	Accumulated other comprehensive (loss) income		
Balance, January 1, 2007	220,652,429	5,750,000	$ 2	$ 288	$2,798	$(13)	$(1,278)	$ (61)	$29	$1,765
Net loss	—	—	—	—	—	—	(172)	—	(9)	(181)
Other comprehensive income	—	—	—	—	—	—	—	318	3	321
Issuance of nonvested stock awards	393,555	—	—	—	10	(10)	—	—	—	—
Vesting of stock awards	—	—	—	—	2	—	—	—	—	2
Stock options exercised	99,332	—	—	—	13	—	—	—	—	13
Recognition of stock-based compensation	—	—	—	—	—	11	—	—	—	11
Repurchase and cancellation of stock awards	(109,126)	—	—	—	—	—	(2)	—	—	(2)
Dividends declared on common stock	—	—	—	—	—	—	(88)	—	—	(88)
Reversal of valuation allowance on deferred tax assets related to previous equity transactions	—	—	—	—	8	—	—	—	—	8
Increase in noncontrolling interest resulting from acquisition of a business	—	—	—	—	—	—	—	—	4	4
Balance, December 31, 2007	221,036,190	5,750,000	2	288	2,831	(12)	(1,540)	257	27	1,853
Net income	—	—	—	—	—	—	609	—	1	610
Other comprehensive loss	—	—	—	—	—	—	—	(746)	(3)	(749)
Issuance of nonvested stock awards	594,908	—	—	—	12	(12)	—	—	—	—
Vesting of stock awards	—	—	—	—	1	—	—	—	—	1
Recognition of stock-based compensation	—	—	—	—	9	11	—	—	—	20
Repurchase and cancellation of stock awards	(160,058)	—	—	—	—	—	(4)	—	—	(4)
Preferred stock conversion	12,082,475	(5,750,000)	—	(288)	288	—	—	—	—	—
Effect of adoption of SFAS No. 158, (currently included in ASC 715-20-55) net of tax	—	—	—	—	—	—	(3)	—	—	(3)
Dividends declared on common stock	—	—	—	—	—	—	(93)	—	—	(93)
Dividends paid to noncontrolling interest shareholders	—	—	—	—	—	—	—	—	(3)	(3)
Balance, December 31, 2008	233,553,515	—	2	—	3,141	(13)	(1,031)	(489)	22	1,632
Net income (loss)	—	—	—	—	—	—	114	—	(2)	112
Other comprehensive income	—	—	—	—	—	—	—	202	1	203
Issuance of nonvested stock awards	742,565	—	—	—	8	(8)	—	—	—	—
Vesting of stock awards	—	—	—	—	6	—	—	—	—	6
Recognition of stock-based compensation	—	—	—	—	—	10	—	—	—	10
Repurchase and cancellation of stock awards	(214,590)	—	—	—	—	—	(2)	—	—	(2)
Dividends declared on common stock	—	—	—	—	—	—	(96)	—	—	(96)
Balance, December 31, 2009	234,081,490	—	$ 2	$ —	$3,155	$(11)	$(1,015)	$(287)	$21	$1,865

See accompanying notes to consolidated financial statements

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Millions)

	Year ended December 31,		
	2009	2008	2007
Operating Activities:			
Net income (loss)	$ 112	$ 610	$(181)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Extraordinary (gain) loss on the acquisition of a business, net of tax	(6)	(14)	7
Equity in income of investment in unconsolidated affiliates	(3)	(14)	(13)
Dividends received from unconsolidated affiliates	11	11	—
Depreciation and amortization	442	398	413
Provision for losses on accounts receivable	9	6	3
(Gain) loss on disposal of businesses/assets, net	(2)	6	269
Loss on early extinguishment of debt	21	1	2
Noncash interest expense	22	2	5
Noncash restructuring, impairment and plant closing costs	13	7	15
Deferred income taxes	231	202	(203)
Net unrealized (gain) loss on foreign currency transactions	(26)	4	(9)
Stock-based compensation	20	20	26
Noncash gain on partial fire insurance settlement	—	(135)	—
Other, net	1	3	(1)
Changes in operating assets and liabilities:			
Accounts and notes receivable	(88)	263	56
Inventories	351	(119)	(74)
Prepaid expenses	5	(9)	3
Other current assets	(6)	(1)	53
Other noncurrent assets	(32)	41	(158)
Accounts payable	35	(186)	(148)
Accrued liabilities	(34)	(64)	(87)
Other noncurrent liabilities	28	(265)	(30)
Net cash provided by (used in) operating activities	1,104	767	(52)
Investing Activities:			
Capital expenditures	(189)	(418)	(665)
Acquisition of business, net of cash acquired and post-closing adjustments	(31)	(2)	13
Proceeds from sale of businesses/assets, net of adjustments	5	(26)	850
Investment in unconsolidated affiliates	—	(44)	(17)
Cash received from unconsolidated affiliates	7	10	4
Proceeds from maturity of government securities, restricted as to use	—	4	14
Change in restricted cash	—	(8)	—
Other, net	3	(5)	1
Net cash (used in) provided by investing activities	(205)	(489)	200

(continued)

	Year ended December 31,		
	2009	2008	2007
Financing Activities:			
Net (repayments) borrowings under revolving loan facilities	$ (14)	$ 11	$ (17)
Net (repayments) borrowings on overdraft facilities	(12)	8	15
Net (repayments) borrowings on short-term debt	(13)	73	—
Repayments of long-term debt	(542)	(11)	(422)
Proceeds from issuance of long-term debt	880	263	266
Repayments of notes payable	(66)	(55)	(60)
Borrowings on notes payable	67	48	56
Debt issuance costs paid	(5)	(5)	(5)
Call premiums related to early extinguishment of debt	(14)	—	(1)
Dividends paid to common stockholders	(96)	(93)	(88)
Dividends paid to preferred stockholders	—	(4)	(14)
Repurchase and cancellation of stock awards	(2)	(4)	—
Other, net	1	(1)	1
Net cash provided by (used in) financing activities	184	230	(269)
Effect of exchange rate changes on cash	5	(5)	12
Increase (decrease) in cash and cash equivalents	1,088	503	(109)
Cash and cash equivalents at beginning of period	657	154	263
Cash and cash equivalents at end of period	$1,745	$ 657	$ 154
Supplemental cash flow information:			
Cash paid for interest	$ 227	$ 265	$ 301
Cash paid for income taxes	155	34	73

During the years ended December 31, 2009, 2008 and 2007, the amount of capital expenditures in accounts payable (decreased) increased by $(13) million, $9 million, $72 million, respectively. The value of share awards that vested during the years ended December 31, 2009, 2008 and 2007 was $12 million, $13 million and $9 million, respectively.

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

DEFINITIONS

Each capitalized term used without definition in these notes to consolidated financial statements has the meaning specified in the Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 19, 2010.

DESCRIPTION OF BUSINESS

We are a global manufacturer of differentiated organic chemical products and of inorganic chemical products. Our products comprise a broad range of chemicals and formulations, which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, epoxy-based polymer formulations, textile chemicals, dyes, maleic anhydride and titanium dioxide.

We operate in five segments: Polyurethanes, Advanced Materials, Textile Effects, Performance Products and Pigments. Our Polyurethanes, Advanced Materials, Textile Effects and Performance Products segments produce differentiated organic chemical products and our Pigments segment produces inorganic chemical products. In a series of transactions completed in 2006 and 2007, we sold substantially all of our former Polymers and Base Chemicals operations. We report the results of our former Polymers and Base Chemicals businesses as discontinued operations. See "Note 27. Discontinued Operations."

COMPANY

Our Company, a Delaware corporation, was formed in 2004 to hold the Huntsman businesses. Jon M. Huntsman founded the predecessor to our Company in the early 1970s as a small polystyrene plastics packaging company. Since then, we have grown through a series of significant acquisitions and now own a global portfolio of businesses.

We operate all of our businesses through Huntsman International, our 100% owned subsidiary. Huntsman International is a Delaware limited liability company and was formed in 1999.

RECENT DEVELOPMENTS

Repurchase of Convertible Notes

On January 11, 2010, we repurchased the entire $250 million principal amount of our outstanding Convertible Notes for approximately $382 million from Apollo and its affiliates. The Convertible Notes were issued to Apollo in December 2008 as part of the Apollo Settlement Agreement. The Convertible Notes, which would have matured on December 23, 2018, bore interest at the rate of 7% per year and were convertible into approximately 31.8 million shares of our common stock at any time by the holders. As a result of the repurchase of the Convertible Notes, we will record a loss on early extinguishment of debt in the first quarter of 2010 in the amount of approximately $146 million.

Termination of Tronox Purchase Agreement

On August 28, 2009, we entered into the Tronox Purchase Agreement, to acquire certain assets of Tronox under Section 363 of Chapter 11 of the United States Bankruptcy Code. The Tronox Purchase

49

1. GENERAL (Continued)

Agreement was subject to approval by the United States Bankruptcy Court for the Southern District of New York. Under the Tronox Purchase Agreement, we were a "stalking horse" bidder and the proposed transaction was subject to Tronox's solicitation of higher or otherwise better offers pursuant to specified bidding procedures and an auction process to be conducted under supervision of the bankruptcy court. On December 23, 2009, Tronox delivered a notice of termination of the Tronox Purchase Agreement to us after it received an order from the bankruptcy court authorizing it to replace its existing senior secured financing and an interim order authorizing it to enter into certain agreements as part of a plan to pursue an alternative transaction. The new alternative transaction is sponsored by an ad hoc group of Tronox's unsecured bondholders.

Under the Tronox Purchase Agreement, we made a $12 million refundable deposit toward the purchase price and, in connection with the proposed transaction, we incurred $13 million in costs. Prior to December 31, 2009, the deposit of $12 million was refunded to us, we received an additional $12 million as a break-up fee, and we received $3 million for partial reimbursement of our costs. The break-up fee and the partial reimbursement of our costs, net of the costs incurred, are included in other operating income in our consolidated statements of operation for the year ended December 31, 2009.

Closure of Australian Styrenics Operations

On September 8, 2009, we announced the closure of our styrenics facility located at West Footscray, Australia. We ceased operation of the West Footscray styrene plant on January 5, 2010, and we expect to complete the subsequent closure of our polystyrene and expandable polystyrene plants during the first quarter of 2010. During 2009, we recorded closure costs of approximately $63 million ($25 million primarily in severance, $8 million of contract termination costs and a $30 million preliminary estimate of environmental remediation costs) and expect to incur other closure related costs of approximately $7 million in 2010. We can provide no assurance that the eventual environmental remediation costs will not be materially different from our current estimate. Products produced at the site represent less than 2% of our 2008 global sales. Our other operations in Australia, including RMAX® expandable polystyrene business, Performance Products, Polyurethanes, Textile Effects and Advanced Materials divisions, are not affected by the announcement and will continue to operate in Australia. We expect to treat the Australian styrenics business as a discontinued operation beginning in the first quarter of 2010 when operations cease.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements include the accounts of our wholly-owned and majority-owned subsidiaries and any variable interest entities for which we are the primary beneficiary. All intercompany accounts and transactions have been eliminated, except for intercompany sales between continuing and discontinued operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECLASSIFICATIONS

Certain amounts in the consolidated financial statements for prior periods have been reclassified to conform with the current presentation. Specifically, during the first quarter of 2009, we reorganized our operating segments to divide our former Materials and Effects segment into two separate segments—the Advanced Materials segment and the Textile Effects segment. All segment information for prior periods has been restated to reflect this change. In addition, effective January 1, 2009, we retroactively applied, and information in this report reflects, the presentation and disclosure requirements of Accounting Standards Codification ("ASC") 810-10-65-1, *Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51*. See "Note 2. Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements."

SUBSEQUENT EVENTS

We have evaluated material subsequent events through the time these financial statements were issued on February 19, 2010. See "Note 2. Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements."

REVENUE RECOGNITION

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

Revenue arrangements that contain multiple deliverables, which relate primarily to licensing of technology, are evaluated to determine whether the arrangements should be divided into separate units of accounting and how the arrangement consideration should be measured and allocated among the separate units of accounting.

COST OF GOODS SOLD

We classify the costs of manufacturing and distributing our products as cost of goods sold. Manufacturing costs include variable costs, primarily raw materials and energy, and fixed expenses directly associated with production. Manufacturing costs also include, among other things, plant site operating costs and overhead (including depreciation), production planning and logistics costs, repair and maintenance costs, plant site purchasing costs, and engineering and technical support costs. Distribution, freight and warehousing costs are also included in cost of goods sold.

CASH AND CASH EQUIVALENTS

We consider cash in checking accounts and cash in short-term highly liquid investments with remaining maturities of three months or less at the date of purchase, to be cash and cash equivalents. Cash flows from discontinued operations are not presented separately in the accompanying consolidated statements of cash flows.

ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES

An allowance for doubtful trade receivables is estimated based on a combination of write-off history, aging analysis and any specific, known troubled accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SECURITIZATION OF ACCOUNTS RECEIVABLE

In connection with our A/R Programs we securitize certain trade receivables. The A/R Programs are structured so that we grant a participating undivided interest in certain of our trade receivables to bankruptcy remote special purpose entities. We retain the servicing rights and a retained interest in the securitized receivables. Losses are recorded on the sale and are based on the carrying value of the receivables as allocated between the receivables sold and the retained interests and their relative fair value at the date of the transfer. Retained interests are subsequently carried at fair value which is estimated based on the present value of expected cash flows, calculated using management's best estimates of key assumptions including credit losses and discount rates commensurate with the risks involved. See "Note 15. Securitization of Accounts Receivable" and "Note 2. Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements."

INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined using LIFO, first-in first-out, and average costs methods for different components of inventory.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives or lease term as follows:

Buildings and equipment	10 - 33 years
Plant and equipment	3 - 25 years
Furniture, fixtures and leasehold improvements	5 - 20 years

Interest expense capitalized as part of plant and equipment was $3 million, $17 million and $17 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Periodic maintenance and repairs applicable to major units of manufacturing facilities (a "turnaround") are accounted for on the deferral basis by capitalizing the costs of the turnaround and amortizing the costs over the estimated period until the next turnaround. Normal maintenance and repairs of plant and equipment are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the useful life of the assets are capitalized, and the assets replaced, if any, are retired.

INVESTMENT IN UNCONSOLIDATED AFFILIATES

Investments in companies in which we exercise significant management influence, but do not control, are accounted for using the equity method. Investments in companies in which we do not exercise significant influence are accounted for using the cost method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INTANGIBLE ASSETS AND GOODWILL

Intangible assets are stated at cost (fair value at the time of acquisition) and are amortized using the straight-line method over the estimated useful lives or the life of the related agreement as follows:

Patents and technology	5 - 30 years
Trademarks	15 - 30 years
Licenses and other agreements	5 - 15 years
Other intangibles	5 - 15 years

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not subject to any method of amortization, but is tested for impairment annually (at the beginning of the third quarter) and when events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When the fair value is less than the carrying value of the related reporting unit, we are required to reduce the amount of goodwill through a charge to earnings. Fair value is estimated using the market approach, as well as the income approach based on discounted cash flow projections. Goodwill has been assigned to reporting units for purposes of impairment testing.

OTHER NONCURRENT ASSETS

Other noncurrent assets consist primarily of spare parts, deferred debt issuance costs, the overfunded portion related to defined benefit plans for employees and capitalized turnaround costs. Debt issuance costs are amortized using the interest method over the term of the related debt.

CARRYING VALUE OF LONG-LIVED ASSETS

We review long-lived assets and all amortizable intangible assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based upon current and anticipated undiscounted cash flows, and we recognize an impairment when such estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. Fair value is generally estimated by discounting estimated future cash flows using a discount rate commensurate with the risks involved. See "Note 10. Restructuring, Impairment and Plant Closing Costs" and "Note 27. Discontinued Operations".

FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of non-qualified employee benefit plan investments is estimated using prevailing market prices. The estimated fair values of our long-term debt other than the Convertible Notes are based on quoted market prices for the identical liability when traded as an asset in an active market. The estimated fair value of our Convertible Notes is based on the present value of estimated future cash flows, calculated using management's best estimates of key assumptions including relevant interest rates, expected share volatility, dividend yields and the probabilities associated with certain features of the Convertible Notes. See "Note 16. Fair Value."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances have been established against a material portion of the non-U.S. deferred tax assets due to an uncertainty of realization. Valuation allowances are reviewed each period on a tax jurisdiction by tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets. Uncertainties regarding expected future income in certain jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We do not provide for income taxes or benefits on the undistributed earnings of our non-U.S. subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

We adopted new accounting guidance regarding uncertainty in income taxes on January 1, 2007, the cumulative effect of which was not significant. This new accounting guidance clarified the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires us to make many assumptions and judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and assumptions to measure the amount of the tax benefits to recognize based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the consolidated financial statements.

DERIVATIVES AND HEDGING ACTIVITIES

All derivatives, whether designated in hedging relationships or not, are recorded on our balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged items are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in accumulated other comprehensive (loss) income, to the extent effective, and will be recognized in the income statement when the hedged item affects earnings. Changes in the fair value of the hedge in the net investment of certain international operations are recorded in other comprehensive income, to the extent effective. The effectiveness of a cash flow hedging relationship is established at the inception of the hedge, and after inception we perform effectiveness assessments at least every three months. A derivative designated as a cash flow hedge is determined to be effective if the change in value of the hedge divided by the change in value of the hedged item is within a range of 80% to 125%. Hedge ineffectiveness in a cash flow hedge occurs only if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For a derivative that does not qualify or has not been designated as a hedge, changes in fair value are recognized in earnings.

ENVIRONMENTAL EXPENDITURES

Environmental related restoration and remediation costs are recorded as liabilities when site restoration and environmental remediation and clean-up obligations are either known or considered probable and the related costs can be reasonably estimated. Other environmental expenditures that are principally maintenance or preventative in nature are recorded when expended and incurred and are expensed or capitalized as appropriate. See "Note 20. Environmental, Health and Safety Matters."

ASSET RETIREMENT OBLIGATIONS

We accrue for asset retirement obligations, which consist primarily of landfill closure costs and asbestos abatement costs, in the period in which the obligations are incurred. Asset retirement obligations are accrued at estimated fair value. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded. See "Note 11. Asset Retirement Obligations."

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

FOREIGN CURRENCY TRANSLATION

The accounts of our operating subsidiaries outside of the U.S., unless they are operating in highly inflationary economic environments, consider the functional currency to be the currency of the economic environment in which they operate. Accordingly, assets and liabilities are translated at rates prevailing at the balance sheet date. Revenues, expenses, gains and losses are translated at a weighted average rate for the period. Cumulative translation adjustments are recorded to equity as a component of accumulated other comprehensive income (loss).

If a subsidiary operates in an economic environment that is considered to be highly inflationary (100% cumulative inflation over a three-year period), the U.S. dollar is considered to be the functional currency and gains and losses from remeasurement to the U.S. dollar from the local currency are included in the statement of operations. Where a subsidiary's operations are effectively run, managed, financed and contracted in U.S. dollars, such as certain finance subsidiaries outside of the U.S., the U.S. dollar is considered to be the functional currency.

Foreign currency transaction gains and losses are recorded in other operating (income) expense in the consolidated statements of operations and were net gains and (losses) of $13 million, $(12) million, and $(14) million for the years ended December 31, 2009, 2008 and 2007, respectively.

STOCK-BASED COMPENSATION

We account for stock-based compensation in accordance with ASC Topic 718, which requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

period during which the employee is required to provide services in exchange for the award. See "Note 22. Stock-Based Compensation Plan."

NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO HUNTSMAN CORPORATION

Basic income (loss) per share excludes dilution and is computed by dividing net income (loss) attributable to Huntsman Corporation common stockholders by the weighted average number of shares outstanding during the period. Diluted income (loss) per share reflects all potential dilutive common shares outstanding during the period and is computed by dividing net income (loss) available to Huntsman Corporation common stockholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

On December 23, 2008, we issued the Convertible Notes in an aggregate principal amount of $250 million. Prior to their repurchase, the Convertible Notes were convertible into common stock at a conversion price of $7.857 per share, subject to certain anti-dilution adjustments. On January 11, 2010, we repurchased the entire $250 million principal amount of the Convertible Notes for approximately $382 million. See "Note 13. Debt—Convertible Notes."

On February 16, 2005, we issued 5,750,000 shares of 5% mandatory convertible preferred stock. On February 16, 2008, the mandatory convertible preferred stock converted into 12,082,475 shares of common stock.

Basic and diluted income (loss) per share is calculated as follows (in millions):

	Year Ended December 31,		
	2009	2008	2007
Numerator:			
Basic and diluted income from continuing operations:			
Income from continuing operations attributable to Huntsman Corporation ..	$ 117	$ 478	$ 52
Convertible notes interest expense, net of tax	—	—	—
Income from continuing operations attributable to Huntsman Corporation and assumed conversion	$ 117	$ 478	$ 52
Basic and diluted net income (loss):			
Net income (loss) attributable to Huntsman Corporation	$ 114	$ 609	$ (172)
Convertible notes interest expense, net of tax	—	—	—
Net income (loss) attributable to Huntsman Corporation and assumed conversion	$ 114	$ 609	$ (172)
Shares (denominator):			
Weighted average shares outstanding	233.9	232.0	221.0
Dilutive securities:			
Stock-based awards	4.4	0.1	0.3
Convertible notes conversion	—	0.7	—
Preferred stock conversion	—	1.5	11.5
Total outstanding and dilutive shares assuming conversion	238.3	234.3	232.8

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Additional stock-based awards of 6.4 million, 7.1 million and 5.7 million weighted average equivalent shares of stock were outstanding during the years ended December 31, 2009, 2008 and 2007, respectively. In addition, the Convertible Notes would have converted into 31.8 million shares of common stock and interest expense, net of tax, of $19 million would have been included as an adjustment to the numerator of the diluted income per share calculation for the year ended December 31, 2009. However, these stock-based awards and the assumed conversion of the Convertible Notes were not included in the computation of diluted earnings per share for the respective periods mentioned because the effect would be anti-dilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting Pronouncements Adopted During 2009:

We adopted Accounting Standards Update ("ASU") No. 2009-01, *Topic 105—Generally Accepted Accounting Principles—amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*, as of September 30, 2009. Statement of Financial Accounting Standards ("SFAS") No. 168 replaces SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, and establishes the FASB Accounting Standards Codification™ as the source of authoritative accounting principles recognized by the Financial Accounting Standards Board ("FASB") to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants as a result of this statement. As a result of our adoption of this ASU, we have included references, where applicable, to the FASB Accounting Standards Codification™ in this report.

We adopted ASU No. 2009-12, *Fair Value Measurement and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)* as of December 31, 2009. This ASU provides guidance on measuring the fair value of certain alternative investments and offers investors a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value per share. The adoption of this ASU did not have a significant impact on our consolidated financial statements.

We adopted FASB Staff Position ("FSP") No. FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* (currently included in ASC 715-20-65-2) as of December 31, 2009. This FSP provides guidance on an employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. See "Note 17. Employee Benefit Plans."

We adopted ASU No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value* as of September 30, 2009. This ASU provides amendments to ASC Subtopic 820-10, *Fair Value Measurements and Disclosures—Overall*, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using (a) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities and/or (b) an income approach valuation technique or a market approach valuation technique, consistent with the principles of Topic 820. The adoption of this ASU did not have a significant impact on our consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We adopted SFAS No. 165, *Subsequent Events* (currently included in ASC 855-10), as of June 30, 2009. This statement requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. We evaluate subsequent events through the date the financial statements are issued.

We adopted FSP No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (currently included in ASC 820-10-65-4) as of June 30, 2009. This FSP provides guidance for estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly decreased, as well as guidance on identifying circumstances that indicate a transaction is not orderly. It also requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The adoption of this statement did not have a significant impact on our consolidated financial statements.

We adopted FSP No. FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments* (currently included in ASC 825-10-65-1), as of June 30, 2009. This FSP amends SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, to require disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This FSP also requires disclosure about the methods and significant assumptions used to estimate the fair value of financial instruments and changes in those methods and significant assumptions, if any, during the period. See "Note 16. Fair Value."

We adopted SFAS No. 141 (R), *Business Combinations* (currently included in ASC 805), which replaced SFAS No. 141, *Business Combinations,* and SFAS No. 160 on January 1, 2009. These statements significantly change the accounting for business combinations and noncontrolling interests. Among other things, these statements require more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be remeasured to fair value each subsequent reporting period, an acquirer in preacquisition periods to expense all acquisition-related costs, and noncontrolling interests in subsidiaries initially to be measured at fair value and to be presented separately in the financial statements. Upon adoption of this standard, we recorded a charge of $1 million in the first quarter of 2009 to selling, general and administrative expenses to write off previously deferred acquisition costs related to our Baroda acquisition. See "Note 3. Business Combinations." We retroactively applied the presentation and disclosure requirements of SFAS No. 160 to all prior periods presented.

We adopted FSP No. FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies* (currently included in ASC 805), on January 1, 2009. This FSP requires assets acquired and liabilities assumed in a business combination that arise from contingencies to be recognized at fair value if fair value can be reasonably estimated. If fair value of such assets and liabilities cannot be reasonably estimated, the assets or liabilities would generally be recognized in accordance with SFAS No. 5, *Accounting for Contingencies*, and FASB Interpretation No. ("FIN") 14, *Reasonable Estimation of the Amount of a Loss*. Further, this FSP requires contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination to be initially recognized and subsequently measured at fair value in accordance with SFAS 141(R). The adoption of this FSP did not have a significant impact on our consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We adopted Emerging Issues Task Force ("EITF") Issue No. 08-6, *Equity Method Investment Accounting Considerations* (currently included in ASC 323-10), on January 1, 2009. EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The adoption of this standard did not have a significant impact on our consolidated financial statements.

We adopted SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133* (currently included in ASC 815-10-65-1) on January 1, 2009. SFAS No. 161 requires enhanced disclosures regarding the effect of an entity's derivative instruments and related hedging activities on its financial position, financial performance and cash flows. See "Note 14. Derivative Instruments and Hedging Activities."

Accounting Pronouncements Pending Adoption in Future Periods:

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements*. This ASU clarifies existing disclosure requirements to provide a greater level of disaggregated information and to provide more information regarding valuation techniques and inputs to fair value measurements. It requires additional disclosure related to transfers between the three levels of fair value measurement, as well as information about purchases, sales, issuances, and settlements in the roll forward of activity for Level 3 measurements. The enhanced disclosures required by this ASU are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity for Level 3 measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010. We are evaluating this ASU to determine its impact on our consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, *Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest* Entities, which codified SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*. This statement amends FIN 46(R), *Consolidation of Variable Interest Entities*, to replace the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with a qualitative approach. This new approach focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. It also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity, and it requires additional disclosures about an enterprise's involvement in variable interest entities. This statement is effective for the first annual reporting period beginning after November 15, 2009. We do not expect the adoption of this statement to have a significant impact on our consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-16, *Transfers and Servicing (Topic 860)— Accounting for Transfers of Financial* Assets, which codified SFAS No. 166, *Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140*. This statement removes the concept of a qualifying special-purpose entity ("QSPE") from SFAS No. 140 and removes the exception from applying FIN 46(R) to QSPEs. SFAS No. 166 modifies the derecognition provisions in SFAS No. 140 and requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accounted for as a sale. It also requires additional disclosures regarding the transferor's continuing involvement with transferred financial assets and the related risks retained. This statement is effective for the first annual reporting period beginning after November 15, 2009. We have evaluated this statement, as well as SFAS No. 167, and we believe sales of accounts receivable under our new securitization programs will no longer meet the criteria for derecognition upon adoption of this standard. Accordingly, we believe the amounts outstanding under our new accounts receivable securitization programs will be accounted for as secured borrowings beginning in January 2010. See "Note 15. Securitization of Accounts Receivable."

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force*. This ASU provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. The amendments in this ASU replace the term "fair value" in the revenue allocation guidance with "selling price" to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant, and they establish a selling price hierarchy for determining the selling price of a deliverable. The amendments in this ASU will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, and they significantly expand the required disclosures related to multiple-deliverable revenue arrangements. The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. We are evaluating this ASU to determine its impact on our consolidated financial statements.

3. BUSINESS COMBINATIONS

BARODA ACQUISITION

On June 23, 2009, we announced the acquisition of the Baroda Division ("Baroda") of Metrochem Industries Limited ("MCIL"), a manufacturing facility for the production of intermediates and specialty dyes for textiles, located in Baroda, India. Baroda had been a significant supplier to our Textile Effects division and this acquisition strengthens the Textile Effects division's competitiveness and supports its development in Asia. We initially entered into an agreement to acquire Baroda on June 29, 2007. The initial agreement provided either party with the right to terminate the agreement if a transaction was not consummated by April 30, 2008. On February 6, 2009, we entered into a non-binding agreement in principle with MCIL under which the purchase price was revised to be approximately $35 million (U.S. dollar equivalents), which included receivables existing on the closing date due to MCIL from our affiliates, which were also settled at acquisition. Payment of the acquisition cost was phased in various tranches. The first tranche of $7 million was paid during 2008; additional tranches were paid during 2009; and a final payment of $2 million, subject to adjustment, will be made upon completion of the audit of net working capital acquired. In addition, $5 million of accounts payable by us to MCIL were forgiven in connection with this acquisition. A majority of the purchase price was funded through local financing.

We have accounted for the Baroda acquisition using the acquisition method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed. The preliminary

3. BUSINESS COMBINATIONS (Continued)

allocation of acquisition cost to the assets acquired and liabilities assumed is summarized as follows (dollars in millions):

Acquisition cost:	
Cash payment made in 2008	$ 7
Cash payments made in 2009	31
Forgiveness of amounts payable from us to MCIL	(5)
Amounts payable as of December 31, 2009	2
Total acquisition cost	$35
Fair value of assets acquired and liabilities assumed:	
Accounts receivable	$ 3
Inventories	4
Other current assets	2
Property, plant and equipment	31
Intangible assets	2
Deferred tax asset	1
Accounts payable	(3)
Accrued liabilities	(1)
Short-term debt	(3)
Deferred tax liability	(1)
Total fair value of net assets acquired	$35

The acquisition cost allocation is preliminary pending finalization of the net working capital acquired. The acquisition cost allocation is also preliminary pending finalization of the determination of the fair value of assets acquired and liabilities assumed, including final valuation of property, plant and equipment, intangible assets, and determination of related deferred taxes. For purposes of this preliminary allocation of fair value, we have assigned any excess of acquisition cost over historical carrying values to amortizable intangible assets and no amounts have been allocated to goodwill. We expect that it is reasonably possible that changes to this allocation could occur.

TEXTILE EFFECTS ACQUISITION

On June 30, 2006, we acquired Ciba's textile effects business and accounted for the Textile Effects Acquisition using the purchase method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed and we determined the excess of fair value of net assets over cost. Because the fair value of the acquired assets and liabilities assumed exceeded the purchase price, the valuation of the long-lived assets acquired was reduced to zero. Accordingly, no basis was assigned to property, plant and equipment or any other non-current nonfinancial assets and the remaining excess was recorded as an extraordinary gain, net of taxes (which were not applicable because the gain was recorded in purchase accounting). During 2007, we adjusted the purchase price for, among other things, the finalization of restructuring plans, estimates of asset retirement obligations, the determination of related deferred taxes and finalization of post-closing working capital adjustments, resulting in a reduction to the extraordinary gain of $7 million. During the years ended December 31, 2009 and 2008, we recorded an additional extraordinary gain on the acquisition of $6 million and $14 million, respectively, related to the reversal of accruals for certain employee termination costs recorded in

3. BUSINESS COMBINATIONS (Continued)

connection with the Textile Effects Acquisition and a reimbursement by Ciba of certain costs pursuant to the acquisition agreements.

4. INVENTORIES

Inventories consisted of the following (dollars in millions):

	December 31,	
	2009	2008
Raw materials and supplies	$ 240	$ 282
Work in progress	77	88
Finished goods	917	1,192
Total	1,234	1,562
LIFO reserves	(50)	(62)
Net	$1,184	$1,500

As of December 31, 2009 and 2008, approximately 10% and 9%, respectively, of inventories were recorded using the LIFO cost method. For the year ended December 31, 2009, inventory quantities were reduced, resulting in a liquidation of certain LIFO inventory layers carried at costs that were higher than the cost of current purchases, the effect of which increased cost of sales by approximately $1 million. For the year ended December 31, 2007, inventory quantities were reduced, resulting in a liquidation of certain LIFO inventory layers carried at costs that were lower than the cost of current purchases, the effect of which reduced cost of sales by approximately $10 million, of which $9 million related to discontinued operations. During 2009, 2008 and 2007, we recorded charges of $2 million, $38 million and nil, respectively, to write our inventories down to the lower of cost or market.

In the normal course of operations we, at times, exchange raw materials and finished goods with other companies for the purpose of reducing transportation costs. The net non-monetary open exchange positions are valued at cost. The amounts included in inventory under non-monetary open exchange agreements receivable by us at December 31, 2009 were $3 million. The amounts included in inventory under non-monetary open exchange agreements payable by us as of December 31, 2008 were $19 million. Other open exchanges are settled in cash and result in a net deferred profit margin. The amounts under these open exchange agreements receivable by us at December 31, 2009 and 2008 were nil and $5 million, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment were as follows (dollars in millions):

	December 31,	
	2009	2008
Land	$ 146	$ 122
Buildings	579	549
Plant and equipment	5,543	4,993
Construction in progress	174	440
Total	6,442	6,104
Less accumulated depreciation	(2,926)	(2,455)
Net	$ 3,516	$ 3,649

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $394 million, $359 million and $377 million, respectively, of which $32 million related to discontinued operations in 2007.

Property, plant and equipment includes gross assets acquired under capital leases of $15 million each at December 31, 2009 and 2008; related amounts included in accumulated depreciation were $13 million and $11 million at December 31, 2009 and 2008, respectively.

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES

Our ownership percentage and investment in unconsolidated affiliates were as follows (dollars in millions):

	December 31,	
	2009	2008
Equity Method:		
Sasol-Huntsman GmbH and Co. KG (50%)	$ 26	$ 34
Arabian Amines Company (50%)	40	44
Louisiana Pigment Company, L.P. (50%)	100	110
BASF Huntsman Shanghai Isocyanate Investment BV (50%)(1)	63	58
International Polyurethanes Investments (45%)	15	15
Others	1	1
Total equity method investments	245	262
Cost Method:		
Gulf Advanced Chemicals Industry Corporation (4.35%)	5	5
Total investments	$250	$267

(1) We own 50% of BASF Huntsman Shanghai Isocyanate Investment BV. BASF Huntsman Shanghai Isocyanate Investment BV owns a 70% interest in SLIC, thus giving us an indirect 35% interest in SLIC.

HUNTSMAN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES (Continued)

Summarized applicable financial information of our unconsolidated affiliate Sasol-Huntsman GmbH and Co. KG. as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 is presented below (dollars in millions):

	2009	2008	2007
Current assets	$47	$ 58	
Noncurrent assets	79	46	
Current liabilities	19	10	
Noncurrent liabilities	31	2	
Revenues	68	123	$108
Gross profit	9	23	30
Net income	3	13	13

Summarized applicable financial information of our other unconsolidated affiliates as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 is presented below (dollars in millions):

	2009	2008	2007
Assets	$939	$879	
Liabilities	472	406	
Revenues	593	718	$539
Net income	3	15	9

During the year ended December 31, 2008, we contributed $44 million as our 50% equity contribution to the Arabian Amines Company, our ethyleneamines manufacturing joint venture in Jubail, Saudi Arabia. This joint venture's funding requirements will be satisfied through a combination of debt and equity, with the equity already provided on a 50/50 basis by us and Zamil Group. The joint venture obtained various loan commitments in the aggregate amount of approximately $195 million in U.S. dollar equivalents, of which $181 million, including bridge loans, was drawn as of December 31, 2009. The plant will have approximate annual capacity of 60 million pounds with production expected in early second quarter of 2010. We have provided certain guarantees of approximately $14 million for these commitments which will terminate upon completion of the project and satisfaction of certain conditions. We have estimated that the fair value of these guarantees was nil as of the closing date of this transaction and, accordingly, no amounts have been recorded. This joint venture is accounted for under the equity method.

7. INTANGIBLE ASSETS

The gross carrying amount and accumulated amortization of intangible assets were as follows (dollars in millions):

	December 31, 2009			December 31, 2008		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and technology	$345	$244	$101	$355	$255	$100
Licenses and other agreements	17	11	6	33	12	21
Non-compete agreements	1	1	—	19	19	—
Other intangibles	49	31	18	47	15	32
Total	$412	$287	$125	$454	$301	$153

During 2008, we reversed certain valuation allowances on deferred tax assets related to prior acquisitions and recorded a corresponding reduction to intangible assets of approximately $1 million.

Amortization expense was $34 million, $27 million and $27 million for the years ended December 31, 2009, 2008 and 2007, respectively, of which $1 million related to discontinued operations in 2007.

Estimated future amortization expense for intangible assets over the next five years is as follows (dollars in millions):

Year ending December 31:

2010	$29
2011	25
2012	20
2013	17
2014	11

8. OTHER NONCURRENT ASSETS

Other noncurrent assets consisted of the following (dollars in millions):

	December 31,	
	2009	2008
Pension assets	$ 31	$ 2
Debt issuance costs	16	25
Capitalized turnaround costs	98	104
Spare parts inventory	82	78
Catalyst assets	18	25
Deposits	56	49
Other noncurrent assets	54	81
Total	$355	$364

Amortization expense of catalyst assets for the years ended December 31, 2009, 2008 and 2007 was $14 million, $12 million and $9 million, respectively.

9. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (dollars in millions):

	December 31,	
	2009	2008
Payroll and related costs	$168	$101
Interest	33	42
Volume and rebate accruals	77	82
Income taxes	20	37
Taxes other than income taxes	72	72
Restructuring and plant closing costs	71	73
Environmental accruals	5	4
Pension liabilities	13	12
Other postretirement benefits	13	13
Self-insured casualty loss reserves	22	21
Other miscellaneous accruals	129	160
Total	$623	$617

10. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS

As of December 31, 2009, 2008 and 2007, accrued restructuring, impairment and plant closing costs by type of cost and initiative consisted of the following (dollars in millions):

	Workforce reductions(1)	Demolition and decommissioning	Non-cancelable lease costs	Other restructuring costs	Total(2)
Accrued liabilities as of January 1, 2007	$ 76	$ —	$ 9	$ 17	$102
Adjustment to Textile Effects opening balance sheet liabilities	8	14	(2)	(1)	19
2007 charges for 2003 initiatives	1	—	—	—	1
2007 charges for 2004 initiatives	4	—	1	—	5
2007 charges for 2007 initiatives	1	—	—	25	26
Reversal of reserves no longer required	(4)	—	(1)	—	(5)
2007 payments for 2003 initiatives	(3)	—	(1)	—	(4)
2007 payments for 2004 initiatives	(5)	(1)	(1)	—	(7)
2007 payments for 2005 initiatives	(3)	—	—	—	(3)
2007 payments for 2006 initiatives	(17)	(1)	—	(2)	(20)
2007 payments for 2007 initiatives	(1)	—	—	(25)	(26)
Net activity of discontinued operations	(1)	—	—	—	(1)
Reimbursable workforce reduction cost	1	—	—	—	1
Foreign currency effect on reserve balance	8	—	—	—	8
Accrued liabilities as of December 31, 2007	65	12	5	14	96
Adjustment to Textile Effects opening balance sheet liabilities	(13)	—	(1)	—	(14)
2008 charges for 2004 initiatives	1	—	1	—	2
2008 charges for 2008 initiatives	27	—	—	1	28
Reversal of reserves no longer required	(1)	—	—	—	(1)
2008 payments for 2003 initiatives	(2)	—	(1)	—	(3)
2008 payments for 2004 initiatives	(3)	—	(1)	—	(4)
2008 payments for 2006 initiatives	(19)	(11)	—	(1)	(31)
2008 payments for 2008 initiatives	(3)	—	—	(1)	(4)
Net activity of discontinued operations	(1)	—	—	—	(1)
Foreign currency effect on reserve balance	7	—	—	—	7
Accrued liabilities as of December 31, 2008	58	1	3	13	75
Adjustment to Textile Effects opening balance sheet liabilities	(5)	—	—	—	(5)
2009 charges for 2006 initiatives	—	1	—	—	1
2009 charges for 2008 initiatives	5	—	—	—	5
2009 charges for 2009 initiatives	81	8	—	22	111
Reversal of reserves no longer required	(8)	—	—	—	(8)
2009 payments for 2003 initiatives	(2)	—	—	—	(2)
2009 payments for 2004 initiatives	(3)	—	—	—	(3)
2009 payments for 2006 initiatives	(28)	(1)	—	—	(29)
2009 payments for 2008 initiatives	(17)	—	—	—	(17)
2009 payments for 2009 initiatives	(33)	(8)	—	(12)	(53)
Foreign currency effect on reserve balance	2	—	—	(2)	—
Accrued liabilities as of December 31, 2009	$ 50	$ 1	$ 3	$ 21	$ 75

(1) Of the total workforce reduction reserves of $50 million, $2 million relates to restructuring programs recorded in connection with business combinations and are expected to be paid through 2010. The total workforce reduction reserves of $50 million relate to the termination of 524 positions, of which 454 positions had not been terminated as of December 31, 2009.

10. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

(2)   Accrued liabilities by initiatives were as follows (dollars in millions):

	December 31,	
	2009	2008
2005 initiatives and prior	$ 3	$ 8
2006 initiatives	5	40
2008 initiatives	7	27
2009 initiatives	60	—
Total	$75	$75

10. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Details with respect to our reserves for restructuring, impairment and plant closing costs are provided below by segment and initiative (dollars in millions):

	Polyurethanes	Advanced Materials	Textile Effects	Performance Products	Pigments	Discontinued Operations	Corporate & Other	Total
Accrued liabilities as of January 1, 2007	$ 7	$ 2	$ 76	$ 7	$ 8	$ 2	$—	$102
Adjustment to Textile Effects opening balance sheet liabilities	—	—	19	—	—	—	—	19
2007 charges for 2003 initiatives	—	—	—	—	1	—	—	1
2007 charges for 2004 initiatives	—	—	—	—	5	—	—	5
2007 charges for 2007 initiatives	—	1	25	—	—	—	—	26
Reversal of reserves no longer required	—	(1)	(1)	—	(3)	—	—	(5)
2007 payments for 2003 initiatives	(2)	—	—	—	(2)	—	—	(4)
2007 payments for 2004 initiatives	(1)	—	—	(4)	(2)	—	—	(7)
2007 payments for 2005 initiatives	(1)	—	—	(2)	—	—	—	(3)
2007 payments for 2006 initiatives	—	—	(20)	—	—	—	—	(20)
2007 payments for 2007 initiatives	—	(1)	(25)	—	—	—	—	(26)
Net activity of discontinued operations	—	—	—	—	—	(1)	—	(1)
Reimburable workforce reduction cost	—	—	—	—	1	—	—	1
Foreign currency effect on reserve balance	1	—	6	1	—	—	—	8
Accrued liabilities as of December 31, 2007	4	1	80	2	8	1	—	96
Adjustment to Textile Effects opening balance sheet liabilities	—	—	(14)	—	—	—	—	(14)
2008 charges for 2004 initiatives	—	—	—	—	2	—	—	2
2008 charges for 2008 initiatives	—	—	24	—	3	—	1	28
Reversal of reserves no longer required	—	—	—	—	(1)	—	—	(1)
2008 payments for 2003 initiatives	(1)	—	(1)	—	(1)	—	—	(3)
2008 payments for 2004 initiatives	—	—	—	(1)	(3)	—	—	(4)
2008 payments for 2006 initiatives	—	—	(31)	—	—	—	—	(31)
2008 payments for 2008 initiatives	—	—	(3)	—	—	—	(1)	(4)
Net activity of discontinued operations	—	—	—	—	—	(1)	—	(1)
Foreign currency effect on reserve balance	—	—	8	—	(1)	—	—	7
Accrued liabilities as of December 31, 2008	3	1	63	1	7	—	—	75
Adjustment to Textile Effects opening balance sheet liabilities	—	—	(5)	—	—	—	—	(5)
2009 charges for 2006 initiatives	—	—	1	—	—	—	—	1
2009 charges for 2008 initiatives	1	—	2	—	2	—	—	5
2009 charges for 2009 initiatives	—	12	10	—	45	—	44	111
Reversal of reserves no longer required	—	—	(7)	—	(1)	—	—	(8)
2009 payments for 2003 initiatives	(2)	—	—	—	—	—	—	(2)
2009 payments for 2004 initiatives	—	—	—	(1)	(2)	—	—	(3)
2009 payments for 2006 initiatives	—	—	(29)	—	—	—	—	(29)
2009 payments for 2008 initiatives	—	—	(13)	—	(4)	—	—	(17)
2009 payments for 2009 initiatives	—	(6)	(4)	—	(35)	—	(8)	(53)
Foreign currency effect on reserve balance	—	—	(1)	—	(1)	—	2	—
Accrued liabilities as of December 31, 2009	$ 2	$ 7	$ 17	$—	$ 11	$—	$38	$ 75
Current portion of restructuring reserves	$ 2	$ 7	$ 17	$—	$ 7	$—	$38	$ 71
Long-term portion of restructuring reserves	—	—	—	—	4	—	—	4
Estimated additional future charges for current restructuring projects:								
Estimated additional charges within one year	$—	$—	$ —	$—	$ 7	$—	$ 7	$ 14
Estimated additional charges beyond one year	—	—	—	—	—	—	—	—

10. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Details with respect to cash and non-cash restructuring charges for the years ended December 31, 2009, 2008 and 2007 by initiative are provided below (dollars in millions):

Cash charges:	
2009 charges for 2006 initiatives	$ 1
2009 charges for 2008 initiatives	5
2009 charges for 2009 initiatives	111
Reversal of reserves no longer required	(8)
Environmental remediation accrual recorded in connection with the Australian styrenics closure	30
Non-cash charges	13
Total 2009 Restructuring, Impairment and Plant Closing Costs	$152
Cash charges:	
2008 charges for 2004 initiatives	$ 2
2008 charges for 2008 initiatives	28
Reversal of reserves no longer required	(1)
Non-cash charges	7
Total 2008 Restructuring, Impairment and Plant Closing Costs	$ 36
Cash charges:	
2007 charges for 2003 initiatives	$ 1
2007 charges for 2004 initiatives	5
2007 charges for 2007 initiatives	26
Reversal of reserves no longer required	(5)
Non-cash charges	15
Total 2007 Restructuring, Impairment and Plant Closing Costs	$ 42

2009 RESTRUCTURING ACTIVITIES

As of December 31, 2009, our Polyurethanes segment restructuring reserve consisted of $2 million related to restructuring initiatives at our Rozenburg, Netherlands site (as announced in 2003).

As of December 31, 2009, our Advanced Materials segment restructuring reserve consisted of $7 million related to workforce reductions in connection with a reorganization designed to implement a regional management structure. During 2009, we recorded charges of $12 million related to this reorganization project.

As of December 31, 2009, our Textile Effects segment restructuring reserve consisted of $17 million, of which $5 million related to opening balance sheet liabilities from the Textile Effects Acquisition, $5 million related to the streamlining of the textile effects business into two global strategic business units as announced during the fourth quarter of 2008, and $7 million related to workforce reductions at our production facility in Langweid, Germany. During 2009, we recorded charges of $13 million primarily related to workforce reductions at our Germany production facility. We also reversed accruals of $7 million primarily related to the streamlining of the textile effects business

10. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

and $5 million related to certain employee termination costs recorded in connection with the Textile Effects Acquisition.

As of December 31, 2009, our Pigments segment restructuring reserve consisted of $11 million primarily related to workforce reductions at our Huelva, Spain plant. During 2009, we recorded charges of $47 million, of which $29 million primarily related to the closure of our Grimsby plant and $18 million primarily related to workforce reductions at our Huelva, Spain plant. Of the $29 million of charges at our Grimsby plant, $14 million related to contract terminations, $7 million related to workforce reductions and $8 million related to decommissioning. We also recorded non-cash charges of $4 million primarily related to a provision against engineering spare parts at our Grimsby plant. We expect to incur additional charges of $7 million primarily related to the closure of our Grimsby, U.K. plant through 2010.

As of December 31, 2009, our Corporate and Other segment restructuring reserve consisted of $38 million, of which $34 million related to the closure of our styrenics operations in West Footscray, Australia and $4 million related to our 2009 fixed cost reduction project announced in the first quarter of 2009. During 2009, we recorded charges of $74 million in Corporate and Other, of which $25 million related to workforce reductions, $30 million related to estimated environmental remediation costs and $8 million related to contract termination costs associated with the closure of our styrenics operations and $11 million related to other aspects of our 2009 fixed cost reduction project. We expect to incur additional charges of $7 million related to the West Footscray closure through 2010. For more information regarding the closure of our West Footscray, Australia styrenics operations, see "Note 1. General—Recent Developments—Closure of Australian Styrenics Operations." We also recorded non-cash charges of $3 million related to our 2009 fixed cost reduction project and a non-cash impairment charge of $1 million primarily related to capital expenditures and turnaround costs associated with our Australian styrenics business. The long-lived assets of our Australian styrenics business were previously determined to be impaired. Capital expenditures and turnaround costs in this business, which are necessary to maintain operations, are also considered to be impaired immediately after they are incurred.

2008 RESTRUCTURING ACTIVITIES

As of December 31, 2008, our Polyurethanes segment restructuring reserve consisted of $3 million related to restructuring initiatives at our Rozenburg, Netherlands site (as announced in 2003).

As of December 31, 2008, our Advanced Materials segment restructuring reserve consisted of $1 million related to various restructuring programs. During 2008, our Advanced Materials segment recorded a non-cash impairment charge of $1 million related to our Deer Park, Australia and Germany fixed assets.

As of December 31, 2008, our Textile Effects segment restructuring reserve consisted of $63 million, of which $40 million related to opening balance sheet liabilities from the Textile Effects Acquisition and $23 million related to our 2008 restructuring initiatives. During 2008, our Textile Effects segment recorded cash charges for 2008 initiatives of $24 million primarily related to the streamlining of the Textile Effects business into two global strategic business units, Apparel & Home Textiles and Specialty Textiles, as announced during the fourth quarter of 2008. We also reversed accruals of $14 million for certain employee termination costs recorded in connection with the Textile Effects Acquisition.

10. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

As of December 31, 2008, our Performance Products segment reserve consisted of $1 million related to various restructuring programs across our European surfactants business. During 2008, we recorded a non-cash charge of $1 million related to the closure of our Guelph, Canada plant.

As of December 31, 2008, our Pigments segment reserve consisted of $7 million related to the restructuring of commercial and business support activities and workforce reductions in connection with our Huelva, Spain operations. During 2008, our Pigments segment recorded charges of $5 million related to the restructuring of commercial and business support activities.

During 2008, we recorded a non-cash impairment charge of $5 million in Corporate and Other primarily related to capital expenditures and turnaround costs associated with our Australian styrenics business that was previously impaired.

2007 RESTRUCTURING ACTIVITIES

As of December 31, 2007, our Polyurethanes segment restructuring reserve consisted of $4 million related to restructuring initiatives at our Rozenburg, Netherlands site (as announced in 2003).

As of December 31, 2007, our Advanced Materials segment restructuring reserve consisted of $1 million related to various restructuring programs.

As of December 31, 2007, our Textile Effects segment restructuring reserve consisted of $80 million primarily relating to opening balance sheet liabilities from the Textile Effects Acquisition. During 2007, our Textile Effects segment recorded cash charges for 2007 initiatives of $20 million related to redundant service contracts and integration costs for information technology services and $4 million related to supply chain integration processes.

As of December 31, 2007, our Performance Products segment reserve consisted of $2 million related to various restructuring programs across our European surfactants business.

As of December 31, 2007, our Pigments segment reserve consisted of $8 million related to the reorganization of business support activities following the reduction of our TiO_2 production capacity announced in 2004 and workforce reductions in connection with our Huelva, Spain operations.

During 2007, we recorded a non-cash impairment charge of $13 million in Corporate and Other related to capital expenditures and turnaround costs associated with our Australian styrenics business that was previously impaired.

11. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations consist primarily of landfill capping, closure and post-closure costs and asbestos abatement costs. We are legally required to perform capping and closure and post-closure care on the landfills and asbestos abatement on certain of our premises. For each asset retirement obligation we recognized the estimated fair value of a liability and capitalized the cost as part of the cost basis of the related asset.

The following table describes changes to our asset retirement obligation liability (dollars in millions):

	December 31,	
	2009	2008
Asset retirement obligation at beginning of year	$20	$19
Accretion expense	1	2
Revisions in timing and estimated cash flows	—	1
Foreign currency effect on reserve balance	—	(2)
Asset retirement obligation at end of year	$21	$20
Amounts included in accrued liabilities	$—	$ 1
Amounts included in other noncurrent liabilities	21	19
Total asset retirement obligations	$21	$20

12. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consisted of the following (dollars in millions):

	December 31,	
	2009	2008
Pension liabilities	$534	$ 713
Other postretirement benefits	122	136
Environmental accruals	36	3
Restructuring and plant closing costs	4	2
Asset retirement obligations	21	19
Other noncurrent liabilities	158	148
Total	$875	$1,021

13. DEBT

Outstanding debt consisted of the following (dollars in millions):

	December 31,	
	2009	2008
Senior Credit Facilities:		
Term loans	$1,968	$1,540
Secured notes	—	295
Senior notes	434	198
Subordinated notes	1,294	1,285
Australian credit facilities	34	41
HPS (China) debt	163	196
Convertible notes	236	235
Other	83	92
Total debt—excluding debt to affiliates	$4,212	$3,882
Current portion	$ 431	$ 205
Long-term portion	3,781	3,677
Total debt—excluding debt to affiliates	$4,212	$3,882
Total debt—excluding debt to affiliates	$4,212	$3,882
Notes payable to affiliates-noncurrent	5	6
Total debt	$4,217	$3,888

DIRECT AND SUBSIDIARY DEBT

Our direct debt and guarantee obligations consist of the following: our Convertible Notes; our guarantees of certain debt of HPS (our Chinese MDI joint venture); our guarantee of certain debt of the Arabian Amines Company; certain indebtedness incurred from time to time to finance certain insurance premiums; and our guarantee of certain obligations of Huntsman International in its capacity as a contributor and servicer guarantor under the U.S. A/R Program.

Substantially all of our other debt has been incurred by our subsidiaries (primarily Huntsman International); such subsidiary debt is nonrecourse to us and we have no contractual obligation to fund our subsidiaries' respective operations.

Senior Credit Facilities

All of our Senior Credit Facilities are obligations of Huntsman International. As of December 31, 2009, our Senior Credit Facilities consisted of (i) the $650 million Revolving Facility; (ii) the $1,524 million Term Loan B; and (iii) the $500 million ($444 million carrying value) Term Loan C.

As of December 31, 2009, we had no borrowings outstanding under our Revolving Facility, and we had approximately $33 million (U.S. dollar equivalents) of letters of credit and bank guarantees issued and outstanding under our Revolving Facility. The Revolving Facility matures in August 2010, Term Loan B matures in 2014 and Term Loan C matures in 2016; provided, however, that the maturities of the Revolving Facility and the Dollar Term Loans will accelerate if we do not repay or refinance all but

74

13. DEBT (Continued)

$100 million of Huntsman International's outstanding debt securities on or before three months prior to the maturity dates of such debt securities.

Our Senior Credit Facilities are subject to a single financial covenant, the Leverage Covenant, which applies only to the Revolving Facility and is tested at the Huntsman International level. The Leverage Covenant is applicable only if borrowings, letters of credit or guarantees are outstanding under the Revolving Facility (cash collateralized letters of credit or guarantees are not deemed outstanding). On April 16, 2009, Huntsman International entered into the Waiver with respect to the Leverage Covenant. The Leverage Covenant, as amended pursuant to the Waiver, requires that the maximum senior secured leverage ratio does not exceed 5.00 to 1.00.

In addition, the Waiver modified the calculation used to determine compliance with the Leverage Covenant as follows:

- we are allowed to add back to "Consolidated EBITDA" any lost profits that are attributable to hurricanes Gustav and Ike that occurred in 2008 (such amounts being $49 million and $18 million for the third and fourth quarters, respectively, of 2008); and

- by modifying the definition of "Permitted Non-Cash Impairment and Restructuring Charges" to replace a reference to $100 million with $200 million for permitted cash charges to be added back to "Consolidated EBITDA".

The Waiver is effective from April 16, 2009 through June 30, 2010. However, we may consent to terminate the Waiver in conjunction with a proposed amendment to the Revolving Facility we are currently seeking. In that event, the senior secured leverage ratio would return to 3.75 to 1.00.

As consideration for the Waiver, Huntsman International agreed to increase the interest paid on borrowings under the Revolving Facility by 225 basis points from LIBOR plus 1.75% to LIBOR plus 4.00% and to increase the applicable unused fee by 25 basis points from 0.50% to 0.75%. In addition, during the waiver period, Huntsman International agreed not to:

- request a borrowing under the Revolving Facility during the next succeeding fiscal quarter if compliance with the senior secured leverage ratio, as agreed to in the Waiver, is not met in any fiscal quarter;

- repay or make any payment of principal or interest under the Intercompany Note if there are outstanding borrowings under the Revolving Facility or to reduce the principal amount outstanding under the Intercompany Note to less than $525 million; and

- make any restricted payments in an aggregate amount greater than the sum of $100 million plus Available Equity Proceeds (as defined in the Credit Agreement) received by Huntsman International.

At the present time, borrowings under the Revolving Facility, Term Loan B and Term Loan C bear interest at LIBOR plus 4%, LIBOR plus 1.75% and LIBOR plus 2.25%, respectively. However, the applicable interest rate of Term Loan B is subject to a reduction to LIBOR plus 1.5% upon achieving certain secured leverage ratio thresholds.

As of December 31, 2009, the weighted average interest rate on the Senior Credit Facilities was approximately 2.1%. Our obligations under the Senior Credit Facilities are guaranteed by our Guarantor subsidiaries, which consist of substantially all of our domestic subsidiaries and certain of our

13. DEBT (Continued)

foreign subsidiaries, and are secured by a first priority lien on substantially all of our domestic property, plant and equipment, the stock of all of or our material domestic subsidiaries and certain foreign subsidiaries and pledges of intercompany notes between various of our subsidiaries.

Secured Notes

On July 23, 2009, we redeemed in full all of our $296 million 11.625% senior secured notes due October 2010. The total redemption payment, excluding accrued interest, was $305 million, which included principal of $296 million and a call premium of approximately $9 million. In connection with this redemption, we recognized a loss on early extinguishment of debt of $11 million.

Senior Notes

On August 3, 2009, we redeemed in full all of our $198 million 11.5% senior notes due July 2012. The total redemption payment, excluding accrued interest, was $204 million, which included principal of $198 million and a call premium of $6 million. In connection with this redemption, we recognized a loss on early extinguishment of debt of $10 million.

2016 Senior Notes

Pursuant to the Texas Bank Litigation Settlement Agreement, we entered into the Note Purchase Agreement with the Banks, pursuant to which the Banks purchased $600 million aggregate principal amount of the 2016 Senior Notes.

The 2016 Senior Notes are senior unsecured obligations and are guaranteed by certain subsidiaries named as Guarantors.

As of December 31, 2009, we had outstanding $600 million ($434 million carry value) of the 2016 Senior Notes with an effective interest rate at issuance of 11.73%. In June 2009, these liabilities were measured at fair value upon initial recognition. We used primarily the income approach to determine the fair value of these instruments. Fair value represents the present value of estimated future cash flows calculated using interest rates that were available to us for issuance of debt with similar terms, adjusted for differences in remaining maturity using relevant debt yield curves.

The 2016 Senior Notes bear interest at the rate of 5.5% per year payable semi-annually in June and in December of each year. The 2016 Senior Notes will mature on June 30, 2016. We may redeem the 2016 Senior Notes in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption. The 2016 Senior Notes are governed by an indenture imposing certain limitations on Huntsman International's ability to, among other things, incur additional indebtedness; pay dividends or make certain other restricted payments; enter into certain transactions with affiliates; create dividend or other payment restrictions affecting restricted subsidiaries; merge or consolidate with any other person; sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their assets; or adopt a plan of liquidation.

Upon the occurrence of certain change of control events, holders of the 2016 Senior Notes will have the right to require that we purchase all or a portion (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder's 2016 Senior Notes in cash pursuant to the offer described by

13. DEBT (Continued)

us, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Subordinated Notes

As of December 31, 2009, we had outstanding $175 million of 7.375% senior subordinated notes due 2015 and €135 million (approximately $194 million) of 7.5% senior subordinated notes due 2015. The 2015 Subordinated Notes are redeemable on or after January 1, 2010 at 103.688% and 103.750%, respectively, of the principal amount plus accrued interest, declining ratably to par on and after January 1, 2013.

As of December 31, 2009, we had outstanding €400 million (approximately $574 million) of 6.875% senior subordinated notes due 2013 and $347 million aggregate principal amount ($351 million book value) of our 7.875% senior subordinated notes due 2014. The 2013 Subordinated Notes are currently redeemable at 105.156% of the principal amount plus accrued interest, declining ratably to par on or after November 15, 2012. The 2014 Subordinated Notes are redeemable on or after November 15, 2010 at 103.938% of the principal amount plus accrued interest, declining ratably to par on or after November 15, 2012.

Interest on the 2015 Subordinated Notes is payable semiannually in January and July of each year. Interest on the 2013 Subordinated Notes and the 2014 Subordinated Notes is payable semiannually in November and May of each year. All of our subordinated notes are unsecured. The indentures governing our subordinated notes contain covenants relating to, among other things, the incurrence of debt and limitations on distributions, certain restricted payments, asset sales and affiliate transactions. Our subordinated notes are guaranteed by the Guarantors. The indentures also contain provisions requiring us to offer to repurchase the notes upon a change of control.

Convertible Notes

As of December 31, 2009, we had outstanding $250 million of Convertible Notes ($236 million carrying value). On January 11, 2010, we repurchased the entire $250 million principal amount of the Convertible Notes from Apollo and its affiliates for approximately $382 million. The Convertible Notes were issued to Apollo in December 2008 as part of the Apollo Settlement Agreement. The Convertible Notes, which would have matured on December 23, 2018, bore interest at the rate of 7% per year and were convertible into approximately 31.8 million shares of our common stock at any time by the holders. As a result of the repurchase of the Convertible Notes, we will record a loss on early extinguishment of debt in the first quarter of 2010 in the amount of approximately $146 million. The carrying value of $236 million relating to the Convertible Notes was classified as current as of December 31, 2009.

Other Debt

We maintain a $25 million European overdraft facility that is a demand facility used for the working capital needs of our European subsidiaries. As of December 31, 2009 and 2008, we had nil and $16 million U.S. dollar equivalents, respectively, in borrowings outstanding under the European overdraft facility. We also maintain other foreign overdraft facilities used for working capital needs.

13. DEBT (Continued)

HPS obtained secured loans for the construction of its MDI production facility. This debt consists of various committed loans. As of December 31, 2009, HPS had $20 million outstanding in U.S. dollar borrowings and 606 million in RMB borrowings (approximately $89 million) under these facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2009, the interest rate was approximately 1% for U.S. dollar borrowings, 5.3% for RMB term loan borrowings and 4.9% for RMB working capital loans. The term loans are secured by substantially all the assets of HPS and will be repaid in 16 semiannual installments (which began on June 30, 2007). We have guaranteed 70% of any amount due and unpaid by HPS under the loans described above (except for the VAT facility, which is not guaranteed). Our guarantees remain in effect until HPS has met certain conditions. The conditions outstanding include completion of the building and equipment mortgage registrations, which are progressing as planned, and maintaining a debt service coverage ratio of at least 1.5:1 at the time such registrations are completed. Our Chinese MDI joint ventures are unrestricted subsidiaries under the Senior Credit Facilities and under the indentures governing our outstanding notes.

As of December 31, 2009, HPS has a loan facility for the purpose of discounting commercial drafts with recourse. The facility has a stated capacity for discounting up to CNY700 million (approximately $103 million) and drafts are discounted using a discount rate of the three-month SHIBOR plus 2.2%. As of December 31, 2009 the all-in discount rate was 4.0%. As of December 31, 2009, HPS has discounted with recourse CNY363 million (approximately $53 million) of commercial drafts, all of which is included in current portion of long-term debt. While the facility has a maturity of July 2010, the lender has the right to accept or reject drafts presented for discounting.

Our Australian subsidiaries maintain credit facilities that had an aggregate outstanding balance of A$38 million (approximately $34 million) as of December 31, 2009, all of which is included in the current portion of long term debt. These facilities are nonrecourse to us and bear interest at the Australian index rate plus a margin of 2.4%. As of December 31, 2009, the interest rate for these facilities was 6.5%. The Australian credit facilities mature in May 2010.

We finance certain insurance premiums and, as of December 31, 2009 and 2008, we had outstanding notes payable in the amount of $18 million and $23 million, respectively. Insurance premium financings are generally secured by the unearned premiums under such policies.

In connection with the Baroda acquisition, a portion of the purchase price was funded through local financing and from liquidity available from our subsidiaries located in India. See "Note 3. Business Combinations." As of December 31, 2009, our Indian entities had combined debt outstanding of approximately $20 million (U.S. dollar equivalents). This debt is comprised of various facilities including approximately $9 million (U.S. dollar equivalents) in working capital facilities that are callable on demand and a five year term loan facility of approximately $11 million (U.S. dollar equivalents). See "Note 3. Business Combinations."

13. DEBT (Continued)

On June 30, 2008, our subsidiary, Huntsman (UK) Limited, entered into a $125 million short term committed revolving credit facility maturing on June 28, 2009. In connection with an amendment to our Prior A/R Program on November 13, 2008, we terminated this short term revolving credit facility, of which nothing was drawn. See "Note 15. Securitization of Accounts Receivable."

COMPLIANCE WITH COVENANTS

Our management believes that we are in compliance with the covenants contained in the agreements governing our debt instruments, including our Senior Credit Facilities, our A/R Programs and the indentures governing our notes.

We have only one financial covenant under our Senior Credit Facilities—the Leverage Covenant, which applies to our $650 million Revolving Facility. The Leverage Covenant is applicable only if borrowings, letters of credit or guarantees are outstanding under the Revolving Facility (cash collateralized letters of credit or guarantees are not deemed outstanding). On April 16, 2009, Huntsman International entered into the Waiver with respect to the Leverage Covenant. The Leverage Covenant, as amended pursuant to the Waiver, requires that the Secured Leverage Ratio does not exceed 5.00 to 1.00.

If in the future we are not able to meet the Secured Leverage Ratio, unless we obtain an amendment or waiver (as to which we can provide no assurance), then, for so long as we did not meet the Secured Leverage Ratio, we would not have access to the liquidity otherwise available under our Revolving Facility. If we fail to meet the Secured Leverage Ratio at a time when we had loans or letters of credit outstanding under the Revolving Facility, we would be in default under our Senior Credit Facilities, and, unless we obtain a waiver or forbearance with respect to such default (as to which we can provide no assurance), we could be required to pay off the balance of our Senior Credit Facilities in full and would not have further access to such facilities.

Our A/R Programs consist of two facilities: A $250 million U.S. accounts receivable securitization program and a €225 (approximately $323 million) European accounts receivable securitization program. The agreements governing our U.S. A/R Program and the agreements governing our EU A/R Program also contain certain financial covenants. Any material failure to meet the applicable A/R Programs covenants in the future could lead to an event of default under the A/R Programs, which could require us to cease our use of such facilities. Under these circumstances, unless any default was remedied or waived, we would likely lose the ability to obtain financing with respect to our trade receivables. A material default under the A/R Programs would also constitute an event of default under Huntsman International's Senior Credit Facilities, which could require us to pay off the balance of the Senior Credit Facilities in full and could result in the loss of our Senior Credit Facilities.

13. DEBT (Continued)

MATURITIES

The scheduled maturities of our debt (excluding debt to affiliates) by year as of December 31, 2009 are as follows (dollars in millions):

Year ending December 31:	
2010	$ 431
2011	58
2012	44
2013	615
2014	1,835
Thereafter	1,229
	$4,212

As of December 31, 2009, we had lease obligations accounted for as capital leases totaling $2 million which are included in debt. These capital lease obligations mature in 2010.

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures. We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive income (loss).

INTEREST RATE RISKS

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

From time to time, we may purchase interest rate swaps and/or interest rate collars to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle us to receive from the counterparties (major banks) the amounts, if any, by which our interest payments on certain of our floating-rate borrowings exceed a certain rate, and require us to pay to the counterparties (major banks) the amount, if any, by which our interest payments on certain of our floating-rate borrowings are less than a certain rate.

On December 9, 2009, we entered into a five-year year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of this contract is $50 million and was designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap were recorded in accumulated other comprehensive (loss) income. We will pay a fixed 2.6% on the hedge and receive the one-month LIBOR rate. As of December 31, 2009, the fair value of the hedge was $1 million and is recorded in other noncurrent assets.

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

In addition, on January 14, 2010 we entered into five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of this contract is $50 million and was designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap were recorded in accumulated other comprehensive (loss) income. We will pay a fixed 2.8% on the hedge and receive the one-month LIBOR rate.

Interest rate contracts were recorded as a component of other noncurrent assets and liabilities as of December 31, 2009. The effective portion of the changes in the fair value of the swap were recorded in accumulated other comprehensive (loss) income. As of December 31, 2009, the fair value was not considered significant. As of December 31, 2009 and 2008, we had contracts with an aggregate notional amount of $61 million and $13 million, respectively.

For the years ended December 31, 2009 and 2008, the changes in accumulated other comprehensive (loss) income associated with cash flow hedging activities were not considered significant.

During 2010, interest expense of nil is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. We are exposed to credit losses in the event of nonperformance by a counterparty to the derivative financial instruments. We anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. Market risk arises from changes in interest rates.

FOREIGN EXCHANGE RATE RISK

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of one year or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of December 31, 2009, we had approximately $100 million notional amount (in U.S. dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month.

On January 15, 2008, we entered into a series of forward foreign currency contracts in our Pigments segment to partially hedge the impact, for up to one year, of movements in foreign currency rates associated with the purchases of raw materials and sales of pigment in non-functional currencies. During the first quarter of 2009, any remaining contracts matured and the realized gains (losses) recorded in the consolidated statements of operations were not considered significant. As of December 31, 2008, these contracts had a notional amount of approximately $9 million and were designated as cash flow hedges. As of December 31, 2008, the fair value of these contracts was not considered significant. For the year ended December 31, 2008, the effective portion of the changes in the fair value was not significant with ineffectiveness of $1 million recorded as a decrease in sales, $1 million recorded as a reduction in cost of sales and a foreign currency loss of $1 million.

On October 24, 2008, we unwound a cross currency interest rate swap pursuant to which we had swapped $153 million of LIBOR floating rate debt payments for €116 million of EURIBOR floating

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

rate debt payments. This swap was not designated as a hedge for financial reporting purposes. For the years ended December 31, 2008 and 2007, we recorded a foreign currency gain (loss) on this swap of $21 million and ($17) million, respectively, in the consolidated statements of operations.

On October 24, 2008, we unwound a cross currency interest rate swap pursuant to which we had swapped $96 million of LIBOR floating rate debt payments for €71 million of EURIBOR floating rate debt payments. This swap was designated as a hedge of a net investment for financial reporting purposes. We received a cash benefit from the unwind of $3 million in the fourth quarter of 2008. For the years ended December 31, 2008 and 2007, the effective portion of the changes in the fair value of $14 million and ($8) million, respectively, was recorded as income (loss) in other comprehensive (loss) income, with ineffectiveness of $2 million and nil, respectively, recorded in interest expense in our consolidated statements of operations.

On July 12, 2007, we unwound a cross currency interest rate swap pursuant to which we had swapped $31 million of 11.0% fixed rate debt for €25 million of 9.4% fixed rate debt. The swap was not designated as a hedge for financial reporting purposes. We recorded an unrealized foreign currency loss on this swap of $2 million in our consolidated statements of operations for the year ended December 31, 2007.

A significant portion of our debt is denominated in euros. We also finance certain of our non-U.S. subsidiaries with intercompany loans that are, in many cases, denominated in currencies other than the entities' functional currency. We manage the net foreign currency exposure created by this debt through various means, including cross-currency swaps, the designation of certain intercompany loans as permanent loans because they are not expected to be repaid in the foreseeable future ("permanent loans") and the designation of certain debt and swaps as net investment hedges.

Foreign currency transaction gains and losses on intercompany loans that are not designated as permanent loans are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are designated as permanent loans are recorded in other comprehensive income. From time to time, we review such designation of intercompany loans.

We review our non-U.S. dollar denominated debt to determine the appropriate amounts designated as hedges. As of December 31, 2009, we have designated approximately €325 million (approximately $466 million) of euro-denominated debt as a hedge of our net investment. For the years ended December 31, 2009, 2008 and 2007, the amount of (loss) gain recognized on the hedge of our net investment was $(5) million, $31 million and $(60) million, respectively, and was recorded in other comprehensive income (loss). As of December 31, 2009, we had approximately €957 million (approximately $1,373 million) in net euro assets.

COMMODITY PRICES RISK

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for many of our finished products are at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. Consequently, we do not generally hedge our commodity exposures.

15. SECURITIZATION OF ACCOUNTS RECEIVABLE

On October 16, 2009, we entered into a Termination and Release Agreement, pursuant to which we terminated our Prior A/R Program and replaced it with a new U.S. A/R Program and a new EU

15. SECURITIZATION OF ACCOUNTS RECEIVABLE (Continued)

A/R Program. At that time, the receivables trust repaid the entire balance of commercial paper outstanding under our Prior A/R Program using proceeds received from the new programs. Under our A/R Programs, we grant an undivided interest in certain of our trade receivables to bankruptcy-remote special purpose entities. This undivided interest serves as security for the issuance of commercial paper. The A/R Programs provide for financing through a commercial paper conduit program (in both U.S. dollars and euros).

Upon adoption of new accounting guidance in 2010, sales of accounts receivable under our new A/R Programs will no longer meet the criteria for derecognition. Accordingly, the amounts outstanding under our new A/R Programs will be accounted for as secured borrowings beginning in January 2010. See "Note 2. Summary of Significant Accounting Policies."

U.S. ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

On October 16, 2009, Huntsman International entered into the U.S. A/R Program, a new accounts receivable securitization program using Huntsman Receivable Financing II LLC, a bankruptcy-remote special purpose entity (the "U.S. SPE"). The maximum funding availability under the U.S. A/R Program is $250 million, which is divided between two facilities: a $125 million three-year facility and a $125 million two-year facility. The amount of actual availability under the U.S. A/R Program is subject to change based on the level of eligible receivables sold. Availability is further subject to changes in the credit ratings of Huntsman International's customers, customer concentration levels, and certain characteristics of the accounts receivable being transferred. The yield on the three-year facility is based on the LIBOR rate (as defined in the applicable agreement) plus a margin rate of 3.75% per annum and, in the case of the two-year facility, if funded by commercial paper, the CP Rate (as defined in the applicable agreement) plus a margin rate of 3.50% per annum. In addition, the U.S. SPE is obligated to pay commitment fees to the lenders based on the amount of each lender's commitment.

The U.S. A/R Program contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for acceleration of amounts owed under the U.S. A/R Program upon the occurrence of certain specified events, including, but not limited to, failure by the U.S. SPE to pay interest and other amounts due, defaults on certain indebtedness, certain judgments, change in control, certain events negatively affecting the overall credit quality of transferred accounts receivable, bankruptcy and insolvency events, and failure of our Company to maintain a minimum liquidity level of $400 million (the "Liquidity Requirement"). We guarantee certain obligations of Huntsman International in its capacity as contributor and servicer guarantor under the U.S. A/R Program.

Receivables transferred under the U.S. A/R Program qualified as sales through December 31, 2009.

EUROPEAN ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

Also on October 16, 2009, Huntsman International entered into the EU A/R Program, a second new accounts receivable securitization program using Huntsman Receivables Financial LLC, a bankruptcy-remote special purpose entity (the "EU SPE"). The maximum funding availability under the EU A/R Program is €225 million (approximately $323 million). The amount of actual availability under the EU A/R Program is subject to change based on the level of eligible receivables sold. Availability is further subject to changes in the credit ratings of the originators' customers and country, customer concentration levels, and certain characteristics of the accounts receivable being transferred. The yield

15. SECURITIZATION OF ACCOUNTS RECEIVABLE (Continued)

is based on GBP LIBOR, USD LIBOR or EURIBOR (each as defined in the applicable agreement) plus a margin rate of 3.75% per annum if funded by commercial paper. In addition, the EU SPE is obligated to pay a commitment fee to the lender based on the amount of the lender's commitment.

The EU A/R Program contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for acceleration of amounts owed under the EU A/R Program upon the occurrence of certain specified events, including, but not limited to, failure by the EU SPE to pay interest and other amounts due, defaults on certain indebtedness, certain judgments, change in control, certain events negatively affecting the overall credit quality of transferred accounts receivable and bankruptcy and insolvency events and a cross acceleration provision tied to the Liquidity Requirement.

Receivables transferred under the EU A/R Program qualified as sales through December 31, 2009.

As of December 31, 2009, the A/R Programs had $254 million in U.S. dollar equivalents in commercial paper outstanding (consisting of $55 million and approximately €139 million (approximately $199 million)).

As of December 31, 2008, our prior Receivables Trust had $446 million in U.S. dollar equivalents in commercial paper outstanding (consisting of $175 million and approximately €191 million (approximately $271 million)) and held $25 million of cash collateral that was used subsequent to year-end to redeem outstanding commercial paper.

As of December 31, 2009 and 2008, the fair value of our retained interest in receivables (including servicing assets) subject to the program was approximately $262 million and $147 million, respectively. Our retained interest is reported in accounts and notes receivable in the consolidated balance sheets. The value of the retained interest is subject to credit and interest rate risk. For the years ended December 31, 2009, 2008 and 2007, new sales of accounts receivable under the program totaled approximately $4,285 million, $5,187 million and $5,466 million, respectively, and cash collections from receivables under the program that were reinvested totaled approximately $4,344 million, $5,117 million and $5,580 million, respectively. Servicing fees received during the years ended December 31, 2009, 2008 and 2007 were approximately $5 million, $7 million and $7 million, respectively.

We incur losses on the A/R Programs for the discount on receivables under the program and fees and expenses associated with the program. For the years ended December 31, 2009, 2008 and 2007, losses on our Prior A/R Program and A/R Programs were $23 million, $27 million and $21 million, respectively.

The key economic assumptions used in valuing the residual interest are presented below:

US Accounts Receivable Securitization Program	December 31, 2009
Weighted average life (in days)	30 - 37
Credit losses (annual rate)	Less than 1%
Discount rate (weighted average life)	Less than 1%

European Accounts Receivable Securitization Program	December 31, 2009
Weighted average life (in days)	48 - 54
Credit losses (annual rate)	Less than 1%
Discount rate (weighted average life)	Less than 1%

15. SECURITIZATION OF ACCOUNTS RECEIVABLE (Continued)

Accounts Receivable Securitization (2008)	December 31, 2008
Weighted average life (in days)	38 - 46
Credit losses (annual rate)	Less than 1%
Discount rate (weighted average life)	Less than 1%

A 10% and 20% adverse change in any of the key economic assumptions would not have a material impact on the fair value of the retained interest. Total receivables over 60 days past due as of December 31, 2009 and 2008 were $17 million and $21 million, respectively.

16. FAIR VALUE

The fair values of our financial instruments were as follows (dollars in millions):

	December 31,			
	2009		2008	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Non-qualifed employee benefit plan investments	$ 10	$ 10	$ 10	$ 10
Long-term debt (including current portion)	4,212	4,390	3,882	2,537

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of non-qualified employee benefit plan investments is estimated using prevailing market prices. The estimated fair values of our long-term debt other than the Convertible Notes are based on quoted market prices for the identical liability when traded as an asset in an active market. The estimated fair value of our Convertible Notes is based on the present value of estimated future cash flows, calculated using management's best estimates of key assumptions including relevant interest rates, expected share volatility, dividend yields and the probabilities associated with certain features of the Convertible Notes.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2009 and 2008. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2009, and current estimates of fair value may differ significantly from the amounts presented herein.

16. FAIR VALUE (Continued)

The following assets are measured at fair value on a recurring basis (dollars in millions):

Description	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		Fair Value Amounts Using		
Assets:				
Available-for-sale securities(1)	$ 10	$10	$—	$ —
Retained interest in securitized receivables(2)	262	—	—	262
Derivatives(3)	1	—	1	—
Total assets	$273	$10	$ 1	$262

(1) Using the market approach, the fair value of these securities represents the quoted market price multiplied by the quantity held.

(2) The income approach is used to value these assets. Fair value is based on the present value of expected cash flows, calculated using management's best estimates of key assumptions including credit losses and discount rates commensurate with the risks involved.

(3) We use the income approach to calculate the fair value of these instruments. Fair value represents the present value of estimated future cash flows calculated using relevant interest rates, exchange rates and yield curves at stated intervals.

During the year ended December 31, 2009, no changes were made to the valuation techniques used to measure fair value.

The following table shows a reconciliation of beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (dollars in millions):

Fair Value Measurements Using Level 3	Year ended December 31, 2009
Balance at beginning of period	$147
Total net losses (realized/unrealized) included in earnings	(13)
Purchases, issuances and settlements	128
Balance at end of period	$262
The amount of total gains for the period included in earnings attributable to the changes in unrealized gains or (losses) relating to assets still held at December 31, 2009	$ 2

Gains and (losses) (realized and unrealized) included in earnings (or changes in net assets) for the year ended December 31, 2009 are reported in loss on accounts receivable securitization program and other income (expense) as follows (dollars in millions):

	Loss on accounts receivable securitization program	Other income
Total net (losses) gains included in earnings (or changes in net assets)	$(20)	$7
Changes in unrealized (losses) gains relating to assets still held at December 31, 2009	$ (5)	$7

17. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT AND OTHER POSTRETIREMENT BENEFIT PLANS

Our employees participate in a trusteed, non-contributory defined benefit pension plan (the "Plan") that covers substantially all of our full-time U.S. employees. Effective July 1, 2004, the Plan formula for employees not covered by a collective bargaining agreement was converted to a cash balance design. For represented employees, participation in the cash balance design is subject to the terms of negotiated contracts. For participating employees, benefits accrued under the prior formula were converted to opening cash balance accounts. The new cash balance benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants in the plan on July 1, 2004 may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The conversion to the cash balance plan did not have a significant impact on the accrued benefit liability, the funded status or ongoing pension expense.

We sponsor defined benefit plans in a number of countries outside of the U.S. The availability of these plans, and their specific design provisions, are consistent with local competitive practices and regulations.

We also sponsor two unfunded postretirement benefit plans other than pensions, which provide medical and life insurance benefits.

Our postretirement benefit plans provide a fully insured Medicare Part D plan including prescription drug benefits affected by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). We cannot determine whether the medical benefits provided by our postretirement benefit plans are actuarially equivalent to those provided by the Act. We do not collect a subsidy and our net periodic postretirement benefits cost, and related benefit obligation, do not reflect an amount associated with the subsidy.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* (currently included in ASC 715-20-65-1). SFAS No. 158 requires us to recognize the overfunded or underfunded status of our defined benefit postretirement plan(s) (other than multiemployer plans) as an asset or liability in our statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. We adopted certain provisions of SFAS No. 158 on January 1, 2008. Beginning with our fiscal year ended December 31, 2008, SFAS No. 158 requires that the assumptions used to measure our benefit obligations and annual expenses be determined as of the balance sheet date and all plan assets be reported as of that date. We used the second approach as described in paragraph 19 of SFAS No. 158 to transition our measurement date from November 30 to December 31. Under this approach, we recorded a charge to beginning retained earnings, net of tax, of $3 million, as of January 1, 2008.

17. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31, 2009 and 2008 (dollars in millions):

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2009		2008		2009		2008	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in benefit obligation:								
Benefit obligation at beginning of year . .	$ 654	$2,009	$ 660	$2,257	$ 146	$ 3	$ 144	$ 5
Elimination of early measurement date . .	—	—	1	8	—	—	—	—
Service cost	20	43	24	50	3	3	3	—
Interest cost	41	102	40	113	8	—	8	—
Participant contributions	—	13	—	12	4	—	3	—
Plan amendments	—	1	—	1	(3)	—	—	—
Foreign currency exchange rate changes .	—	86	—	(257)	—	1	—	(1)
Settlements/transfers	—	(5)	—	(35)	—	—	—	—
Other	—	—	—	(2)	—	—	—	—
Curtailments	—	(12)	—	—	—	—	—	—
Special termination benefits	—	2	—	1	—	—	—	—
Actuarial loss (gain)	35	1	(16)	(47)	(14)	2	5	—
Benefits paid	(45)	(88)	(55)	(92)	(17)	(1)	(17)	(1)
Benefit obligation at end of year	$ 705	$2,152	$ 654	$2,009	$ 127	$ 8	$ 146	$ 3
Change in plan assets:								
Fair value of plan assets at beginning of year	$ 348	$1,592	$ 519	$2,230	$ —	$—	$ —	$—
Elimination of early measurement date . .	—	—	7	42	—	—	—	—
Actual return on plan assets	83	230	(159)	(415)	—	—	—	—
Foreign currency exchange rate changes .	—	75	—	(210)	—	—	—	—
Participant contributions	—	14	—	12	4	—	3	—
Other	—	(1)	—	(1)	—	—	—	—
Administrative expenses	—	—	—	(1)	—	—	—	—
Company contributions	75	63	36	62	13	1	14	1
Settlements/transfers	—	(5)	—	(35)	—	—	—	—
Benefits paid	(45)	(88)	(55)	(92)	(17)	(1)	(17)	(1)
Fair value of plan assets at end of year . . .	$ 461	$1,880	$ 348	$1,592	$ —	$—	$ —	$—
Funded status:								
Fair value of plan assets	$ 461	$1,880	$ 348	$1,592	$ —	$—	$ —	$—
Benefit obligation	705	2,152	654	2,009	127	8	146	3
Accrued benefit cost	$(244)	$ (272)	$(306)	$ (417)	$(127)	$(8)	$(146)	$(3)
Amounts recognized in balance sheet:								
Noncurrent asset	$ —	$ 31	$ —	$ 2	$ —	$—	$ —	$—
Current liability	(6)	(7)	(5)	(7)	(12)	(1)	(13)	—
Noncurrent liability	(238)	(296)	(301)	(412)	(115)	(7)	(133)	(3)
	$(244)	$ (272)	$(306)	$ (417)	$(127)	$(8)	$(146)	$(3)

17. EMPLOYEE BENEFIT PLANS (Continued)

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2009		2008		2009		2008	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in accumulated other comprehensive loss:								
Net actuarial loss	$276	$429	$292	$592	$ 22	$ 1	$ 37	$ 1
Prior service cost	(31)	—	(36)	(2)	(16)	—	(15)	—
Transition obligation	1	—	1	1	—	—	—	—
Total	$246	$429	$257	$591	$ 6	$ 1	$ 22	$ 1

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (dollars in millions):

	Defined Benefit Plans		Other Postretirement Benefit Plans	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Actuarial loss	$11	$15	$ 1	$—
Prior service cost	(5)	(1)	(3)	—
Total	$ 6	$14	$(2)	$—

Components of net periodic benefit costs for the years ended December 31, 2009, 2008 and 2007 were as follows (dollars in millions):

	Defined Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2009	2008	2007	2009	2008	2007
Service cost	$ 20	$ 24	$ 30	$ 43	$ 50	$ 50
Interest cost	41	40	40	102	113	113
Expected return on plan assets	(41)	(42)	(40)	(104)	(148)	(158)
Amortization of transition obligation	—	1	1	1	—	1
Amortization of prior service cost	(5)	(5)	(6)	(1)	(1)	(1)
Amortization of actuarial loss (gain)	7	5	7	27	(1)	7
Curtailment gain	—	—	(14)	—	—	—
Settlement loss (gain)	2	—	—	—	1	(5)
Special termination benefits	—	—	—	2	1	—
Net periodic benefit cost	24	23	18	70	15	7
Less discontinued operations	—	—	11	—	—	11
Net periodic benefit cost from continuing operations	$ 24	$ 23	$ 29	$ 70	$ 15	$ 18

17. EMPLOYEE BENEFIT PLANS (Continued)

	Other Postretirement Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2009	2008	2007	2009	2008	2007
Service cost	$ 3	$ 3	$ 4	$ 3	$—	$—
Interest cost	8	8	9	—	—	—
Amortization of prior service cost	(4)	(2)	(2)	—	—	—
Amortization of actuarial loss	1	2	2	—	—	—
Curtailment gain	—	—	(4)	—	—	—
Net periodic benefit cost	8	11	9	3	—	—
Less discontinued operations	—	—	1	—	—	—
Net periodic benefit cost from continuing operations	$ 8	$11	$10	$ 3	$—	$—

The amounts recognized in net periodic benefit cost and other comprehensive income (loss) as of December 31, 2009 and 2008 were as follows (dollars in millions):

	Defined Benefit Plans			
	U.S. plans		Non-U.S. plans	
	2009	2008	2009	2008
Current year actuarial (gain) loss	$ (7)	$185	$(124)	$517
Amortization of actuarial (gain) loss	(7)	(5)	(27)	1
Current year prior service cost	—	—	1	1
Amortization of prior service cost	5	5	1	1
Amortization of transition asset	—	(1)	(1)	(1)
Curtailment effects	—	—	(12)	—
Settlements	(2)	—	—	(1)
Total (income) loss recognized in other comprehensive income (loss)	(11)	184	(162)	518
Net periodic benefit cost	24	23	70	15
Total loss (income) recognized in net periodic benefit cost and other comprehensive income (loss)	$ 13	$207	$ (92)	$533

17. EMPLOYEE BENEFIT PLANS (Continued)

| | Other Postretirement Benefit Plans | | | |
| | U.S. plans | | Non-U.S. plans | |
	2009	2008	2009	2008
Current year actuarial (gain) loss	$(14)	$ 7	$—	$—
Amortization of actuarial (gain)	(1)	(2)	—	—
Current year prior service cost	(5)	—	—	—
Amortization of prior service cost	4	2	—	—
Total (income) loss recognized in other comprehensive income (loss)	(16)	7	—	—
Net periodic benefit cost	8	11	3	—
Total (income) loss recognized in net periodic benefit cost and other comprehensive income (loss)	$ (8)	$18	$ 3	$—

The following weighted-average assumptions were used to determine the projected benefit obligation at the measurement date and the net periodic pension cost for the year:

| | Defined Benefit Plans | | | | | |
| | U.S. plans | | | Non U.S. plans | | |
	2009	2008	2007	2009	2008	2007
Projected benefit obligation:						
Discount rate	5.90%	6.47%	6.21%	4.94%	5.04%	5.09%
Rate of compensation increase	3.88%	3.77%	3.89%	3.23%	3.21%	3.24%
Net periodic pension cost:						
Discount rate	6.47%	6.21%	5.67%	5.04%	5.09%	4.39%
Rate of compensation increase	3.77%	3.89%	3.89%	3.21%	3.24%	3.22%
Expected return on plan assets	8.25%	8.25%	8.25%	6.62%	6.89%	6.75%

| | Other Postretirement Benefit Plans | | | | | |
| | U.S. plans | | | Non U.S. plans | | |
	2009	2008	2007	2009	2008	2007
Projected benefit obligation:						
Discount rate	5.59%	6.39%	6.05%	7.47%	7.60%	5.25%
Net periodic pension cost:						
Discount rate	6.39%	6.05%	5.63%	7.60%	5.25%	5.00%

In both 2009 and 2008, the health care trend rate used to measure the expected increase in the cost of benefits was assumed to be 8.5% decreasing to 5% after 2016. Assumed health care cost trend rates can have a significant effect on the amounts reported for the postretirement benefit plans. A one-percent-point change in assumed health care cost trend rates would have the following effects (dollars in millions):

Asset category	Increase	Decrease
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	2	(2)

17. EMPLOYEE BENEFIT PLANS (Continued)

The projected benefit obligation and fair value of plan assets for the defined benefit plans with projected benefit obligations in excess of plan assets as of December 31, 2009 and 2008 were as follows (dollars in millions):

	U.S. plans		Non U.S. plans	
	2009	2008	2009	2008
Projected benefit obligation in excess of plan assets				
Projected benefit obligation	$705	$654	$1,669	$2,005
Fair value of plan assets	461	348	1,366	1,587

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2009 and 2008 were as follows (dollars in millions):

	U.S. plans		Non U.S. plans	
	2009	2008	2009	2008
Accumulated benefit obligation in excess of plan assets				
Projected benefit obligation	$705	$654	$685	$1,337
Accumulated benefit obligation	674	628	599	1,233
Fair value of plan assets	461	348	460	957

Expected future contributions and benefit payments are as follows (dollars in millions):

	U.S. Plans		Non-U.S. Plans	
	Defined Benefit Plans	Other Postretirement Benefit Plans	Defined Benefit Plans	Other Postretirement Benefit Plans
2010 expected employer contributions:				
To plan trusts	$ 34	$11	$ 78	$1
Expected benefit payments:				
2010	41	11	93	1
2011	42	12	93	1
2012	45	11	100	1
2013	46	11	97	1
2014	49	11	100	1
2015 - 2019	276	49	533	3

Our investment strategy with respect to pension assets is to pursue an investment plan that, over the long term, is expected to protect the funded status of the plan, enhance the real purchasing power of plan assets, and not threaten the plan's ability to meet currently committed obligations. Additionally, our investment strategy is to achieve returns on plan assets, subject to a prudent level of portfolio risk. Plan assets are invested in a broad range of investments. These investments are diversified in terms of domestic and international equities, both growth and value funds, including small, mid and large capitalization equities; short-term and long-term debt securities; real estate; and cash and cash equivalents. The investments are further diversified within each asset category. The portfolio

17. EMPLOYEE BENEFIT PLANS (Continued)

diversification provides protection against a single investment or asset category having a disproportionate impact on the aggregate performance of the plan assets.

Our pension plan assets are managed by outside investment managers. The investment managers value our plan assets using quoted market prices, other observable inputs or unobservable inputs. We have established target allocations for each asset category. Our pension plan assets are periodically rebalanced based upon our target allocations.

The fair value of plan assets for the pension plans was $2.3 billion at December 31, 2009. The following plan assets are measured at fair value on a recurring basis (dollars in millions):

| | | Fair Value Amounts Using | | |
Category	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
U.S. pension plans:				
Large cap equities	$ 126	$ 75	$ 51	$ —
Small/mid cap equities	63	21	42	—
International equities	68	42	26	—
Fixed income	144	93	51	—
Real estate/other	52	34	—	18
Cash and cash equivalents	8	8	—	—
Total U.S. pension plan assets	$ 461	$273	$ 170	$ 18
Non-U.S. pension plans:				
Equities	$ 804	$410	$ 394	$ —
Fixed income	594	20	574	—
Real estate/other	458	200	258	—
Cash and cash equivalents	24	24	—	—
Total Non-U.S. pension plan assets	$1,880	$654	$1,226	$ —

The following table reconciles the beginning and ending balances of plan assets measured at fair value using unobservable inputs (Level 3) (dollars in millions):

Fair Value Measurements of Plan Assets Using Level 3	Year ended December 31, 2009
Balance at beginning of period	$ 27
Return on pension plan assets	(9)
Purchases, sales and settlements	—
Transfers in and/or out of Level 3	—
Balance at end of period	$ 18

Based upon historical returns, the expectations of our investment committee and outside advisors, the expected long term rate of return on the pension assets is estimated to be between 6.62% and

17. EMPLOYEE BENEFIT PLANS (Continued)

8.25%. The asset allocation for our pension plans at December 31, 2009 and 2008 and the target allocation for 2010, by asset category are as follows:

Asset category	Target Allocation 2010	Allocation at December 31, 2009	Allocation at December 31, 2008
U.S. pension plans:			
Large Cap Equities	27%	27%	27%
Small/Mid Cap Equities	13%	14%	15%
International Equities	14%	15%	14%
Fixed Income	32%	31%	29%
Real Estate/Other	14%	11%	15%
Cash and cash equivalents	—	2%	—
Total U.S. pension plans	100%	100%	100%
Non-U.S. pension plans:			
Equities	43%	43%	42%
Fixed Income	44%	32%	44%
Real Estate/Other	12%	24%	12%
Cash and cash equivalents	1%	1%	2%
Total non-U.S. pension plans	100%	100%	100%

Equity securities in our pension plans did not include any equity securities of our Company or our affiliates at the end of 2009.

DEFINED CONTRIBUTION PLANS

We have a money purchase pension plan covering substantially all of our domestic employees who were hired prior to January 1, 2004. Employer contributions are made based on a percentage of employees' earnings (ranging up to 8%).

We also have a salary deferral plan covering substantially all U.S. employees. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. We contribute an amount equal to one-half of the participant's contribution, not to exceed 2% of the participant's compensation.

Along with the introduction of the cash balance formula within our defined benefit pension plan, the money purchase pension plan was closed to new hires. At the same time, the company match in the salary deferral plan was increased, for new hires, to a 100% match, not to exceed 4% of the participant's compensation, once the participant has achieved six years of service with the Company.

Our total combined expense for the above defined contribution plans for the years ended December 31, 2009, 2008 and 2007 was $12 million, $12 million and $16 million, respectively of which $4 million in 2007 related to discontinued operations.

SUPPLEMENTAL SALARY DEFERRAL PLAN AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Huntsman Supplemental Savings Plan ("SSP") is a non-qualified plan covering key management employees and allows participants to defer amounts that would otherwise be paid as

17. EMPLOYEE BENEFIT PLANS (Continued)

compensation. The participant can defer up to 75% of their salary and bonus each year. This plan also provides benefits that would be provided under the Huntsman Salary Deferral Plan if that plan were not subject to legal limits on the amount of contributions that can be allocated to an individual in a single year. The SSP was amended and restated effective as of January 1, 2005 to allow eligible executive employees to comply with Section 409A of the Internal Revenue Code of 1986 ("Section 409A").

The Huntsman Supplemental Executive Retirement Plan (the "SERP") is an unfunded non-qualified pension plan established to provide certain executive employees with benefits that could not be provided, due to legal limitations, under the Huntsman Defined Benefit Pension Plan, a qualified defined benefit pension plan, and the Huntsman Money Purchase Pension Plan, a qualified money purchase pension plan.

Assets of these plans are included in other noncurrent assets and as of December 31, 2009 and 2008 were $10 million each. During each of the years ended December 31, 2009, 2008 and 2007, we expensed a total of nil, $1 million and $1 million, respectively, as contributions to the SSP and the SERP.

STOCK-BASED INCENTIVE PLAN

In connection with the initial public offering of common and preferred stock on February 16, 2005, we adopted the Huntsman Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, nonvested stock, phantom stock, performance awards and other stock-based awards ("Awards") to our employees, directors and consultants and to employees and consultants of our subsidiaries, provided that incentive stock options may be granted solely to employees. As of December 31, 2009 we are authorized to grant up to of 32.6 million shares under the Stock Incentive Plan. See "Note 22. Stock-Based Compensation Plans."

INTERNATIONAL PLANS

International employees are covered by various post employment arrangements consistent with local practices and regulations. Such obligations are included in the consolidated financial statements in other long-term liabilities.

18. INCOME TAXES

The following is a summary of U.S. and non-U.S. provisions for current and deferred income taxes (dollars in millions):

	Year ended December 31,		
	2009	2008	2007
Income tax (expense) benefit:			
U.S.			
Current	$(115)	$ (22)	$ 1
Deferred	(159)	(190)	(16)
Non-U.S.			
Current	(18)	(36)	(53)
Deferred	(78)	58	80
Total	$(370)	$(190)	$ 12

The following schedule reconciles the differences between the U.S. federal income taxes at the U.S. statutory rate to our (provision) benefit for income taxes (dollars in millions):

	Year ended December 31,		
	2009	2008	2007
Income from continuing operations before income taxes	$ 485	$ 669	$ 31
Expected tax expense at U.S. statutory rate of 35%	(170)	(234)	(11)
Change resulting from:			
State tax (expense) benefit net of federal benefit	(7)	(7)	3
Effects of non-U.S. operations and tax rate differentials	(42)	5	(15)
Australia styrenics closure	73	—	—
Income (expenses) associated with the Terminated Merger	—	73	(73)
U.K. exchange gains and losses	—	24	1
Tax authority dispute resolutions	6	68	3
Tax benefit of losses with valuation allowances as a result of other comprehensive income	38	—	—
Change in valuation allowance	(251)	(117)	110
Other, net	(17)	(2)	(6)
Total income tax (expense) benefit	$(370)	$(190)	$ 12

On September 8, 2009, we announced the closure of our Australia styrenics operations. U.S. tax law, under our relevant facts, provides for a deduction on investments that are "worthless" for U.S. tax purposes. Therefore, during 2009, we recorded a tax benefit of $73 million related to the closure of and the cumulative U.S. investments in our Australia Styrenics business.

Included in the non-U.S. deferred tax expense is a $38 million income tax benefit for losses from continuing operations for certain jurisdictions with valuation allowances to the extent income was recorded in other comprehensive income. An offsetting income tax expense was recognized in accumulated other comprehensive income.

18. INCOME TAXES (Continued)

The components of income (loss) from continuing operations before income taxes were as follows (dollars in millions):

	Year ended December 31,		
	2009	2008	2007
U.S.	$ 901	$ 805	$33
Non-U.S.	(416)	(136)	(2)
Total	$ 485	$ 669	$31

Components of deferred income tax assets and liabilities were as follows (dollars in millions):

	December 31,	
	2009	2008
Deferred income tax assets:		
Net operating loss carryforwards	$ 779	$ 739
Pension and other employee compensation	220	278
Property, plant and equipment	107	110
Intangible assets	65	81
Foreign tax credits	56	67
Other, net	107	106
Total	$1,334	$1,381
Deferred income tax liabilities:		
Property, plant and equipment	$ (484)	$ (474)
Pension and other employee compensation	(8)	(1)
Other, net	(117)	(85)
Total	$ (609)	$ (560)
Net deferred tax asset before valuation allowance	$ 725	$ 821
Valuation allowance	(842)	(669)
Net deferred tax (liability) asset	$ (117)	$ 152
Current deferred tax asset	$ 36	$ 21
Current deferred tax liability	(2)	(36)
Non-current deferred tax asset	138	284
Non-current deferred tax liability	(289)	(117)
Net deferred tax (liability) asset	$ (117)	$ 152

We have net operating loss carryforwards ("NOLs") of $2,674 million in various non-U.S. jurisdictions. While the majority of the non-U.S. NOLs have no expiration date, $925 million have a limited life (of which $866 million are subject to a valuation allowance) and $155 million are scheduled to expire in 2010 (of which $151 million are subject to a valuation allowance). We had $98 million of NOLs expire unused in 2009 that had been previously subject to a full valuation allowance. As of December 31, 2008, we fully utilized all of our U.S. federal regular tax NOLs.

18. INCOME TAXES (Continued)

Included in the $2,674 million of non-U.S. NOLs is $1,088 million attributable to our Luxembourg entities. As of December 31, 2009, there is a valuation allowance against these net tax-effected NOLs of $311 million. Due to the uncertainty surrounding the realization of the benefits of these losses that may result from future dissolution or restructuring of the Luxembourg entities, including potential ruling requests from Luxembourg authorities, we have reduced the related deferred tax asset with a valuation allowance.

Valuation allowances are reviewed each period on a tax jurisdiction by jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets. During 2009, we established valuation allowances of $149 million on certain net deferred tax assets, principally in the U.K., primarily as a result of a cumulative history of operating losses. During the fourth quarter of 2008, we established valuation allowances of $35 million on certain net deferred tax assets, principally in Switzerland. During 2007, we released valuation allowances of $123 million on certain net deferred tax assets, primarily in the United States.

Uncertainties regarding expected future income in certain jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

The following is a summary of changes in the valuation allowance (dollars in millions):

	2009	2008	2007
Valuation allowance as of January 1	$ 669	$ 496	$572
Valuation allowance as of December 31	842	669	496
Net change	(173)	(173)	76
Foreign currency movements	14	(19)	17
(Decrease) increase to deferred tax assets with an offsetting (decrease) increase to valuation allowances	(92)	76	27
Reversal of valuation allowances on deferred tax assets related to prior acquisitions, with a corresponding credit to equity	—	—	(8)
Reversal of valuation allowances on deferred tax assets related to prior acquisitions, with a corresponding reduction to goodwill and intangible assets	—	(1)	(2)
Change in valuation allowance per rate reconciliation	$(251)	$(117)	$110
Components of change in valuation allowance affecting operating tax expense:			
Pre-tax income and pre-tax losses in jurisdictions with valuation allowances resulting in no tax expense or benefit	$(106)	$ (82)	$(10)
Releases of valuation allowances in various jurisdictions	4	—	123
Establishments of valuation allowances in various jurisdictions	(149)	(35)	(3)
Change in valuation allowance per rate reconciliation	$(251)	$(117)	$110

18. INCOME TAXES (Continued)

The following is a reconciliation of our unrecognized tax benefits (dollars in millions):

	2009	2008
Unrecognized tax benefits as of January 1	$ 64	$141
Gross increases and decreases—tax positions taken during a prior period	(5)	(77)
Gross increases and decreases—tax positions taken during the current period	23	11
Decreases related to settlement of amounts due to tax authorities	—	(2)
Reductions resulting from the lapse of statutes of limitation	(10)	(4)
Foreign currency movements	2	(5)
Unrecognized tax benefits as of December 31	$ 74	$ 64

As of December 31, 2009 and 2008, the amount of unrecognized tax benefits which, if recognized, would affect the effective tax rate was $59 million and $44 million, respectively.

In accordance with our accounting policy, we continue to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2009 and 2008, we recognized approximately $3 million of tax expense and $7 million of tax benefit, respectively, in income tax expense related to interest and $1 million each of tax expense related to penalties. We had approximately $7 million and $5 million accrued for the payment of interest and approximately $2 million and $1 million accrued for the payment of penalties as of December 31, 2009 and 2008, respectively.

We conduct business globally and, as a result, we file income tax returns in the U.S. federal, various U.S. state and various non-U.S. jurisdictions. The following table summarizes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdiction	Open Tax Years
Belgium	2007 and later
China	2002 and later
Germany	2005 and later
India	2003 and later
Italy	2005 and later
Switzerland	2005 and later
The Netherlands	2005 and later
United Kingdom	2007 and later
United States federal	2007 and later

Certain of our U.S. and non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities and the amounts ultimately agreed upon in resolution of the issues raised may differ materially from the amounts accrued.

We estimate that it is reasonably possible that certain of our unrecognized tax benefits (both U.S. and non-U.S.) could change within 12 months of the reporting date with a resulting decrease in the unrecognized tax benefits within a reasonably possible range of $12 million to $32 million. For the

18. INCOME TAXES (Continued)

12-month period from the reporting date, we would expect that a substantial portion of the decrease in our unrecognized tax benefits would result in a corresponding benefit to our income tax expense.

During 2009, we concluded and settled tax examinations in the U.S. (both Federal and various states) and various non-U.S. jurisdictions including, but not limited to, Belgium and Italy. During 2008, we concluded and settled tax examinations in the U.S. (both Federal and various states) and various non-U.S. jurisdictions including, but not limited to, Germany, Italy and the U.K.

For non-U.S. entities that were not treated as branches for U.S. tax purposes, the Company does not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested were approximately $275 million at December 31, 2009. It is not practicable to determine the unrecognized deferred tax liability on those earnings.

19. COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS

We have various purchase commitments extending through 2023 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table below are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2010. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the table below. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our 2009 pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations. During the years ended December 31, 2009, 2008 and 2007, we made minimum payments under such take or pay contracts without taking the product of $6 million, nil and nil, respectively.

Total purchase commitments as of December 31, 2009 are as follows (dollars in millions):

Year ending December 31:	
2010	$ 582
2011	240
2012	92
2013	72
2014	66
Thereafter	74
	$1,126

19. COMMITMENTS AND CONTINGENCIES (Continued)

OPERATING LEASES

We lease certain railcars, aircraft, equipment and facilities under long-term lease agreements. The total net expense recorded under operating lease agreements in the accompanying consolidated statements of operations is approximately $52 million, $48 million and $46 million for the years ended December 31, 2009, 2008 and 2007, respectively, of which $9 million in 2007 related to discontinued operations.

Future minimum lease payments under operating leases as of December 31, 2009 are as follows (dollars in millions):

Year ending December 31:	
2010	$ 46
2011	41
2012	36
2013	33
2014	30
Thereafter	63
	$249

LEGAL MATTERS

Discoloration Claims

Certain claims have been filed against us relating to discoloration of unplasticized polyvinyl chloride products allegedly caused by our titanium dioxide. Substantially all of the titanium dioxide that is the subject of these claims was manufactured prior to our acquisition of the titanium dioxide business from ICI in 1999. Net of amounts we have received from insurers and pursuant to contracts of indemnity, we have paid an aggregate of approximately $16 million in costs and settlement amounts for Discoloration Claims through December 31, 2009.

During the year ended December 31, 2009, we settled one Discoloration Claim for which we were fully indemnified. During the year ended December 31, 2008, we paid an insignificant amount in partial settlement of a claim. The one remaining Discoloration Claim unresolved as of December 31, 2009 asserted aggregate damages of approximately €1 million (approximately $1 million). An appropriate liability has been accrued for this claim. Based on our understanding of the merits of this claim and our rights under contracts of indemnity and insurance, we do not believe that the net impact on our financial condition, results of operations or liquidity will be material.

In addition, while we can give no assurance that additional Discoloration Claims will not be made in the future, we believe such claims are unlikely. If additional Discoloration Claims were to be made, we have rights under contract to indemnity, including from ICI, and therefore do not believe such claims would have a material impact on our financial condition, results of operations or liquidity. Based on this conclusion and our inability to reasonably estimate our expected costs with respect to these unasserted claims, we have made no accruals in our financial statements as of December 31, 2009 for costs associated with unasserted Discoloration Claims.

19. COMMITMENTS AND CONTINGENCIES (Continued)

Asbestos Litigation

We have been named as a "premises defendant" in a number of asbestos exposure cases, typically claims by non-employees of exposure to asbestos while at a facility. In the past, these cases typically have involved multiple plaintiffs bringing actions against multiple defendants, and the complaints have not indicated which plaintiffs were making claims against which defendants, where or how the alleged injuries occurred or what injuries each plaintiff claimed. These facts, which would be central to any estimate of probable loss, generally have been learned only through discovery.

Where a claimant's alleged exposure occurred prior to our ownership of the relevant "premises," the prior owners generally have contractually agreed to retain liability for, and to indemnify us against, asbestos exposure claims. This indemnification is not subject to any time or dollar amount limitations. Upon service of a complaint in one of these cases, we tender it to the prior owner. None of the complaints in these cases state the amount of damages being sought. The prior owner accepts responsibility for the conduct of the defense of the cases and payment of any amounts due to the claimants. In our fourteen-year experience with tendering these cases, we have not made any payment with respect to any tendered asbestos cases. We believe that the prior owners have the intention and ability to continue to honor their indemnity obligations, although we cannot assure you that they will continue to do so or that we will not be liable for these cases if they do not.

The following table presents for the periods indicated certain information about cases for which service has been received that we have tendered to the prior owner, all of which have been accepted.

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Unresolved at beginning of period	1,140	1,192	1,367
Tendered during period	18	21	21
Resolved during period(1)	20	73	196
Unresolved at end of period	1,138	1,140	1,192

(1) Although the indemnifying party informs us when tendered cases have been resolved, it generally does not inform us of the settlement amounts relating to such cases, if any. The indemnifying party has informed us that it typically manages our defense together with the defense of other entities in such cases and resolves claims involving multiple defendants simultaneously, and that it considers the allocation of settlement amounts, if any, among defendants to be confidential and proprietary. Consequently, we are not able to provide the number of cases resolved with payment by the indemnifying party or the amount of such payments.

We have never made any payments with respect to these cases. As of December 31, 2009, we had an accrued liability of $16 million relating to these cases and a corresponding receivable of $16 million relating to our indemnity protection with respect to these cases. We cannot assure you that our liability will not exceed our accruals or that our liability associated with these cases would not be material to our financial condition, results of operations or liquidity; however, we are not able to estimate the amount or range of loss in excess of our accruals. Additional asbestos exposure claims may be made against us in the future, and such claims could be material. However, because we are not able to

19. COMMITMENTS AND CONTINGENCIES (Continued)

estimate the amount or range of losses associated with such claims, we have made no accruals with respect to unasserted asbestos exposure claims as of December 31, 2009.

Certain cases in which we are a "premises defendant" are not subject to indemnification by prior owners or operators. The following table presents for the periods indicated certain information about these cases. Cases include all cases for which service has been received by us, other than a number of cases that were erroneously filed against us due to a clerical error. The cases filed in error have been dismissed.

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Unresolved at beginning of period	43	39	42
Filed during period	3	8	52
Resolved during period	7	4	55
Unresolved at end of period	39	43	39

We paid gross settlement costs for asbestos exposure cases that are not subject to indemnification of nil, nil and $3 million during the years ended December 31, 2009, 2008 and 2007, respectively. We cannot assure you that our liability will not exceed our accruals or that our liability associated with these cases would not be material to our financial condition, results of operations or liquidity; however, we are not able to estimate the amount or range of loss in excess of our accruals. Additional asbestos exposure claims may be made against us in the future, and such claims could be material. However, because we are not able to estimate the amount or range of losses associated with such claims, we have made no accruals with respect to unasserted asbestos exposure claims as of December 31, 2009.

Antitrust Matters

We have been named as a defendant in civil antitrust suits alleging that between 1999 and 2004 we conspired with Bayer, BASF, Dow, and Lyondell to fix the prices of MDI, TDI, polyether polyols, and related systems ("polyether polyol products") sold in the United States in violation of the federal Sherman Act. These cases are consolidated as the "Polyether Polyols" cases in multidistrict litigation known as In re Urethane Antitrust Litigation, MDL No. 1616, Civil No. 2:04-md-01616-JWL-DJW, pending in the United States District Court, District of Kansas. The Kansas court has ruled that plaintiffs may prosecute the Polyether Polyols cases on behalf of a class of all direct purchasers of polyether polyol products in the United States. Bayer has entered into a settlement with the plaintiffs' class and has been dismissed as a defendant. Merits discovery is underway, and trial has been set for May 2011.

We and the other Polyether Polyol defendants (excluding Bayer) have also been named as defendants in two civil antitrust suits brought by certain direct purchasers of polyether polyol products that opted out of the class certified in MDL No. 1616. These cases have been brought by 12 groups of affiliated companies, 73 plaintiffs in all, who allege that between 1994 and 2006 inclusive the Polyether Polyol defendants conspired to fix the prices of polyether polyol products sold in the U.S. and abroad in violation of the Sherman Act, similar laws of several U.S. states, and the laws of the European Union and certain of its member states. We and the other defendants moved to dismiss the opt-out complaints. The Court partially granted the motion to dismiss state law claims and the claims outside the class period. Subsequently, the plaintiffs filed amended complaints and we and the other defendants

19. COMMITMENTS AND CONTINGENCIES (Continued)

again filed motions to dismiss their claims outside the class period. On January 25, 2010, the Court granted the defendants' motion to dismiss claims under the laws of the European Union and its member states, but denied our motion to limit the opt-out claims to the class period.

On November 3, 2009, another group of four direct purchasers that opted out of the class certified in MDL No. 1616 filed an action in the United States District Court, District for New Jersey making nearly identical claims as those made by the other direct purchasers. We expect that it will be consolidated for discovery purposes with the other direct actions in MDL No. 1616.

Along with Flexsys, Crompton (now Chemtura), Uniroyal, Rhein Chemie Rheinau, and the other Polyether Polyol defendants, we also have been named as a defendant in a civil antitrust suit pending in the Superior Court of California, County of San Francisco, filed on February 15, 2005, that alleges that between 1994 and 2004 the defendants conspired to fix the prices of certain rubber and urethane products sold in California in violation of antitrust and unfair competition laws of California. This case purports to be brought on behalf of a class of all California purchasers of products containing rubber and urethanes products. By agreement of the parties this case has been stayed pending the resolution of MDL No. 1616.

Huntsman International has been named as a defendant in a purported class action civil antitrust suit alleging that it and its co-defendants and other co-conspirators conspired to fix the prices at which titanium dioxide was sold in the U.S. between at least March 1, 2002 and the present. Plaintiffs are seeking injunctive relief, treble damages, costs of suit and attorneys fees. The case was filed February 9, 2010 and is *Haley Paint Company v. E.I. Dupont De Nemours and Company*, Case No. 1:10-cv-00318-RDB, pending in the United States District Court for the District of Maryland. While we have not yet been served, we intend to defend the case vigorously.

Along with Dow, BASF, and Lyondell, we have also been named as a defendant in a third amended complaint proposed for filing in an existing civil antitrust suit pending against Bayer and Chemtura in federal district court in Massachusetts. The proposed amended complaint alleges that beginning around 1990 we and the other defendants conspired to fix the prices of MDI, TDI, polyether polyols, and polyester polyols sold throughout the United States in violation of the federal Sherman Act and the laws of various states. The proposed amended complaint seeks to sue on behalf of all indirect purchasers of such products in the United States. The Massachusetts action has been stayed pending plaintiffs' settlement of the previously asserted claims against Bayer and Chemtura. We have filed papers opposing the motion for leave to file the proposed amended complaint adding us as a defendant in that action.

The plaintiffs' pleadings in these various antitrust suits provide few specifics about any alleged illegal conduct on our part, and we are not aware of any illegal conduct by us or any of our employees. For these reasons, we cannot estimate the possibility of loss or range of loss relating to these claims, and therefore we have not accrued a liability for these claims. Nevertheless, we could incur losses due to these claims in the future and those losses could be material.

19. COMMITMENTS AND CONTINGENCIES (Continued)

MTBE Litigation

We are named as a defendant in 18 lawsuits pending in litigation filed between March 23, 2007 and June 24, 2009 in New York federal and state courts alleging liability related to MTBE contamination in groundwater. Numerous other companies, including refiners, manufacturers and sellers of gasoline, as well as manufacturers of MTBE, were named as defendants in these and many other cases that were pending in U.S. courts. The plaintiffs in the 18 cases in which we are named are municipal water districts, a regional water supply authority, and municipal corporations that claim that defendants' conduct has caused MTBE contamination of their groundwater. Four cases are pending in the U.S. District court for the Southern District of New York and 14 are pending in the Supreme Court of the state of New York, nine in Nassau county and five in Suffolk county. The plaintiffs seek injunctive relief, such as monitoring and abatement, compensatory damages, punitive damages and attorney fees. Together with other defendants, we have filed motions to dismiss all of the state court cases. At this time, while we currently have insufficient information to meaningfully assess our potential exposure in these cases, we have joined with a larger group of defendants in an effort to mediate the plaintiffs' claims. Mediation in late 2008 and early 2009 was unsuccessful. A further mediation session was held February 3, 2010 and resulted in a tentative settlement in each of the cases in which we have been named. Our allocated portion of the total settlement is not material to our ongoing operations. We have accrued a liability for these claims equal to our allocated portion of the settlement.

Shareholder Litigation

From July 5 to July 13, 2007, four putative shareholder class action complaints were filed against our Company and our directors alleging breaches of fiduciary duty in connection with our then-proposed sale to Basell and the receipt of a superior proposal from Hexion. Three actions were filed in Delaware: Cohen v. Archibald, et al., No. 3070, in the Court of Chancery for the State of Delaware (filed July 5, 2007); Augenstein v. Archibald, et al., No. 3076, in the Court of Chancery for the State of Delaware (filed July 9, 2007); and Murphy v. Huntsman, et al., No. 3094, in the Court of Chancery for the State of Delaware (filed July 13, 2007). Another action was filed in Texas: Schwoegler v. Huntsman Corporation, et al., Cause No. 07-07-06993-CV, in the 9th Judicial District Court of Montgomery County, Texas (filed July 6, 2007). As subsequently amended, these lawsuits together allege that we and our directors breached fiduciary duties to the stockholders by, among other things, engaging in an unfair sales process, approving an unfair price per share for the Merger with Hexion, and making inadequate disclosures to stockholders, and that Basell, Hexion and MatlinPatterson entities aided and abetted these breaches of fiduciary duty. The lawsuits sought to enjoin the stockholder vote on the Merger.

On September 20, 2007, the parties entered into a Memorandum of Understanding with plaintiffs' counsel in the Delaware and Texas actions to settle these four lawsuits. As part of the proposed settlement, the defendants deny all allegations of wrongdoing, but we agreed to make certain additional disclosures in the final proxy statement that was mailed to our stockholders on or about September 14, 2007. In connection with the settlement, the parties also reached an agreement with respect to any application that the plaintiffs' counsel will make for an award of customary attorneys' fees and expenses to be paid following the completion of the Merger.

The Memorandum of Understanding is now null and void and of no force and effect because the Merger was not consummated. The Texas action has been voluntarily dismissed, but there has been no further developments in the Delaware actions at this time.

19. COMMITMENTS AND CONTINGENCIES (Continued)

Port Arthur Plant Fire Insurance Litigation

On August 31, 2007, an action was brought against our Company and IRIC, our captive insurer, in the United States District Court for the Southern District of Texas, by seventeen reinsurance companies that reinsure risks under the property insurance policy issued by IRIC to our Company for the period covering the April 29, 2006 fire at our manufacturing facility in Port Arthur, Texas. The action sought to compel our Company and IRIC to arbitrate with the Reinsurers to resolve disputes related to the claim for losses caused by the fire or, in the alternative, to declare judgment in favor of the Reinsurers. On September 26, 2008, the court denied motions to dismiss filed by our Company and IRIC, ordering the parties to engage in a short period of discovery on the issue of arbitrability. In a second and related action filed by our Company against IRIC in state court in Jefferson County, Texas, IRIC filed a third party petition against the Reinsurers, who then removed that action to the United States District Court for the Eastern District of Texas. Some of the Reinsurers filed answers and motions to compel arbitration, to stay these proceedings, and to change venue to the United States District Court for the Southern District of Texas in order to consolidate the two actions. We filed a motion to remand that action to the state court and opposition to the Reinsurers' motions in that action. On April 23, 2008, the United States District Court for the Eastern District of Texas transferred the case to the United States District Court for the Southern District of Texas. On September 26, 2008, the court denied our motion to remand that suit to the state court in which it was filed.

Pursuant to a December 29, 2008 agreement among the parties to the actions referenced above: (1) a mediation was scheduled for February 24-25, 2009, (2) if the disputes were not fully resolved in mediation, the parties would submit all coverage and quantum issues to a three-arbitrator panel in the second half of 2009, with a binding award to be entered by September 30, 2009 (see current status in paragraph below), (3) the Reinsurers paid an additional $40 million on our claim on December 29, 2008 and agreed that all monies paid by the participating Reinsurers on the claim to date are nonrefundable, (4) we waived our noncontractual claims against the Reinsurers, (5) the first action referenced above is stayed pending final resolution and entry of judgment, and (6) the second action referenced above has been dismissed.

Because the non-binding mediation was not successful, we and the Reinsurers are now participating in binding arbitration which began on November 2, 2009. The binding arbitration is ongoing and further oral arguments have been scheduled in March 2010. Reinsurers responsible for a small percentage of our remaining claim were not parties to the two lawsuits and are not parties to the agreement; thus we may need to pursue actions against them separately for their pro rata shares of the unpaid claim. We have paid our deductible on the claim of $60 million and have been paid $365 million to date by the Reinsurers. Prior to the commencement of the arbitration proceedings, we had claimed an additional approximately $242 million plus interest as presently due and owing and unpaid under the Policy for losses caused by the fire. The arbitration panel has made a preliminary ruling disallowing our claim for interest. In addition, the arbitration panel has made certain preliminary rulings on some of the discrete issues that so far effectively reduce the overall amount we have claimed by approximately $40 million. A final ruling on these and the various other outstanding issues under the claim are not expected until after the oral arguments scheduled in March 2010. See "Note 25. Casualty Losses and Insurance Recoveries—Port Arthur, Texas Plant Fire."

19. COMMITMENTS AND CONTINGENCIES (Continued)

Other Proceedings

We are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in this report, we do not believe that the outcome of any of these matters will have a material adverse effect on our financial condition, results of operations or liquidity.

GUARANTEES

Our unconsolidated joint venture, the Arabian Amines Company, obtained various loan commitments in the aggregate amount of approximately $195 million (U.S. dollar equivalents) of which $181 million, including bridge loans, was drawn and outstanding as of December 31, 2009. We have provided certain guarantees of approximately $14 million for these commitments and our guarantees will terminate upon completion of the project and satisfaction of certain other conditions. We have estimated that the fair value of such guarantees was nil as of the closing date of this transaction and, accordingly, no amounts have been recorded.

We also guarantee certain obligations of Huntsman International in its capacity as a contributor and servicer guarantor under the U.S. A/R Program.

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

General

We are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to safety, pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In addition, our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of safety laws, environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.

Environmental, Health and Safety Systems

We are committed to achieving and maintaining compliance with all applicable EHS legal requirements, and we have developed policies and management systems that are intended to identify the multitude of EHS legal requirements applicable to our operations, enhance compliance with applicable legal requirements, ensure the safety of our employees, contractors, community neighbors and customers and minimize the production and emission of wastes and other pollutants. Although EHS legal requirements are constantly changing and are frequently difficult to comply with, these EHS management systems are designed to assist us in our compliance goals while also fostering efficiency and improvement and minimizing overall risk to us.

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

EHS Capital Expenditures

We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the years ended December 31, 2009, 2008 and 2007, our capital expenditures for EHS matters totaled $54 million, $58 million and $69 million, respectively. Since capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, we cannot provide assurance that our recent expenditures will be indicative of future amounts required under EHS laws.

Remediation Liabilities

We have incurred, and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of wastes that were disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.

Under CERCLA and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. We have been notified by third parties of claims against us for cleanup liabilities at approximately 10 former facilities or third party sites, including, but not limited to, sites listed under CERCLA. Based on current information and past experiences at other CERCLA sites, we do not expect any of these third party claims to result in material liability to us. Outside the U.S., analogous contaminated property laws, such as those in effect in France and Australia, can hold past owners and/or operators liable for remediation at former facilities.

In addition, under RCRA, and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future. For example, our Port Neches, Texas, and Geismar, Louisiana, facilities are the subject of ongoing remediation requirements under RCRA authority. Similar laws exist in a number of locations in which we currently operate manufacturing facilities, such as Australia, Switzerland, and Italy.

In June of 2006, an agreement was reached between the local regulatory authorities and our Advanced Materials site in Pamplona, Spain to relocate our manufacturing operations in order to facilitate new urban development desired by the city. Subsequently, as required by the authorities, soil and groundwater sampling was performed and followed by a quantitative risk assessment. Although unresolved at this time, some level of remediation of site contamination may be required in the future, but the estimated cost is unknown because the remediation approach and timing has not been determined.

By letter dated March 7, 2006, our Base Chemicals and Polymers facility in West Footscray, Australia, was issued a clean-up notice by the Australian (Victorian) EPA due to concerns about soil and groundwater contamination emanating from the site. The agency revoked the original clean-up notice on September 4, 2007 and issued a revised clean-up notice due to "the complexity of

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

contamination issues" at the site. On March 31, 2009, we submitted the required Site Remediation Action Plan to the agency which proposed additional investigation and remediation method trials. We can provide no assurance that the EPA will agree with our proposed plan, will not seek to institute additional requirements for the site or that additional costs will not be associated with the clean up. Additionally, on September 8, 2009, we announced a decision to close this facility in early 2010. In the third quarter of 2009, we recorded a $30 million liability related to estimated environmental remediation costs at this site.

In many cases, our potential liability arising from historical contamination is based on operations and other events occurring prior to our ownership of a business or specific facility. In these situations, we frequently obtained an indemnity agreement from the prior owner addressing remediation liabilities arising from pre-closing conditions. We have successfully exercised our rights under these contractual covenants for a number of sites and, where applicable, mitigated our ultimate remediation liability. We cannot assure you, however, that all of such matters will be subject to indemnity, that the prior owner will honor its indemnity or that our existing indemnities will be sufficient to cover our liabilities for such matters.

Based on available information and the indemnification rights we believe are likely to be available, we believe that the costs to investigate and remediate known contamination will not have a material adverse effect on our financial condition, results of operations or cash flows. However, if such indemnities are unavailable or do not fully cover the costs of investigation and remediation or we are required to contribute to such costs, and if such costs are material, then such expenditures may have a material adverse effect on our financial condition, results of operations or cash flows. At the current time, we are unable to estimate the full cost, exclusive of indemnification benefits, to remediate any of the known contamination sites.

Environmental Reserves

We have accrued liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are calculated using present value techniques and are based upon requirements placed upon us by regulators, available facts, existing technology and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. We had accrued $41 million and $7 million for environmental liabilities as of December 31, 2009 and 2008, respectively. Of these amounts, $5 million and $4 million were classified as accrued liabilities in our consolidated balance sheets as of December 31, 2009 and 2008, respectively, and $36 million and $3 million were classified as other noncurrent liabilities in our consolidated balance sheets as of December 31, 2009 and December 31, 2008, respectively. In certain cases, our remediation liabilities may be payable over periods of up to 30 years. We may incur losses for environmental remediation in excess of the amounts accrued; however, we are not able to estimate the amount or range of such potential excess.

REGULATORY DEVELOPMENTS

In December 2006, the EU parliament and EU council approved a new EU regulatory framework for chemicals called "REACH" (Registration, Evaluation and Authorization of Chemicals). REACH took effect on June 1, 2007, and the program it establishes will be phased in over 11 years. Under the regulation, companies that manufacture in or import into the EEA more than one metric tonne of a

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

chemical substance per year will be required to register such chemical substances and isolated intermediates in a central database. Use authorizations will be granted for a specific chemical if the applicants can show that the risks in using the chemical are adequately controlled; and for chemicals where there are no suitable alternatives substances or technologies available and the applicant can demonstrate that the social and economic benefits of using the chemical outweigh the risks. In addition, specified uses of some hazardous substances may be restricted. Furthermore, all applicants will have to study the availability of alternative chemicals. If an alternative is available, an applicant will have to submit a "substitution" plan to the regulatory agency. The regulatory agency will only authorize persistent bio-accumulative and toxic substances if an alternative chemical is not available. The registration, evaluation and authorization phases of the program will require expenditures and resource commitments in order to, for example, participate in mandatory data-sharing forums; acquire, generate and evaluate data; prepare and submit dossiers for substance registration; obtain legal advice and reformulate products, if necessary. We have established a cross-business European REACH team that is working closely with our businesses to identify and list all substances we purchase or manufacture in, or import into, the EEA. Our pre-registration REACH compliance began on June 1, 2008, utilizing internal resources at nominal expense and we met all chemical pre-registration requirements by the November 30, 2008 regulatory deadline. We are currently proceeding with the registration of the high-volume and high-priority chemicals under the program, which must be registered no later than November 30, 2010. Although the total long-term cost for REACH compliance is not estimable at this time, we spent approximately $3 million, $2 million and $3 million during the years ended December 31, 2009, 2008 and 2007, respectively, on REACH compliance.

GREENHOUSE GAS REGULATION

In the EU and other jurisdictions committed to compliance with the Kyoto Protocol, there is an increasing likelihood that our manufacturing sites will be affected in some way over the next few years by regulation or taxation of GHG emissions. For example, Australia recently proposed its Carbon Pollution Reduction Scheme, which may impact our Australian operations, and program implementation is currently scheduled for 2011. In addition, although the U.S. is not a signatory to the Kyoto Protocol, several states are implementing their own GHG regulatory programs and a federal program in the U.S. is likely for the future. Draft U.S. federal legislation and the recent U.S. EPA Clean Air Act endangerment findings for carbon dioxide have focused corporate attention on the eventuality of measuring and reporting of GHG emissions for operations in the U.S. The U.S. EPA also recently mandated GHG reporting requirements for U.S. sources in excess of 25,000 tons beginning in 2010. Final details of a comprehensive U.S. GHG management approach is, as yet, uncertain. Nevertheless, we are already managing and reporting GHG emissions, to varying degrees, as required by law for our sites in locations subject to Kyoto Protocol obligations and/or EU emissions trading scheme requirements. Although these sites are subject to existing GHG legislation, few have experienced or anticipate significant cost increases as a result, although it is likely that GHG emission restrictions will increase over time. Potential consequences of such restrictions include capital requirements to modify assets used to meet GHG restriction and/or increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future regulation on any of our sites.

HUNTSMAN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

CHEMICAL FACILITY ANTI-TERRORISM RULEMAKING

The DHS issued the final rule of their "Chemical Facility Anti-Terrorism Standard" in 2007. The initial phase of the rule required all chemical facilities in the U.S. to evaluate their facilities against the DHS Appendix A list of "Chemicals of Interest." Facilities which have specified chemicals in designated quantities on the Appendix A list were required to submit a "Top Screen" to DHS in 2008. A Top Screen is a questionnaire completed by a facility having Chemicals of Interest in designated threshold quantities. In early 2008, we submitted Top Screens for all of our covered facilities. After reviewing the Top Screens, DHS determined that some of our sites were "High Risk" facilities. As a result, we were required to perform security vulnerability assessments at the High Risk sites. The security vulnerability assessments were completed and sent to DHS during the fourth quarter of 2008. Based on their assessment of the security vulnerability assessments, we received notice from DHS that one of our sites was elevated to a higher security tier. The DHS determined the other three sites to be low security tiers. The three sites will be required to develop site security plans based on a list of 18 risk-based performance standards, but security improvements recommended from the site security plans are not anticipated to be material. We believe that security upgrades to the tier-elevated site will be required; however we do not know what these required updates will be and thus cannot reasonably estimate associated costs at this time, but they could be material. Additionally, on November 26, 2008, the Transportation Safety Administration of the DHS published a final rule regarding "rail security sensitive materials" that are received at or shipped from facilities. We have three sites that are subject to this new rule, but at this time do not anticipate that the costs to comply will be material.

MTBE DEVELOPMENTS

We produce MTBE, an oxygenate that is blended with gasoline to reduce vehicle air emissions and to enhance the octane rating of gasoline. Litigation or legislative initiatives restricting the use of MTBE in gasoline may subject us or our products to environmental liability or materially adversely affect our sales and costs. Because MTBE has contaminated some water supplies, its use has become controversial in the U.S. and elsewhere, and its use has been effectively eliminated in the U.S. market. We currently market MTBE, either directly or through third parties, to gasoline additive customers located outside the U.S., although there are additional costs associated with such outside-U.S. sales which may result in decreased profitability compared to historical sales in the U.S. We may also elect to use all or a portion of our precursor tertiary butyl alcohol to produce saleable products other than MTBE. If we opt to produce products other than MTBE, necessary modifications to our facilities will require significant capital expenditures and the sale of such other products may produce a lower level of cash flow than that historically produced from the sale of MTBE.

Numerous companies, including refiners, manufacturers and sellers of gasoline, as well as manufacturers of MTBE, have been named as defendants in more than 150 cases in U.S. courts that allege MTBE contamination in groundwater. Many of these cases were settled after the parties engaged in mediation supervised by a court-appointed special settlement master. Beginning in March 2007 and continuing through June 24, 2009, we have been named as a defendant in 18 of these lawsuits pending in New York state and federal courts. See "Note 19. Commitment and Contingencies—Legal Matters— MTBE Litigation." The plaintiffs in the MTBE groundwater contamination cases generally seek compensatory damages, punitive damages, injunctive relief, such as monitoring and abatement, and attorney fees. While we currently have insufficient information to meaningfully assess our potential exposure in these cases, we have joined with a larger group of defendants in an effort to mediate the plaintiffs' claims. Mediation in late 2008 and early 2009 was unsuccessful. A further mediation session

111

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

was held February 3, 2010 which resulted in a tentative settlement in each of the cases in which we have been named. Our allocated portion of the total settlement amount is not material and we have accrued a liability for the claims equal to our allocated portion of the settlement. It is possible that we could be named as a defendant in additional existing or future MTBE contamination cases. We cannot provide assurances that adverse results against us in existing or future MTBE contamination cases will not have a material adverse effect on our business, results of operations and financial position.

21. HUNTSMAN CORPORATION STOCKHOLDERS' EQUITY

On February 16, 2005, we completed an initial public offering of 55,681,819 shares of our common stock sold by us and 13,579,546 shares our common stock sold by another selling stockholder, in each case at a price to the public of $23 per share, and 5,750,000 shares of our mandatory convertible preferred stock sold by us at a price to the public of $50 per share. On February 16, 2008, the mandatory convertible preferred stock converted into 12,082,475 shares of our common stock. See "Note 2. Summary of Significant Accounting Policies—Net Income (Loss) per Share Attributable to Huntsman Corporation."

DIVIDENDS ON COMMON STOCK

The following tables represent dividends on common stock for our Company for the years ended December 31, (dollars in millions, except per share payment amounts):

	2009		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2009	March 16, 2009	$0.10	$24
June 30, 2009...............	June 15, 2009	0.10	24
September 30, 2009	September 15, 2009	0.10	24
December 31, 2009...........	December 15, 2009	0.10	24
Total			$96

	2008		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2008	March 14, 2008	$0.10	$23
June 30, 2008...............	June 16, 2008	0.10	23
September 30, 2008	September 15, 2008	0.10	23
December 31, 2008...........	December 15, 2008	0.10	24
Total			$93

21. HUNTSMAN CORPORATION STOCKHOLDERS' EQUITY (Continued)

| | 2007 | | |
Payment date	Record date	Per share payment amount	Total amount paid
March 30, 2007	March 15, 2007	$0.10	$22
June 29, 2007...............	June 15, 2007	0.10	22
September 28, 2007	September 14, 2007	0.10	22
December 31, 2007..........	December 14, 2007	0.10	22
Total			$88

On February 8, 2010, our board of directors declared a $0.10 per share cash dividend, payable on March 31, 2010, to stockholders of record as of March 15, 2010.

DIVIDENDS ON MANDATORY CONVERTIBLE PREFERRED STOCK

In connection with the initial public offering of our 5% mandatory convertible preferred stock on February 16, 2005, we declared all dividends that will be payable on such preferred stock from the issuance through the mandatory conversion date, which was February 16, 2008. Accordingly, we recorded dividends payable of $43 million and a corresponding charge to net loss available to common stockholders during the year ended December 31, 2005. We paid the final dividend in cash on February 16, 2008.

22. STOCK-BASED COMPENSATION PLAN

Under the Stock Incentive Plan, a plan approved by stockholders, we may grant non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom stock, performance awards and other stock-based awards to our employees, directors and consultants and to employees and consultants of our subsidiaries, provided that incentive stock options may be granted solely to employees. The terms of the grants are fixed at the grant date. As of December 31, 2009 we were authorized to grant up to 32.6 million shares under the Stock Incentive Plan. As of December 31, 2009, we had 14.0 million shares remaining under the Stock Incentive Plan available for grant. Option awards have a maximum contractual term of 10 years and generally must have an exercise price at least equal to the market price of our common stock on the date the option award is granted. Stock-based awards generally vest over a three-year period.

The compensation cost from continuing operations under the Stock Incentive Plan was as follows (dollars in millions):

	Year ended December 31,		
	2009	2008	2007
Compensation cost	$20	$20	$25

The total income tax benefit recognized in the statement of operations for stock-based compensation arrangements was $6 million, $6 million and $8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities for the year ended December 31, 2009 are based on the historical volatility of our common stock through the grant date. Expected volatilities for the year ended December 31, 2007 are based on implied

22. STOCK-BASED COMPENSATION PLAN (Continued)

volatilities from the shares of comparable companies and other factors. The expected term of options granted was estimated based on the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions noted below represent the weighted averages of the assumptions utilized for all stock options granted during the year.

	Year ended December 31,		
	2009	2008	2007
Dividend yield	15.4%	NA	1.9%
Expected volatility	70.4%	NA	20.8%
Risk-free interest rate	2.5%	NA	4.7%
Expected life of stock options granted during the period	6.6 years	NA	6.6 years

During the year ended December 31, 2008, no stock options were granted.

STOCK OPTIONS

A summary of stock option activity under the Stock Incentive Plan as of December 31, 2009 and changes during the year then ended is presented below:

Option Awards	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(years)	(in millions)
Outstanding at January 1, 2009	6,135	$21.33		
Granted	6,554	2.63		
Exercised	—	—		
Forfeited	(1,012)	15.98		
Outstanding at December 31, 2009	11,677	11.30	7.8	$54
Exercisable at December 31, 2009	5,206	20.05	6.3	3

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2009 and 2007 was $0.51 and $5.15 per option, respectively. As of December 31, 2009, there was $3 million of total unrecognized compensation cost related to nonvested stock option arrangements granted under the Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of approximately 1.7 years.

The total intrinsic value of stock options exercised during the year ended December 31, 2007 was not significant. During the years ended December 31, 2009 and 2008 no stock options were exercised.

NONVESTED SHARES

Nonvested shares granted under the Stock Incentive Plan consist of restricted stock, which is accounted for as an equity award, and phantom stock, which is accounted for as a liability award

HUNTSMAN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. STOCK-BASED COMPENSATION PLAN (Continued)

because it can be settled in either stock or cash. A summary of the status of our nonvested shares as of December 31, 2009 and changes during the year then ended is presented below:

	Equity Awards		Liability Awards	
	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
	(in thousands)		(in thousands)	
Nonvested at January 1, 2009	930	$22.62	171	$22.82
Granted	3,336	2.64	1,869	2.66
Vested	(669)(1)	15.99	(73)	22.31
Forfeited	(169)	7.76	(87)	5.30
Nonvested at December 31, 2009	3,428	5.20	1,880	3.61

(1) As of December 31, 2009, a total of 263,399 restricted stock units were vested, of which 249,333 vested during the year ended December 31, 2009. These shares have not been reflected as vested shares in this table because, in accordance with the restricted stock unit agreements, shares of common stock are not issued for vested restricted stock units until termination of employment.

As of December 31, 2009, there was $25 million of total unrecognized compensation cost related to nonvested share compensation arrangements granted under the Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of approximately 2.1 years. The value of share awards that vested during the years ended December 31, 2009, 2008 and 2007 was $12 million, $13 million and $9 million, respectively.

23. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) consisted of the following (dollars in millions):

	December 31,				
	2009		**2008**		**2007**
	Accumulated income (loss)	Income (loss)	Accumulated income (loss)	Income (loss)	Income (loss)
Foreign currency translation adjustments, net of tax of $15 and $16 as of December 31, 2009 and 2008, respectively	$ 274	$ 70	$ 204	$(176)	$134
Pension and other postretirement benefits adjustments, net of tax of $102 and $158 as of December 31, 2009 and 2008, respectively	(580)	133	(713)	(569)	184
Other comprehensive income of unconsolidated affiliates	7	(2)	9	—	2
Other, net	6	2	4	(4)	1
Total	(293)	203	(496)	(749)	321
Amounts attributable to noncontrolling interests	6	(1)	7	3	(3)
Amounts attributable to Huntsman Corporation	$(287)	$202	$(489)	$(746)	$318

Items of other comprehensive income (loss) of our Company and our consolidated affiliates have been recorded net of tax, with the exception of the foreign currency translation adjustments related to subsidiaries with earnings permanently reinvested. The tax effect is determined based upon the jurisdiction where the income or loss was recognized and is net of valuation allowances.

24. OTHER OPERATING (INCOME) EXPENSE

Other operating (income) expense consisted of the following (dollars in millions):

	Year ended December 31,		
	2009	2008	2007
(Gain) loss on sale of businesses/assets, net	$ (2)	$ 6	$(70)
Foreign exchange (gains) losses	(13)	12	14
Bad debt expense	9	6	3
Legal and contract settlements	—	—	6
Insurance recoveries	—	—	(11)
Other, net	(12)	3	3
Total other operating (income) expense	$(18)	$27	$(55)

During 2006, we sold our U.S. butadiene and MTBE business. During 2007, we received $70 million of additional proceeds relating to the sale of that business upon satisfaction of certain obligations and recognized a gain of $70 million.

25. CASUALTY LOSSES AND INSURANCE RECOVERIES

PORT ARTHUR, TEXAS PLANT FIRE

On April 29, 2006, our former Port Arthur, Texas olefins manufacturing plant (which we sold in November 2007) experienced a major fire. With the exception of cyclohexane operations at the site, which were restarted in June 2006, the operations at the site were shutdown until the fourth quarter of 2007. The Port Arthur manufacturing plant was covered by property damage and business interruption insurance. With respect to coverage for this outage, the deductible for property damage is $10 million and business interruption coverage does not apply for the first 60 days, subject to a combined deductible for property damage and business interruption of $60 million. See "Note 19. Commitments and Contingencies—Port Arthur Texas Plant Fire Litigation." Future collections on this insured loss, if any, will represent additional income from discontinued operations for us upon final settlement and will be used to repay secured debt in accordance with relevant provisions of our credit agreement.

2005 U.S. GULF COAST STORMS

On September 22, 2005, we sustained property damage at our Port Neches and Port Arthur, Texas facilities as a result of a hurricane. We maintain customary insurance coverage for property damage and business interruption. With respect to coverage of these losses, the deductible for property damage was $10 million, while business interruption coverage does not apply for the first 60 days.

Through December 31, 2009 we have received $41 million in payments in connection with our insurance claim for property damage and business interruption losses from the 2005 Gulf Coast storms. On July 29, 2009, the reinsurers filed a declaratory judgment action asking the Court to compel arbitration between the parties or to declare that the reinsurers owed nothing further from the storm damage. We filed a counterclaim asking the Court to declare that the reinsurers owed us the remaining amount of our claim. Subsequently, the parties participated in mediation on February 8-9, 2010 and resolved the remainder of our insurance claim for a total of $7 million. The reinsurers are required to pay that amount within 30 days following the execution of a proof of loss and settlement agreement. This future collection will represent income from discontinued operations for us upon final settlement.

26. INCOME (EXPENSES) ASSOCIATED WITH THE TERMINATED MERGER AND RELATED LITIGATION

Total income (expenses) associated with the Terminated Merger and related litigation were as follows (dollars in millions):

	Year ended December 31,		
	2009	2008	2007
Gain recognized pursuant to the Texas Bank Litigation Settlement Agreement	$868	$ —	$ —
Gain recognized pursuant to the Apollo Settlement Agreement	—	765	—
Basell Termination Fee	—	100	(200)
Investment banking fees	—	(25)	—
Directors' fees	—	(17)	—
Legal fees and other	(33)	(43)	(10)
Total	$835	$780	$(210)

On July 12, 2007, we entered into the Hexion Merger Agreement. On June 18, 2008, Hexion, Apollo and certain of their affiliates filed an action in Delaware Chancery Court seeking to terminate the Hexion Merger. We countersued Hexion and Apollo in the Delaware Chancery Court and filed a separate action against Apollo and certain of its affiliates in the District Court of Montgomery County, Texas. On December 13, 2008, we terminated the Hexion Merger Agreement and, on December 14, 2008, we entered into the Apollo Settlement Agreement. Pursuant to the Apollo Settlement Agreement, Hexion and certain Apollo affiliates have paid us an aggregate amount of $1 billion.

On September 30, 2008, we filed suit in the 9th Judicial District Court in Montgomery County, Texas against the Banks that had entered into a commitment letter to provide funding for the Hexion Merger. On June 22, 2009, we entered into the Texas Bank Litigation Settlement Agreement with the Banks. The Texas Bank Litigation was dismissed with prejudice on June 23, 2009. In accordance with the Texas Bank Litigation Settlement Agreement, the Banks paid us a cash payment of $632 million, purchased from Huntsman International the 2016 Senior Notes in the aggregate principal amount of $600 million, and provided Huntsman International with Term Loan C in the principal amount of $500 million. The 2016 Senior Notes and Term Loan C borrowings were at favorable rates to us and were recorded at a combined fair value of $864 million. Accordingly, we recognized a gain of $868 million in connection with the Texas Bank Litigation Settlement Agreement.

27. DISCONTINUED OPERATIONS

U.S. BASE CHEMICALS BUSINESS

On November 5, 2007, we completed the U.S. Base Chemicals Disposition. This disposition included our former olefins manufacturing assets located at Port Arthur, Texas. A captive ethylene unit at the retained Port Neches, Texas site of our Performance Products segment operations was not included in the sale. This asset, along with a long-term post-closing arrangement for the supply of ethylene and propylene from Flint Hills Resources to us, will continue to provide feedstock for our downstream derivative units.

27. DISCONTINUED OPERATIONS (Continued)

The following results of our former U.S base chemicals business have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2009	2008	2007
Revenues	$ —	$ —	$ 181
Costs and expenses	—	—	(206)
Loss on disposal	—	—	(146)
Adjustment to loss on disposal	2	8	—
(Loss) gain on partial fire insurance settlement	(17)	175	—
Operating (loss) income	(15)	183	(171)
Income tax benefit (expense)	6	(68)	62
(Loss) income from discontinued operations, net of tax	$ (9)	$115	$(109)

In connection with the U.S. Base Chemicals Disposition, we recognized a pretax loss on disposal of $146 million in 2007, which included a pension curtailment gain of $4 million. During 2008, we recognized an adjustment to the loss on disposal of $8 million related to a sales and use tax settlement, and post-closing adjustments. In addition, during 2008, we recognized a $175 million gain from the partial settlement of insurance claims related to the fire at our former Port Arthur, Texas facility. During 2009, we recorded legal fees of $17 million related to the ongoing arbitration of the fire insurance claim and recorded a gain of $2 million on the settlement of product exchange liabilities. Any future proceeds from our fire insurance claim will be classified in discontinued operations. See "Note 25. Casualty Losses and Insurance Recoveries."

The EBITDA of our former U.S. base chemicals business is included in discontinued operations for all periods presented.

NORTH AMERICAN POLYMERS BUSINESS

On August 1, 2007 we completed the North American Polymers Disposition. The disposition included our former polymers manufacturing assets located at four U.S. sites: Odessa and Longview, Texas; Peru, Illinois; and Marysville, Michigan. In accordance with the amended and restated asset purchase agreement with Flint Hills Resources, we also shut down our Mansonville, Quebec expandable polystyrene manufacturing facility in June 2007.

27. DISCONTINUED OPERATIONS (Continued)

The following results of our former North American polymers business have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,	
	2008	2007
Revenues	$—	$ 882
Costs and expenses	—	(873)
Loss on disposal	—	(233)
Adjustment to loss on disposal	3	—
Operating income (loss)	3	(224)
Income tax (expense) benefit	(1)	78
Income (loss) from discontinued operations, net of tax	$ 2	$(146)

In connection with the North American Polymers Disposition, we recognized a pretax loss on disposal of $233 million in 2007. During 2008, we recorded an adjustment to the loss on disposal in connection with the North American Polymers Disposition of $3 million primarily related to property tax settlements and post-closing adjustments.

The EBITDA of our former North American polymers business is included in discontinued operations for all periods presented.

In connection with the U.S. Petrochemicals Disposition, we agreed to indemnify Flint Hills Resources with respect to any losses resulting from (i) the breach of representations and warranties contained in the amended and restated asset purchase agreement, (ii) any pre-sale liabilities related to certain assets not assumed by Flint Hills Resources, and (iii) any unknown environmental liability related to the pre-sale operations of the assets sold. We are not required to pay under these indemnification obligations until claims against us, on a cumulative basis, exceed $10 million. Upon exceeding this $10 million threshold, we generally are obligated to provide indemnification for any losses up to a limit of $150 million. We believe that the possibility that we will be required to pay any significant amounts under the indemnity provision is remote.

EUROPEAN BASE CHEMICALS AND POLYMERS BUSINESS

On December 29, 2006, we completed the U.K. Petrochemicals Disposition. This transaction involved the sale of the outstanding equity interests of Huntsman Petrochemicals (UK) Limited. The final sales price was subject to adjustments relating to working capital, investment in the LDPE plant in Wilton, U.K. and unfunded pension liabilities.

In connection with the U.K. Petrochemicals Disposition in 2007, we recorded an adjustment to the loss on disposal of $39 million related primarily to a pension funding accrual and post-closing adjustments.

The EBITDA of our former European base chemicals business is included in discontinued operations for all periods presented.

27. DISCONTINUED OPERATIONS (Continued)

In connection with the sale, we agreed to indemnify the buyer with respect to any losses resulting from any environmental liability related to the pre-sale operations of the assets sold. These indemnities have various payment thresholds and time limits depending on the site and type of claim. Generally, we are not required to pay under these indemnification obligations until claims against us exceed £0.1 million (approximately $0.2 million) individually or £1 million (approximately $2 million) in the aggregate. We also agreed to indemnify the buyer with respect to certain tax liabilities. Our maximum exposure generally shall not exceed $600 million in the aggregate. We believe that the possibility that we will be required to pay any significant amounts under any of the indemnity provisions is remote.

TDI BUSINESS

On July 6, 2005, we sold our TDI business. The sale involved the transfer of our TDI customer list and sales contracts. We discontinued the use of our remaining TDI assets. Our former TDI business has been accounted for as a discontinued operation. In 2007, we incurred $1 million of expenditures related to the exit from this business.

28. RELATED PARTY TRANSACTIONS

Our accompanying consolidated financial statements include the following transactions with our affiliates not otherwise disclosed (dollars in millions):

	Year ended December 31,		
	2009	2008	2007
Sales to:			
Unconsolidated affiliates	$ 96	$164	$186
Inventory purchases from:			
Unconsolidated affiliates	273	299	224

An agreement was reached prior to the initial public offering of our common stock in February 2005 with the Jon and Karen Huntsman Foundation, a private charitable foundation established by Jon M. and Karen H. Huntsman to further the charitable interests of the Huntsman family, that we will donate our Salt Lake City office building and our option to acquire an adjacent undeveloped parcel of land to the foundation free of debt. We believe this donation will occur in the first quarter of 2010. Under certain circumstances, after we make this donation we will have the right, but not the obligation, to lease space in the Salt Lake City office building from the foundation. As of December 31, 2009, our Salt Lake City office building had a net book value of nil.

28. RELATED PARTY TRANSACTIONS (Continued)

On April 28, 2009, we and Mr. Jon M. Huntsman mutually terminated an agreement we had entered into with Mr. Huntsman on June 3, 2003, pursuant to which Mr. Huntsman provided consulting services to us at our request. Pursuant to this agreement, Mr. Huntsman provided advice and other business consulting services at our request regarding our products, customers, commercial and development strategies, financial affairs and administrative matters based upon his experience and knowledge of our business, the industry and the markets within which we compete. Mr. Huntsman's services were utilized both with respect to the conduct of our business in the ordinary course and with respect to strategic development and specific projects. Under the terms of the agreement, which renewed automatically for successive one-year terms, Mr. Huntsman received $950,000 annually for his services. Following the agreement's termination, we re-established an employment relationship with Mr. Huntsman.

Through May 2002, we paid the premiums on various life insurance policies for Jon M. Huntsman. These policies have been liquidated, and the cash values have been paid to Mr. Huntsman. Mr. Huntsman is indebted to us in the amount of approximately $2 million, which represents the insurance premiums paid on his behalf through May 2002. This amount is included in other noncurrent assets on the accompanying consolidated balance sheets.

Wayne A. Reaud, a member of our board of directors, is of counsel to the law firm of Reaud, Morgan & Quinn. We pay the firm $200,000 per year for legal services. Mr. Reaud has no interest in the firm or in the proceeds for current work done at the firm. As of counsel, the law firm provides Mr. Reaud with an office and certain secretarial services.

29. OPERATING SEGMENT INFORMATION

We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of differentiated and commodity chemical products. During the first quarter of 2009, we reorganized our operating segments to divide our former Materials and Effects segment into two different segments—our Advanced Materials segment and our Textile Effects segment. All segment information in this report has been restated to reflect this change. We have reported our operations through five segments: Polyurethanes, Advanced Materials, Textile Effects, Performance Products and Pigments. We have organized our business and derived our operating segments around differences in product lines.

29. OPERATING SEGMENT INFORMATION (Continued)

The major products of each reportable operating segment are as follows:

Segment	Products
Polyurethanes	MDI, PO, polyols, PG, TPU, aniline and MTBE
Advanced Materials	epoxy resin compounds and formulations; cross-linking, matting and curing agents; epoxy, acrylic and polyurethane-based adhesives and tooling resin formulations
Textile Effects	textile chemicals and dyes
Performance Products	amines, surfactants, LAB, maleic anhydride, other performance chemicals, EG, olefins and technology licenses
Pigments	titanium dioxide
Corporate and Other(1)	Styrene

(1) On September 8, 2009, we announced the closure of our styrenics facility located at West Footscray, Australia. We ceased operations of the West Footscray styrene plant on January 5, 2010, and we expect to complete the subsequent closure of our polystyrene and expandable polystyrene plants during the first quarter of 2010. We expect to treat the Australian styrenics business as a discontinued operation beginning in the first quarter of 2010 when operations cease.

Sales between segments are generally recognized at external market prices and are eliminated in consolidation. We use EBITDA to measure the financial performance of our global business units and for reporting the results of our operating segments. This measure includes all operating items relating to the businesses. The EBITDA of operating segments excludes items that principally apply to our

29. OPERATING SEGMENT INFORMATION (Continued)

Company as a whole. The revenues and EBITDA for each of our reportable operating segments are as follows (dollars in millions):

	Year ended December 31,		
	2009	**2008**	**2007**
Net Sales:			
Polyurethanes	$3,005	$ 4,055	$3,813
Advanced Materials	1,059	1,492	1,434
Textile Effects	691	903	985
Performance Products	2,090	2,703	2,310
Pigments	960	1,072	1,109
Corporate and Other(2)	99	159	155
Eliminations	(141)	(169)	(155)
Total	$7,763	$10,215	$9,651
Segment EBITDA(1):			
Polyurethanes	$ 384	$ 382	$ 592
Advanced Materials	59	149	158
Textile Effects	(64)	(33)	41
Performance Products	260	278	202
Pigments	(24)	17	51
Corporate and Other(2)	558	550	(342)
Subtotal	1,173	1,343	702
Discontinued Operations(3)	(15)	186	(327)
Total	1,158	1,529	375
Interest expense, net	(238)	(263)	(286)
Income tax (expense) benefit—continuing operations	(370)	(190)	12
Income tax benefit (expense)—discontinued operations	6	(69)	140
Depreciation and amortization	(442)	(398)	(413)
Net income (loss) attributable to Huntsman Corporation	$ 114	$ 609	$ (172)
Depreciation and Amortization:			
Polyurethanes	$ 160	$ 153	$ 150
Advanced Materials	38	39	41
Textile Effects	19	8	2
Performance Products	78	69	62
Pigments	104	91	90
Corporate and Other(2)	43	38	35
Subtotal	442	398	380
Discontinued Operations(3)	—	—	33
Total	$ 442	$ 398	$ 413

124

29. OPERATING SEGMENT INFORMATION (Continued)

	Year ended December 31,		
	2009	**2008**	**2007**
Capital Expenditures:			
Polyurethanes	$ 55	$ 109	$ 120
Advanced Materials	14	31	34
Textile Effects	19	50	55
Performance Products.................................	70	149	148
Pigments	23	69	104
Corporate and Other(2)	8	10	15
Subtotal	189	418	476
Discontinued Operations(3)	—	—	189
Total..	$ 189	$ 418	$ 665

	December 31,	
	2009	**2008**
Total Assets:		
Polyurethanes.......................................	$ 4,837	$ 4,442
Advanced Materials	1,446	1,308
Textile Effects	717	750
Performance Products.................................	2,155	2,313
Pigments	1,274	1,474
Corporate and Other(2)	(1,803)	(2,229)
Total	$ 8,626	$ 8,058

(1) Segment EBITDA is defined as net income (loss) attributable to Huntsman Corporation before interest, income tax, depreciation and amortization.

(2) Corporate and Other items includes unallocated corporate overhead, loss on accounts receivable securitization program, unallocated foreign exchange gains or losses, step accounting impacts, our Australian styrenics business, results of our former U.S. butadiene and MTBE business, loss on the early extinguishment of debt, net income (loss) attributable to noncontrolling interests, unallocated restructuring, impairment and plant closing costs, extraordinary gain (loss) on the acquisition of a business, income (expenses) associated with the Terminated Merger and related litigation and other non-operating income (expense).

(3) The operating results of our polymers and base chemicals businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded for all periods presented. The EBITDA of our polymers and base chemicals businesses are included in discontinued operations for all periods presented. See "Note 27. Discontinued Operations."

29. OPERATING SEGMENT INFORMATION (Continued)

	Year ended December 31,		
	2009	2008	2007
By Geographic Area			
Revenues(1):			
United States	$2,299	$ 3,071	$2,979
China	605	648	560
Germany	432	599	506
Mexico	432	565	470
Italy	415	560	513
Other nations	3,580	4,772	4,623
Total	$7,763	$10,215	$9,651

	December 31,	
	2009	2008
Long-lived assets(2):		
United States	$1,524	$1,601
Netherlands	364	390
United Kingdom	347	367
Switzerland	212	210
Spain	201	219
Other nations	868	862
Total	$3,516	$3,649

(1) Geographic information for revenues is based upon countries into which product is sold.

(2) Long lived assets are made up of property, plant and equipment.

30. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

A summary of selected unaudited quarterly financial data for the years ended December 31, 2009 and 2008 is as follows (dollars in millions):

	Three months ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Revenues	$1,693	$1,866	$2,108	$2,096
Gross profit	145	237	337	349
Restructuring, impairment and plant closing costs	14	63	62	13
(Loss) income from continuing operations	(297)	409	(66)	69
(Loss) income before extraordinary gain	(294)	406	(68)	62
Net (loss) income	(294)	406	(68)	68
Net (loss) income attributable to Huntsman Corporation	(290)	406	(68)	66
Basic (loss) income per share:				
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	(1.25)	1.75	(0.28)	0.29
(Loss) income before extraordinary gain attributable to Huntsman Corporation common stockholders	(1.24)	1.74	(0.29)	0.26
Net (loss) income attributable to Huntsman Corporation common stockholders	(1.24)	1.74	(0.29)	0.28
Diluted (loss) income per share:				
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	(1.25)	1.53	(0.28)	0.27
(Loss) income before extraordinary gain attributable to Huntsman Corporation common stockholders	(1.24)	1.51	(0.29)	0.24
Net (loss) income attributable to Huntsman Corporation common stockholders	(1.24)	1.51	(0.29)	0.26

30. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA (Continued)

	Three months ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Revenues	$2,540	$2,896	$2,731	$2,048
Gross profit	367	382	350	165
Restructuring, impairment and plant closing costs	4	1	3	28
Income (loss) from continuing operations(a)(b)	12	13	(22)	476
Income (loss) before extraordinary gain	11	18	(21)	588
Net income (loss)	11	27	(20)	592
Net income (loss) attributable to Huntsman Corporation	7	24	(20)	598
Basic income (loss) per share:				
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders(a)(b)	0.04	0.04	(0.10)	2.06
Income (loss) before extraordinary gain attributable to Huntsman Corporation common stockholders	0.03	0.06	(0.10)	2.55
Net income (loss) attributable to Huntsman Corporation common stockholders	0.03	0.10	(0.09)	2.56
Diluted income (loss) per share:				
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders(a)(b)	0.04	0.04	(0.10)	2.04
Income (loss) before extraordinary gain attributable to Huntsman Corporation common stockholders	0.03	0.06	(0.10)	2.52
Net income (loss) attributable to Huntsman Corporation common stockholders	0.03	0.10	(0.09)	2.53

(a) Included in our income from continuing operations for the three months ended December 31, 2008, was pretax income of $815 million associated with the Terminated Merger. See "Note 26. Income (Expenses) Associated with the Terminated Merger and Related Litigation."

(b) Included in our income from continuing operations for the three months ended December 31, 2008, was a pretax gain of $175 million resulting from a partial fire insurance settlement. See "Note 25. Casualty Losses and Insurance Recoveries."

* * * * * *

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION AND HOLDERS

Our common stock is listed on the New York Stock Exchange under the symbol "HUN." As of February 11, 2010, there were approximately 180 stockholders of record and the closing price of our common stock on the New York Stock Exchange was $11.87 per share.

The reported high and low sale prices of our common stock on the New York Stock Exchange for each of the periods set forth below are as follows:

Period	High	Low
2009		
First Quarter	$ 3.82	$2.04
Second Quarter	7.30	3.06
Third Quarter	9.85	4.95
Fourth Quarter	11.57	7.68

Period	High	Low
2008		
First Quarter	$25.71	$22.35
Second Quarter	23.95	9.81
Third Quarter	14.48	7.01
Fourth Quarter	14.50	2.82

DIVIDENDS

The following tables represent dividends on common stock for our Company for the years ended December 31, (dollars in millions, except per share payment amounts):

2009			
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2009	March 16, 2009	$0.10	$24
June 30, 2009	June 15, 2009	0.10	24
September 30, 2009	September 15, 2009	0.10	24
December 31, 2009	December 15, 2009	0.10	24
Total			$96

2008			
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2008	March 14, 2008	$0.10	$23
June 30, 2008	June 16, 2008	0.10	23
September 30, 2008	September 15, 2008	0.10	23
December 31, 2008	December 15, 2008	0.10	24
Total			$93

Payment date	Record date	Per share payment amount	Total amount paid
	2007		
March 30, 2007	March 15, 2007	$0.10	$22
June 29, 2007.	June 15, 2007	0.10	22
September 28, 2007	September 14, 2007	0.10	22
December 31, 2007.	December 14, 2007	0.10	22
Total			$88

On February 8, 2010, our board of directors declared a $0.10 per share cash dividend, payable on March 31, 2010, to stockholders of record as of March 15, 2010.

PURCHASES OF EQUITY SECURITIES BY THE COMPANY

The following table presents shares of restricted stock granted under our Stock Incentive Plan that we withheld upon vesting to satisfy our tax withholding obligations during the three months ended December 31, 2009. We have no publicly announced plans or programs to repurchase our common stock.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October	—	$ —	—	—
November	—	—	—	—
December	79,799	11.49	—	—
Total.	79,799	$11.49	—	—

STOCK PERFORMANCE GRAPH



Company / Index	Base Period 2/10/05	INDEXED RETURNS Years Ending				
		12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Huntsman Corporation	100	74.87	82.48	113.65	15.99	56.32
S&P 500 Index	100	106.12	122.88	129.63	81.67	103.28
S&P 500 Chemicals	100	97.08	113.06	143.61	85.85	124.27

130

Reconciliation of Adjusted Net (Loss) Income to Net Income (Loss)
Huntsman Corporation

In millions, except per share amounts	Year Ended December 31, 2009	2008	2007
Net income (loss)	$ 112	$ 610	$ (181)
Net loss (income) attributable to noncontrolling interests	2	(1)	9
Net income (loss) attributable to Huntsman Corporation	$ 114	$ 609	$ (172)
Adjustments, net of tax:			
Unallocated foreign currency (gain) loss	(5)	9	9
Legal and contract settlement expense, net	—	—	4
Loss on early extinguishment of debt	13	—	1
Other restructuring, impairment and plant closing costs	69	32	42
(Income) expense associated with the terminated merger and related litigation	(526)	(575)	210
Discount amortization on settlement financing associated with the terminated merger	9	—	—
Acquisition related expenses	1	—	—
Gain on disposition of businesses/assets	(1)	(1)	(47)
Loss (income) from discontinued operations	9	(117)	217
Extraordinary (gain) loss on the acquisition of a business	(6)	(14)	7
Adjusted net (loss) income	$ (323)	$ (57)	$ 271

Reconciliation of Adjusted EBITDA to Net Income (Loss)
Huntsman Corporation

In millions	Year Ended December 31, 2009	2008	2007
Net income (loss)	$ 112	$ 610	$(181)
Net loss (income) attributable to noncontrolling interests	2	(1)	9
Net income (loss) attributable to Huntsman Corporation	114	609	(172)
Interest expense, net	238	263	286
Income tax expense (benefit)	370	190	(12)
Depreciation and amortization	442	398	380
Income taxes, depreciation and amortization in discontinued operations	(6)	69	(107)
EBITDA	1,158	1,529	375
Loss on accounts receivable securitization program	23	27	21
Unallocated foreign currency (gain) loss	(16)	31	12
Legal and contract settlement expense, net	—	—	6
Loss on early extinguishment of debt	21	1	2
Other restructuring, impairment and plant closing costs	152	36	42
(Income) expense associated with the terminated merger and related litigation	(835)	(780)	210
Gain on disposition of businesses/assets	(1)	(1)	(73)
Loss (income) from discontinued operations, net of tax	15	(186)	324
Extraordinary (gain) loss on the acquisition of a business, net of tax	(6)	(14)	7
Adjusted EBITDA	$ 511	$ 643	$ 926

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Corporate Information

Headquarters
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
Tel.: +1-281-719-6000

500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5700

**Independent Registered
Public Accounting Firm**
Deloitte & Touche LLP

Stockholders Inquiries
Inquiries from stockholders and other interested
parties regarding our company are always welcome.
Please direct your requests for information to:

Investor Relations
500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5860
Fax.: +1-801-584-5788
Email: ir@huntsman.com

Stock Listing
Our common stock is listed on the New York Stock
Exchange under the symbol HUN.



Stock Transfer Agent
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015

Domestic Toll Free No.: 1-877-296-3711
Hearing impaired—TDD: 1-800-231-5469
International No.: 1-201-680-6578
Email address: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner/isd

Send certificates for transfer and address changes to:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900

Annual Meeting
The 2010 annual meeting of stockholders will be
held on Thursday, May 6, 2010 at 8:30 a.m., local
time, at The Woodlands Waterway Marriott Hotel
and Convention Center, 1601 Lake Robbins Drive,
The Woodlands, Texas 77380.

Website
www.huntsman.com

Certifications
We have submitted to the NYSE the annual CEO
certification for 2009 required under Section
303A.12(a) of the NYSE Listed Company Manual.
In addition, we filed with the SEC as exhibits to
our Annual Report on Form 10-K for the year ended
December 31, 2009 the CEO and CFO certifications required under Sections 302 and 906 of the
Sarbanes-Oxley Act.

Forward-Looking Statements
Statements in this report that are not historical are forward-looking statements. These statements are based on management's current belief
and expectations. The forward-looking statements in this report are subject to uncertainty and changes in circumstances and involve risks and
uncertainties that may affect our operations, markets, products, services, prices and other factors as discussed in our filings with the Securities
and Exchange Commission. Significant risks and uncertainties may relate to, but are not limited to, financial, economic, competitive, environmental, political, legal, regulatory and technological factors. We assume no obligation to provide revisions to any forward-looking statements
should circumstances change, except as otherwise required by securities and other applicable laws.

 

Enriching lives through innovation

Global Headquarters

Huntsman Corporation, 10003 Woodloch Forest Drive

The Woodlands, Texas 77380 USA

Telephone +1-281-719-6000

Fax +1-281-719-6416

www.huntsman.com